Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON JANUARY 20, 2017

As filed with the Securities and Exchange Commission on                           , 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 2
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ProPetro Holding Corp.
(Exact name of registrant as specified in its charter)

Texas	1389	26-3685382
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1706 S. Midkiff, Bldg. B
Midland, Texas 79701
(432) 688-0012
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dale Redman
Chief Executive Officer
1706 S. Midkiff, Bldg. B
Midland, Texas 79701
(432) 688-0012
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Alan Beck Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share

(1)
Includes shares issuable upon exercise of the underwriters' option to purchase additional shares.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                           , 2017

PROSPECTUS

Shares

ProPetro Holding Corp.

Common Stock

          This is our initial public offering. We are offering             shares of our common stock and the selling shareholders are selling              shares of common stock.

          Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $             and $             per share. We intend to apply to list our common stock on             under the symbol "PUMP." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and will be subject to reduced public company reporting requirements.

          You should consider the risks we have described in "Risk Factors" beginning on page 14.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to ProPetro Holding Corp.	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)
Please read "Underwriting" for a description of all underwriting compensation payable in connection with this offering.

          The underwriters have the option to purchase up to an additional             shares from us and the selling shareholders at the public offering price, less the underwriting discounts.

          Delivery of the shares of common stock is expected to be made on or about                          , 2017 through the book-entry facilities of The Depository Trust Company.

Goldman, Sachs & Co.

The date of this prospectus is                          , 2017.

i

ABOUT THIS PROSPECTUS

          You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

          This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Forward-Looking Statements."

          We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

          Unless the context otherwise requires, the information in this prospectus (other than in the historical financial statements) assumes that the underwriters will not exercise their option to purchase additional shares.

INDUSTRY AND MARKET DATA

          The data included in this prospectus regarding the industry in which we operate, including descriptions of trends in the market and our position and the position of our competitors within our industries, is based on a variety of sources, including independent publications, government publications, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management's knowledge and experience in the industry in which we operate. The industry data sourced from Spears & Associates is from its publication titled "Hydraulic Fracturing Market 2005-2017," published in the third quarter of 2016. The industry data sourced from Rystad Energy is from its "UCube" as of November 2016. We believe that these third-party sources are reliable and that the third-party information included in this prospectus and in our estimates is accurate and complete.

ii

SUMMARY

          This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes an initial public offering price of $             per share (the midpoint of the price range on the cover page of this prospectus), that the underwriters do not exercise their option to purchase additional shares and the conversion of all of the outstanding shares of our Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Preferred Shares"), into shares of common stock. You should read "Risk Factors" for more information about important risks that you should consider carefully before buying our common stock.

          Unless the context otherwise requires, references in this prospectus to "ProPetro Holding Corp.," "the Company," "our company," "we," "our" and "us," or like terms, refer to ProPetro Holding Corp. and its subsidiary. References to (i) "Energy Capital Partners" refer to Energy Capital Partners II, LP and its parallel and co-investment funds and related investment vehicles and (ii) the "selling shareholders" refer to Energy Capital Partners and the other selling shareholders that are offering shares of common stock in this offering and have granted the underwriters an option to purchase additional shares. When we refer to the "utilization" of our fleet, we are referring to the percentage of our fleet in use by our customers at the applicable time or for the applicable period of determination. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Oil and Natural Gas Terms" beginning on page A-1 of this prospectus.

ProPetro Holding Corp.

Overview

          We are a growth-oriented, Midland, Texas-based oilfield services company providing hydraulic fracturing and other complementary services to leading upstream oil and gas companies engaged in the exploration and production, or E&P, of North American unconventional oil and natural gas resources. Our operations are primarily focused in the Permian Basin, where we have cultivated longstanding customer relationships with some of the region's most active and well-capitalized E&P companies, including Parsley Energy, Callon Petroleum Company, Diamondback Energy, Fasken Oil and Ranch and Concho Resources. The Permian Basin is widely regarded as the most prolific oil-producing area in the United States, and we believe we are currently the largest private provider of hydraulic fracturing services in the region by hydraulic horsepower, or HHP, with an aggregate installed capacity of 420,000 HHP. Our fleet, which consists of 10 hydraulic fracturing units, has been designed to handle the highest intensity, most complex hydraulic fracturing jobs, and has been 100% utilized since September 2016.

          Our modern hydraulic fracturing fleet has been designed to handle Permian Basin specific operating conditions and the region's increasingly high-intensity well completions, which are characterized by longer horizontal wellbores, more frac stages per lateral and increasing amounts of proppant per well. Over 75% of our fleet has been delivered over the past three years, and we have fully maintained our equipment throughout the recent industry downturn to ensure optimal performance and reliability. In contrast, we believe many of our competitors have deferred necessary maintenance capital spending throughout the downturn, which we believe positions us to respond more quickly to customer needs during the ongoing market recovery.

          In addition to our core hydraulic fracturing operations, we also offer a suite of complementary well completion and production services, including cementing, acidizing, coiled tubing, flowback services and surface air drilling. We believe these complementary services create operational efficiencies for our customers and allow us to capture a greater portion of their capital spending across the lifecycle of an unconventional well. We believe that these complementary services should benefit from a continued industry recovery and that we are well positioned to continue expanding these offerings in response to our customers' increasing service needs and spending levels.

          Our primary business objective is to serve as a strategic partner to our customers by continuing to provide high-quality, customized services to help them optimize the long-term development of their unconventional resources. Over the past three years, we have leveraged our strong Permian Basin relationships to grow our installed HHP capacity by over 400% and organically build our Permian Basin cementing, coiled tubing and acidizing lines of business. Consistent with past performance, we believe our substantial market presence will continue to yield a variety of actionable growth opportunities allowing us to expand both our hydraulic fracturing and complementary services going forward. To this end, we intend to continue our past practice of opportunistically deploying new equipment on a long-term, dedicated basis in response to customer demand.

          For the nine months ended September 30, 2016 and the year ended December 31, 2015, we generated net losses of approximately $(35.9) million and $(45.9) million, respectively, and Adjusted EBITDA of approximately $1.6 million and $60.1 million, respectively. Over these same periods, approximately 92.1% and 90.0% of our revenues, respectively, were generated from our pressure pumping segment, which includes our hydraulic fracturing, cementing and acidizing services. For the definition of Adjusted EBITDA and a reconciliation from its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles ("GAAP"), please read "Selected Historical Consolidated Financial Data — Non-GAAP Financial Measures."

Our Services

          We primarily provide hydraulic fracturing services to E&P companies in the Permian Basin. These services are intended to optimize hydrocarbon flow paths during the completion phase of horizontal shale wellbores. Our Chief Executive Officer, Dale Redman, and our Chief Financial Officer, Jeffrey Smith, founded ProPetro in 2005 and, in 2009, strategically focused the Company's operations on hydraulic fracturing targeting the Permian Basin. As of September 30, 2016, we had grown our hydraulic fracturing business to a total of 10 hydraulic fracturing units with an aggregate of 420,000 HHP, of which 320,000 HHP has been delivered since 2013. Our fleet has been designed to handle the highest-intensity, most complex hydraulic fracturing jobs, and is largely standardized across units to facilitate efficient maintenance and repair and reduce equipment downtime.

          We provide dedicated equipment, personnel and services that are tailored to meet each of our customer's needs. Each unit in our fleet has a designated team of personnel, which allows us to provide responsive and customized services, such as project design, proppant procurement, real-time data provision and post-completion analysis for each of our jobs. Many of our hydraulic fracturing units and associated personnel have continually worked with the same customer for the past several years, promoting deep relationships and a high degree of visibility into future customer activity levels. Furthermore, in light of our substantial market position and historically high fleet utilization levels, we have established a variety of entrenched relationships with key equipment, sand and other downhole consumable suppliers. These strategic relationships provide us ready access to equipment, parts and materials on a timely and economic basis and allow our dedicated procurement logistics team to ensure consistently reliable operations. In addition to our hydraulic fracturing operations, we offer a range of ancillary services to our customers, including cementing, acidizing, coiled tubing, flowback services and surface air drilling. We believe these services are complementary and synergistic with our hydraulic fracturing operations and have, in large part, grown organically with our customers' demand for these services.

Market Opportunity

          The Permian Basin is a mature, liquids-rich basin with well-known geology and a large, exploitable resource base that delivers attractive E&P producer economics at or below current commodity price levels. As the most prolific oil producing area in the United States, as of August 2016, the Permian Basin accounted for more than 23% of total U.S. crude oil production, a level which exceeded the combined output of both the Bakken and Eagle Ford shales according to the U.S. Energy Information Administration ("EIA"). Since reaching their cyclical lows in May 2016, Permian Basin rig counts have grown by more than 67% to 229 active rigs as of November 2016. This increase in Permian Basin rig activity has accounted for more than 50% of the total U.S. rig count growth over that time period, more than four times the combined number of rigs added in the Bakken and Eagle Ford.

          In addition to increased activity levels in the Permian Basin, an ongoing shift to larger and more complex well completions has significantly increased demand for the hydraulic fracturing and other completion services we offer. According to Spears & Associates, key drivers of this increasing service intensity include:

  •
  Longer horizontal wellbore laterals.  Average Permian Basin lateral lengths are expected to grow from an average of 5,000 feet in 2013 to an estimated average of 9,000 feet expected in 2017. Management estimates that leading-edge Permian Basin lateral lengths are currently approaching 12,500 feet;

  •
  More frac stages per lateral.  Frac stages per well are expected to increase from 15 stages per well completed in 2013 to approximately 42 stages per well completed in 2017; and

  •
  Increasing amounts of proppant per well.  Permian Basin sand use is expected to grow from an average of 1,100 pounds per foot of proppant per well in 2015 to approximately 1,800 pounds per foot of proppant per well expected in 2017.

          Rising producer activity levels, increasing basin service intensity and continued drilling and completion efficiencies have combined to drive the 100% utilization of our fleet and build a sizable backlog of addressable demand for our services. We have seen our competitors defer necessary maintenance capital spending, cannibalize existing units for spare parts and idle HHP. This has resulted in tightening hydraulic fracturing supply and demand fundamentals and is likely to drive pricing improvement for our hydraulic fracturing services. Moreover, we believe the other complementary services that we provide are well-positioned to similarly benefit from a continued industry recovery.

Competitive Strengths

          Our primary business objective is to serve as a strategic partner for our customers by continuing to provide high-quality, customized services to help them optimize the long-term development of their unconventional resources. We believe that the following strengths differentiate us from our peers and uniquely position us to execute on this strategy.

  •
  Strong market position in the Permian Basin.  We believe we are the largest private hydraulic fracturing provider in the Permian Basin, which is the most prolific oil producing area in the United States, by HHP. Our longstanding customer relationships and substantial Permian Basin market presence uniquely position us to continue growing in tandem with the basin's ongoing development. The Permian Basin is a mature, liquids-rich basin with well-known geology and a large, exploitable resource base that delivers attractive E&P producer economics at or below current commodity prices. Rystad Energy estimates that, as of November 2016, the Permian Basin contains approximately 58 billion barrels of oil, the largest recoverable crude oil resource base in the United States and the second largest in the world. The massive extent of the Permian Basin coupled with the presence of multiple prospective geologic benches render the Permian Basin the most attractive and economic oil resource in North America.

    The recent recovery of oil prices to the low $50 per barrel range in December 2016 has driven a considerable increase in Permian Basin drilling and completion activity and associated demand for our services. Today, the Permian Basin is the most active onshore basin in North America, with over 229 active rigs, and accounts for approximately 50% of all oil-directed rigs in the United States. Current Permian production levels exceed the combined output of both the Bakken and Eagle Ford shale formations, and, given the basin's superior breakeven economics, which are estimated by Rystad Energy to be as low as $32 per barrel, we expect robust activity levels in the basin for the foreseeable future.

    Our operational focus has historically been in the Permian Basin's Midland sub-basin in support of our customers' core operations. More recently, however, with increasing levels of Delaware Basin activity, we have begun to expand our Delaware Basin presence in response to increasing levels of demand pull from our customers. Given our entrenched relationships with a variety of Delaware Basin operators, we believe that we are uniquely positioned to capture a large addressable growth opportunity as the basin develops. Over time, we expect the Permian Basin's Midland and Delaware sub-basins to continue to command a disproportionate share of future North American E&P spending.

  •
  Hydraulic fracturing is highly levered to increasing drilling activity and completion intensity levels.  Increased Permian Basin activity levels, continued growth in well completion intensity levels and continued drilling and completion efficiencies have a compounding effect on HHP demand growth. The combination of an expanding Permian Basin horizontal rig count and more complex well completions has materially increased the demand for the hydraulic fracturing services that we offer. Horizontal drilling has become the default method for E&P operators to most economically extract unconventional resources, and the number of horizontal rigs has increased from 22% of the total Permian Basin rig count in December 2011 to over 80% of the Permian Basin rig count in November 2016. As the horizontal rig count has grown, well completion intensity levels have also increased as a result of longer wellbore lateral lengths, greater fracturing stages per lateral and increasing amounts of proppant per well. Furthermore, the ongoing improvement in drilling and completion efficiencies, driven by innovations such as multi-well pads and zipper fracs, have further increased the demand for HHP. Taken together, these demand drivers have helped contribute to the full utilization of our fleet and leave us well positioned to capture future organic growth opportunities and enhanced pricing for the services we offer.

  •
  Deep relationships with high-quality, Permian Basin-focused customers.  Our deep local roots, operational expertise and commitment to safe and reliable service have allowed us to cultivate longstanding customer relationships with the most active and well-capitalized Permian Basin operators. Our diverse customer base is comprised of market leaders such as Parsley Energy, Callon Petroleum Company, Diamondback Energy, Fasken Oil and Ranch and Concho Resources, and no single customer represented more than 25% of our revenue for the nine months ended September 30, 2016. Many of our current customers have worked with us since our inception, and their continued support has allowed us to maintain relatively high utilization rates over time. As our customers increase activity levels, we expect to continue to leverage these strong relationships to keep our fleet fully utilized and selectively expand our platform in response to specific customer demand.

  •
  Standardized fleet of modern, well-maintained equipment.  We have a large, homogenous fleet of modern equipment that is configured to handle the Permian Basin's most complex, highest-intensity, hydraulic fracturing jobs. We believe that our fleet design is a key competitive advantage compared to many of our competitors who have fracturing units that are not optimized for Permian Basin conditions. Our fleet is largely standardized across units to facilitate efficient maintenance and repair and to reduce equipment downtime. Importantly, we have fully maintained our fleet throughout the recent industry downturn to ensure optimal performance and reliability. In contrast, we believe many of our competitors have deferred necessary maintenance capital spending and cannibalized essential equipment for spare parts during the same period. Furthermore, our entrenched relationships with a variety of key suppliers and vendors provide us with the reliable access to the equipment necessary to support our continued organic growth strategy.

  •
  Proven cross-cycle financial performance.  Over the past several years, we have maintained relatively high cross-cycle fleet utilization rates. Since September 2016, our fleet has been 100% utilized, and for each of the year ended December 31, 2015 and the quarter ended September 30, 2016, we operated in excess of 70% utilization. Our consistent track record of steady organic growth, coupled with our ability to immediately deploy new HHP on a dedicated and fully utilized basis, has resulted in revenue growth across industry cycles. We believe that we will be able to grow faster than our competitors while preserving attractive EBITDA margins as a result of our differentiated service offerings. Furthermore, we believe that our philosophy of maintaining modest financial leverage and a healthy balance sheet has left us more conservatively capitalized than our peers. Several of our customers have recently requested additional HHP capacity from us, and we expect that improving market fundamentals, our superior execution and our customer-focused approach should result in enhanced financial performance going forward.

  •
  Seasoned management and operating team and exemplary safety record.  We have a seasoned executive management team, with our three most senior members contributing more than 100 years of collective industry and financial experience. Members of our management team founded our business and seeded the company with a portion of our original investment capital. We believe their track record of successfully building premier oilfield service companies in the Permian Basin, as well as their deep roots and relationships throughout the West Texas community, provide a meaningful competitive advantage for our business. In addition, our management team has assembled a loyal group of highly-motivated and talented divisional managers and field personnel, and we have had virtually no manager-level turnover in our core service divisions over the past three years. We employ a balanced decision-making structure that empowers managerial and field personnel to work directly with customers to develop solutions while leveraging senior management's oversight. This collaborative approach fosters strong customer links at all levels of the organization and effectively institutionalizes customer relationships beyond the executive suite. We promote a "Safety First" culture, which has led to a Total Recordable Incident Rate, or TRIR, well below industry averages. For example, for the twelve months ended September 30, 2016, we had a TRIR of 1.0, compared to a peer average of 1.9 for the year ended December 31, 2014.

Business Strategies

          We intend to achieve our primary business objective through the following business strategies:

  •
  Capture increased demand for hydraulic fracturing services in the Permian Basin.  We intend to continue to position ourselves as a Permian Basin-focused hydraulic fracturing business, as we believe the Permian Basin hydraulic fracturing market offers supportive long-term growth fundamentals. These fundamentals are characterized by increased demand for our HHP, driven by increasing drilling activity and well completion intensity levels, along with underinvestment by our competitors in their equipment. In response to the current commodity price environment, many of our customers have publicly announced their intention to increase 2017 capital budgets in the Permian Basin in excess of 30% over 2016 levels. We are currently operating at 100% utilization, and several of our customers have requested additional HHP capacity from us. As our customers continue to develop their assets in the Midland and Delaware Basins, we believe we are strategically positioned to deploy additional hydraulic fracturing equipment in support of their ongoing needs.

  •
  Capitalize on improving pricing and efficiency gains.  The increase in demand for HHP coupled with expected competitor equipment attrition is expected to drive more favorable hydraulic fracturing supply and demand fundamentals. We believe this market tightening may lead to a general increase in prices for hydraulic fracturing services. Furthermore, our consistently high fleet utilization levels and 24 hours per day, seven days per week operating schedule (as opposed to daylight hour operations) should result in greater revenue opportunity and enhanced margins as fixed costs are spread over a broader revenue base. We believe that any incremental future fleet additions will benefit from these trends and associated economies of scale.

  •
  Cross-sell our complementary services.  In addition to our hydraulic fracturing services, we offer a broad range of complementary services in support of our customers' development activities, including cementing, acidizing, coiled tubing, flowback services and surface air drilling. These complementary services create operational efficiencies for our customers, and allow us to capture a greater percentage of their capital spending across the lifecycle of an unconventional well. We believe that, as our customers increase spending levels, we are well positioned to continue cross-selling and growing our complementary service offerings.

  •
  Maintain financial stability and flexibility to pursue growth opportunities.  Consistent with our past practices, we plan to maintain a conservative balance sheet following this offering, which will allow us to better react to potential changes in industry and market conditions and opportunistically grow our business. In the near term, we intend to continue our past practice of aligning our growth capital expenditures with visible customer demand, by strategically deploying new equipment on a long-term, dedicated basis in response to inbound customer requests. We will also selectively evaluate potential strategic acquisitions that increase our scale and capabilities or diversify our operations. At the closing of this offering, we expect to have $              million of liquidity, in the form of cash on hand and undrawn borrowing capacity under our $              million revolving credit facility, to support our growth ambitions.

Recent Developments

Private Placement of Convertible Preferred Stock

          Effective as of December 27, 2016, we completed a private placement of 11,724,134 shares of Series A Preferred Shares to certain "accredited investors" (as defined in Regulation D promulgated under the Securities Act of 1933, as amended, or the Securities Act). We received net proceeds of approximately $170 million and used the net proceeds (i) to repay a portion of the indebtedness outstanding under our revolving credit facility and term loan, (ii) to acquire new hydraulic fracturing equipment and (iii) for general corporate purposes. The Series A Preferred Shares are entitled to a 7% per annum dividend beginning July 1, 2017, payable in kind or in cash monthly in arrears. Upon consummation of this offering, the Series A Preferred Shares will automatically convert into shares of our common stock at a conversion price equal to the lesser of $14.50 per Series A Preferred Share and 90% of the price per share of common stock to the public in this offering.

          Effective December 27, 2016, and in connection with the closing of the private placement of Series A Preferred Shares, we entered into a registration rights agreement with the purchasers of the Series A Preferred Shares under which we agreed to grant such purchasers certain registration rights with respect to the common stock into which the Series A Preferred Shares will convert. Please see "Shares Eligible for Future Sales — Preferred Shareholder Registration Rights Agreement."

Reverse Stock Split

          On December 22, 2016, we effected a 170.4667-for-1 reverse split of our common stock (the "reverse stock split"). All share-related and per-share information in the registration statement of which this prospectus constitutes a part has been adjusted to give effect to the reverse stock split from the beginning of the earliest periods presented.

Principal Shareholders

          Our principal shareholder is Energy Capital Partners. Energy Capital Partners, together with its affiliate funds and related persons, is a private equity firm with over $13.5 billion in capital commitments that is focused on investing in North America's energy infrastructure. Energy Capital Partners has significant energy and financial expertise to complement its investment in us, including investments in the midstream oil and gas, power generation, electric transmission, environmental infrastructure and energy services sectors.

          Upon completion of this offering, Energy Capital Partners will beneficially own approximately         % of our common stock (or approximately         % if the underwriters' option to purchase additional shares of common stock is exercised in full). We are also a party to certain other agreements with Energy Capital Partners and certain of its affiliates. For a description of these agreements, please read "Certain Relationships and Related Party Transactions."

Risk Factors

          Investing in our common stock involves risks. You should carefully read the section of this prospectus entitled "Risk Factors" beginning on page 13 and the other information in this prospectus for an explanation of these risks before investing in our common stock.

Principal Executive Offices and Internet Address

          Our principal executive offices are located at 1706 S. Midkiff, Bldg. B, Midland Texas, 79701, and our telephone number is (432) 688-0012. Following the closing of this offering, our website will be located at http://www.                          .com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Our Emerging Growth Company Status

          As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

  •
  the presentation of only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

  •
  deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

  •
  exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

  •
  exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

  •
  reduced disclosure about executive compensation arrangements.

          We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

          We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable). Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

 THE OFFERING

Issuer	ProPetro Holding Corp.
Common stock offered by us	shares.
Common stock offered by the selling shareholders	shares.
Common stock outstanding after this offering	shares (including shares of common stock issued upon the automatic conversion of our Series A Preferred Shares at the consummation of this offering).
Option to purchase additional shares	We and the selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our common stock.
Shares held by our selling shareholders after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds

We expect to receive approximately $             million of net proceeds from this offering, based upon the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:
• approximately $ million will be used to repay borrowings outstanding under our term loan; and
• approximately $ million will be retained for general corporate purposes, including to fund growth capital expenditures. Please read "Use of Proceeds."

We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders in this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling shareholders.

Dividend policy

We do not anticipate paying any cash dividends on our common stock. In addition, we expect our new revolving credit facility will place certain restrictions on our ability to pay cash dividends. Please read "Dividend Policy."

Directed share program

At our request, the underwriters have reserved up to         % of the common stock being offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, employees and business associates. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read "Underwriting — Directed Share Program."

Listing and trading symbol	We intend to apply to list our common stock on under the symbol "PUMP."
Risk factors	You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

          The following table presents summary historical consolidated financial data of ProPetro Holding Corp. as of the dates and for the periods indicated. The summary historical consolidated financial data as of and for the year ended December 31, 2015 are derived from the audited financial statements appearing elsewhere in this prospectus. The summary historical consolidated interim financial data as of September 30, 2016 and 2015, and for the nine months ended September 30, 2016 and 2015, are derived from the unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, that are considered necessary for a fair presentation of the financial position, results of operations and cash flows for such periods. Historical results are not necessarily indicative of future results.

          We conduct our business through seven operating segments: hydraulic fracturing, cementing, acidizing, coil tubing, flowback, surface drilling and Permian Basin drilling. For reporting purposes, the hydraulic fracturing, cementing and acidizing operating segments are aggregated into our one reportable segment: pressure pumping. The summary historical consolidated data presented below should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes and other financial data included elsewhere in this prospectus.

	For the Nine			For the Year
	Months Ended			Ended
	September 30,			December 31,

($ in thousands except shares and per share amounts)	2016	2015		2015
Statement of Operations Data:
Revenue	$272,999		$437,752	$569,618
Costs and Expenses:
Cost of services(1)	255,362		369,411	483,338
General and administrative(2)	17,197		29,248	27,370
Depreciation and amortization	32,669		37,636	50,134
Impairment expense	—		36,609	36,609
Loss on disposal of assets	12,859		15,093	21,268

Total costs and expenses	$318,087		$478,997	$618,719

Operating Loss	$(45,088)		$(41,245)	$(49,101)
Other Income (Expense):
Interest expense	(15,942)		(16,458)	(21,641)
Gain on extinguishment of debt	6,975		—	—
Other expense	(419)		(643)	(499)

Total other expense	(9,386)		(17,101)	(22,140)

Loss before income taxes	(54,474)		(58,346)	(71,241)
Income tax benefit	(18,644)		(20,763)	(25,388)

Net loss	$(35,830)		$(37,583)	$(45,853)

Per share information:
Net loss per common share:
Basic	$(1.22)		$(1.56)	$(1.90)
Diluted	$(1.22)		$(1.56)	$(1.90)
Weighted average common shares outstanding:
Basic	29,328,475		24,132,871	24,132,871
Diluted	29,328,475		24,132,871	24,132,871
Balance Sheet Data as of:
Cash and cash equivalents	$5,288	$		$34,310
Property and equipment — net of accumulated depreciation	267,239			291,838
Total assets	384,264			446,454
Long-term debt — net of deferred loan costs	188,439			236,876
Total shareholders' equity	75,297			69,571
Cash Flow Statement Data:
Net cash (used in) provided by operating activities	$(5,652)		$64,690	$81,231
Net cash used in investing activities	(18,156)		(56,911)	(62,776)
Net cash used in financing activities	(5,215)		(35,789)	(15,216)
Other Data:
Adjusted EBITDA	$1,570		$49,022	$60,149
Adjusted EBITDA Margin	0.6%		11.2%	10.6%
Capital expenditures	$21,894		$62,168	$71,677

(1)
Exclusive of depreciation and amortization.

(2)
Inclusive of stock-based compensation.

Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

          We view Adjusted EBITDA and Adjusted EBITDA margin as important indicators of performance. We define EBITDA as our net income, before (i) interest expense, (ii) income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus (i) loss on disposal of assets, (ii) gain on extinguishment of debt, (iii) stock based compensation, and (iv) other unusual or non-recurring charges, such as costs related to our initial public offering. Adjusted EBITDA margin reflects our Adjusted EBITDA as a percentage of our revenues.

          EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures utilized by our management and other users of our financial statements such as investors, commercial banks, research analysts and others, to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income tax rates). EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP.

          We believe that our presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be considered alternatives to net income presented in accordance with GAAP. Because EBITDA, Adjusted EBITDA and Adjusted EBITDA margin may be defined differently by other companies in our industry, our definition of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table presents a reconciliation of net loss to EBITDA, Adjusted EBITDA and Adjusted EBITDA margin for each of the periods indicated.

Reconciliation of net loss to Adjusted EBITDA

	For the Nine		For the Year
	Months ended		Ended
	September 30,		December 31,

($ in thousands, except percentages)	2016	2015	2015
Net loss	$(35,830)	$(37,583)	$(45,853)
Interest expense	15,942	16,458	21,641
Income tax benefit	(18,644)	(20,763)	(25,388)
Depreciation and amortization	32,669	37,636	50,134
EBITDA	$(5,863)	$(4,252)	$534

Impairment expense	—	36,609	36,609
Loss on disposal of assets	12,859	15,093	21,268
Gain on extinguishment of debt	(6,975)	—	—
Stock-based compensation	1,130	929	1,239
Other expense	419	643	499

Adjusted EBITDA	$1,570	$49,022	$60,149

Revenue	272,999	437,752	569,618
Adjusted EBITDA margin	0.6%	11.2%	10.6%

RISK FACTORS

          Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the following risks were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

Our business and financial performance depends on the oil and natural gas industry and particularly on the level of capital spending and exploration and production activity within the United States and in the Permian Basin, and a decline in prices for oil and natural gas may have an adverse effect on our revenue, cash flows, profitability and growth.

          Demand for most of our services depends substantially on the level of capital expenditures in the Permian Basin by companies in the oil and natural gas industry. As a result, our operations are dependent on the levels of capital spending and activity in oil and gas exploration, development and production. A prolonged reduction in oil and gas prices would generally depress the level of oil and natural gas exploration, development, production, and well completion activity and would result in a corresponding decline in the demand for the hydraulic fracturing services that we provide. The significant decline in oil and natural gas prices beginning in late 2014 caused a reduction in our customers' spending and associated drilling and completion activities, which had an adverse effect on our revenue. If prices were to decline, similar declines in our customers' spending would have an adverse effect on our revenue. In addition, a worsening of these conditions may result in a material adverse impact on certain of our customers' liquidity and financial position resulting in further spending reductions, delays in the collection of amounts owing to us and similar impacts.

          Many factors over which we have no control affect the supply of and demand for, and our customers' willingness to explore, develop and produce oil and natural gas, and therefore, influence prices for our services, including:

  •
  the domestic and foreign supply of, and demand for, oil and natural gas;

  •
  the level of prices, and expectations about future prices, of oil and natural gas;

  •
  the level of global oil and natural gas exploration and production;

  •
  the cost of exploring for, developing, producing and delivering oil and natural gas;

  •
  the supply of and demand for drilling and hydraulic fracturing equipment;

  •
  the expected decline rates of current production;

  •
  the price and quantity of foreign imports;

  •
  political and economic conditions in oil and natural gas producing countries and regions, including the United States, the Middle East, Africa, South America and Russia;

  •
  actions by the members of Organization of Petroleum Exporting Countries with respect to oil production levels and announcements of potential changes in such levels;

  •
  speculative trading in crude oil and natural gas derivative contracts;

  •
  the level of consumer product demand;

  •
  the discovery rates of new oil and natural gas reserves;

  •
  contractions in the credit market;

  •
  the strength or weakness of the U.S. dollar;

  •
  available pipeline and other transportation capacity;

  •
  the levels of oil and natural gas storage;

  •
  weather conditions and other natural disasters;

  •
  domestic and foreign tax policy;

  •
  domestic and foreign governmental approvals and regulatory requirements and conditions;

  •
  the continued threat of terrorism and the impact of military and other action, including military action in the Middle East;

  •
  technical advances affecting energy consumption;

  •
  the proximity and capacity of oil and natural gas pipelines and other transportation facilities;

  •
  the price and availability of alternative fuels;

  •
  the ability of oil and natural gas producers to raise equity capital and debt financing;

  •
  merger and divestiture activity among oil and natural gas producers; and

  •
  overall domestic and global economic conditions.

          These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Such a decline would have a material adverse effect on our business, results of operation and financial condition.

The cyclical nature of the oil and natural gas industry may cause our operating results to fluctuate.

          We derive our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. We have experienced, and may in the future experience, significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices experienced by the oil and natural gas industry during 2015 and 2016, combined with adverse changes in the capital and credit markets, caused many exploration and production companies to reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and adversely impacted the prices oilfield services companies could charge for their services. In addition, a majority of the service revenue we earn is based upon a charge for a relatively short period of time (for example, a day, a week or a month) for the actual period of time the service is provided to our customers. By contracting services on a short-term basis, we are exposed to the risks of a rapid reduction in market prices and utilization and resulting volatility in our revenues.

The majority of our operations are located in the Permian Basin, making us vulnerable to risks associated with operating in one major geographic area.

          Our operations are geographically concentrated in the Permian Basin. For the nine months ended September 30, 2016, approximately 97% of our revenues were attributable to our operations in the Permian Basin. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in the Permian Basin caused by significant governmental regulation, processing or transportation capacity constraints, market limitations, curtailment of production or interruption of the processing or transportation of oil and natural gas produced from the wells in these areas. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and natural gas producing areas such as the Permian Basin, which may cause these conditions to occur with greater frequency or magnify the effects of these conditions. Due to the concentrated nature of our operations, we could experience any of the same conditions at the same time, resulting in a relatively greater impact on our revenue than they might have on other companies that have more geographically diverse operations.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our business, results of operations and financial condition.

          We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the production could have a material adverse effect on our business, results of operations and financial condition. The decline and volatility in oil and natural gas prices over the last two years has negatively impacted the financial condition of our customers and further declines, sustained lower prices, or continued volatility could impact their ability to meet their financial obligations to us.

We face significant competition that may cause us to lose market share.

          The oilfield services industry is highly competitive and has relatively few barriers to entry. The principal competitive factors impacting sales of our services are price, reputation and technical expertise, equipment and service quality and health and safety standards. The market is also fragmented and includes numerous small companies capable of competing effectively in our markets on a local basis, as well as several large companies that possess substantially greater financial and other resources than we do. Our larger competitors' greater resources could allow those competitors to compete more effectively than we can. For instance, our larger competitors may offer services at below-market prices or bundle ancillary services at no additional cost our customers. We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Several of our competitors provide a broader array of services and have a stronger presence in more geographic markets. In addition, we compete with several smaller companies capable of competing effectively on a regional or local basis.

          Some jobs are awarded on a bid basis, which further increases competition based on price. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment may be further intensified by mergers and acquisitions among oil and natural gas companies or other events that have the effect of reducing the number of available customers. As a result of competition, we may lose market share or be unable to maintain or increase prices for our present services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

          Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. The amount of equipment available may exceed demand, which could result in active price competition. In addition, depressed commodity prices lower demand for hydraulic fracturing equipment, which results in excess equipment and lower utilization rates. In addition, some exploration and production companies have commenced completing their wells using their own hydraulic fracturing equipment and personnel. Any increase in the development and utilization of in-house fracturing capabilities by our customers could decrease the demand for our services and have a material adverse impact on our business.

          In addition, competition among oilfield service and equipment providers is affected by each provider's reputation for safety and quality. We cannot assure that we will be able to maintain our competitive position.

Our business depends upon our ability to obtain specialized equipment, parts and key raw materials, including frac sand and chemicals, from third-party suppliers, and we may be vulnerable to delayed deliveries and future price increases.

          We purchase specialized equipment, parts and raw materials (including, for example, frac sand, chemicals and fluid ends) from third party suppliers and affiliates. At times during the business cycle, there is a high demand for hydraulic fracturing and other oil field services and extended lead times to obtain equipment and raw materials needed to provide these services. Should our current suppliers be unable or unwilling to provide the necessary equipment, parts or raw materials or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of our services could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, future price increases for this type of equipment, parts and raw materials could negatively impact our ability to purchase new equipment, to update or expand our existing fleet, to timely repair equipment in our existing fleet or meet the current demands of our customers.

Reliance upon a few large customers may adversely affect our revenue and operating results.

          The majority of our revenue is generated from our hydraulic fracturing services. Due to the large percentage of our revenue historically derived from our hydraulic fracturing services with recurring customers and the limited availability of our fracturing units, we have had some degree of customer concentration. Our top ten customers represented approximately 71% and 83% of our consolidated revenue for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively. It is likely that we will depend on a relatively small number of customers for a significant portion of our revenue in the future. If a major customer fails to pay us, revenue would be impacted and our operating results and financial condition could be harmed. Additionally, if we were to lose any material customer, we may not be able to redeploy our equipment at similar utilization or pricing levels and such loss could have an adverse effect on our business until the equipment is redeployed at similar utilization or pricing levels.

Certain of our completion services, particularly our hydraulic fracturing services, are substantially dependent on the availability of water. Restrictions on our or our customers' ability to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.

          Water is an essential component of unconventional shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Over the past several years, certain of the areas in which we and our customers operate have experienced extreme drought conditions and competition for water in such areas is growing. In addition, some state and local governmental authorities have begun to monitor or restrict the use of water subject to their jurisdiction for hydraulic fracturing to ensure adequate local water supply. For instance, some states require E&P companies to report certain information regarding the water they use for hydraulic fracturing and to monitor the quality of groundwater surrounding some wells stimulated by hydraulic fracturing. Generally, our water requirements are met by our customers from sources on or near their sites, but there is no assurance that our customers will be able to obtain a sufficient supply of water from sources in these areas. Our or our customers' inability to obtain water from local sources or to effectively utilize flowback water could have an adverse effect on our financial condition, results of operations and cash flows.

We rely on a few key employees whose absence or loss could adversely affect our business.

          Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our executive team, including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, could disrupt our operations. We do not maintain "key person" life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

If we are unable to employ a sufficient number of skilled and qualified workers, our capacity and profitability could be diminished and our growth potential could be impaired.

          The delivery of our services requires skilled and qualified workers with specialized skills and experience who can perform physically demanding work. As a result of the volatility of the oilfield services industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced oilfield service personnel is intense, and we face significant challenges in competing for crews and management with large and well-established competitors. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Our operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms or at all, which could limit our ability to grow.

          The oilfield services industry is capital intensive. In conducting our business and operations, we have made, and expect to continue to make, substantial capital expenditures. Our total capital expenditures were approximately $72 million for the year ended December 31, 2015. We have historically financed capital expenditures primarily with funding from cash generated by operations, equipment and vendor financing and borrowings under our credit facilities. Following the completion of this offering, we intend to finance our capital expenditures primarily with cash on hand, cash flow from operations and borrowings under our new revolving credit facility. We may be unable to generate sufficient cash from operations and other capital resources to maintain planned or future levels of capital expenditures which, among other things, may prevent us from acquiring new equipment or properly maintaining our existing equipment. Further, any disruptions or continuing volatility in the global financial markets may lead to an increase in interest rates or a contraction in credit availability impacting our ability to finance our operations. This could put us at a competitive disadvantage or interfere with our growth plans. Further, our actual capital expenditures for 2017 or future years could exceed our capital expenditure budget. In the event our capital expenditure requirements at any time are greater than the amount we have available, we could be required to seek additional sources of capital, which may include debt financing, joint venture partnerships, sales of assets, offerings of debt or equity securities or other means. We may not be able to obtain any such alternative source of capital. We may be required to curtail or eliminate contemplated activities. If we can obtain alternative sources of capital, the terms of such alternative may not be favorable to us. In particular, the terms of any debt financing may include covenants that significantly restrict our operations. Our inability to grow as planned may reduce our chances of maintaining and improving profitability.

Concerns over general economic, business or industry conditions may have a material adverse effect on our results of operations, liquidity and financial condition.

          Concerns over global economic conditions, geopolitical issues, interest rates, inflation, the availability and cost of credit and the United States and foreign financial markets have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatility in commodity prices, business and consumer confidence and unemployment rates, have precipitated an economic slowdown. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could diminish further, which could impact the price at which oil, natural gas and natural gas liquids can be sold, which could affect the ability of our customers to continue operations and ultimately adversely impact our results of operations, liquidity and financial condition.

Our indebtedness and liquidity needs could restrict our operations and make us more vulnerable to adverse economic conditions.

          Our existing and future indebtedness, whether incurred in connection with acquisitions, operations or otherwise, may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on such indebtedness as payments become due. Our level of indebtedness may affect our operations in several ways, including the following:

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  the covenants that are contained in the agreements governing our indebtedness could limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

  •
  our debt covenants could also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

  •
  any failure to comply with the financial or other debt covenants, including covenants that impose requirements to maintain certain financial ratios, could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

  •
  our level of debt could impair our ability to obtain additional financing, or obtain additional financing on favorable terms, in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and

  •
  our business may not generate sufficient cash flow from operations to enable us to meet our obligations under our indebtedness.

Restrictions in our new revolving credit facility and any future financing agreements may limit our ability to finance future operations or capital needs or capitalize on potential acquisitions and other business opportunities.

          We expect to enter into a new revolving credit agreement concurrently with the closing of this offering. The operating and financial restrictions and covenants in our new revolving credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, we expect that our new revolving credit facility will restrict or limit our ability to:

  •
  grant liens;

  •
  incur additional indebtedness;

  •
  engage in a merger, consolidation or dissolution;

  •
  enter into transactions with affiliates;

  •
  sell or otherwise dispose of assets, businesses and operations;

  •
  materially alter the character of our business as conducted at the closing of this offering; and

  •
  make acquisitions, investments and capital expenditures.

          Furthermore, our new revolving credit facility may contain certain other operating and financial covenants. Our ability to comply with the covenants and restrictions contained in the new revolving credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our new revolving credit facility, a significant portion of our indebtedness may become immediately due and payable, our lenders' commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our new revolving credit facility or any new indebtedness could have similar or greater restrictions. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities — Our Revolving Credit Facility."

Our operations are subject to unforeseen interruptions and hazards inherent in the oil and natural gas industry, for which we may not be adequately insured and which could cause us to lose customers and substantial revenue.

          Our operations are exposed to the risks inherent to our industry, such as equipment defects, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards, such as oil spills and releases of, and exposure to, hazardous substances. For example, our operations are subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. In addition, our operations are exposed to potential natural disasters, including blizzards, tornadoes, storms, floods, other adverse weather conditions and earthquakes. The occurrence of any of these events could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties or other damage resulting in curtailment or suspension of our operations. The cost of managing such risks may be significant. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues.

          Our insurance may not be adequate to cover all losses or liabilities we may suffer. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition, sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position.

          Since hydraulic fracturing activities are part of our operations, they are covered by our insurance against claims made for bodily injury, property damage and clean-up costs stemming from a sudden and accidental pollution event. However, we may not have coverage if we are unaware of the pollution event and unable to report the "occurrence" to our insurance company within the time frame required under our insurance policy. In addition, these policies do not provide coverage for all liabilities, and the insurance coverage may not be adequate to cover claims that may arise, or we may not be able to maintain adequate insurance at rates we consider reasonable. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

A terrorist attack or armed conflict could harm our business.

          Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, production facilities, processing plants, refineries or transportation facilities are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas, which, in turn, could also reduce the demand for our services. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Increasing trucking regulations may increase our costs and negatively impact our results of operations.

          In connection with our business operations, including the transportation and relocation of our hydraulic fracking equipment and shipment of frac sand, we operate trucks and other heavy equipment. As such, we operate as a motor carrier in providing certain of our services and therefore are subject to regulation by the United States Department of Transportation and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, driver licensing, insurance requirements, financial reporting and review of certain mergers, consolidations and acquisitions, and transportation of hazardous materials (HAZMAT). Our trucking operations are subject to possible regulatory and legislative changes that may increase our costs. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period, onboard black box recorder device requirements or limits on vehicle weight and size.

          Interstate motor carrier operations are subject to safety requirements prescribed by the United States Department of Transportation. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations. Matters such as the weight and dimensions of equipment are also subject to federal and state regulations. From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

          Certain motor vehicle operators require registration with the Department of Transportation. This registration requires an acceptable operating record. The Department of Transportation periodically conducts compliance reviews and may revoke registration privileges based on certain safety performance criteria that could result in a suspension of operations.

We are subject to environmental laws and regulations, and future compliance, claims, and liabilities relating to such matters may have a material adverse effect on our results of operations, financial position or cash flows.

          The nature of our operations, including the handling, transporting and disposing of a variety of fluids and substances, including hydraulic fracturing fluids and other regulated substances, air emissions, and wastewater discharges exposes us to some risks of environmental liability, including the release of pollutants from oil and natural gas wells and associated equipment to the environment. The cost of compliance with these laws can be significant. Failure to properly handle, transport or dispose of these materials or otherwise conduct our operations in accordance with these and other environmental laws could expose us to substantial liability for administrative, civil and criminal penalties, cleanup and site restoration costs and liability associated with releases of such materials, damages to natural resources and other damages, as well as potentially impair our ability to conduct our operations. Such liability is commonly on a strict, joint and several liability basis, without regard to fault. Liability may be imposed as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Neighboring landowners and other third parties may file claims against us for personal injury or property damage allegedly caused by the release of pollutants into the environment. Environmental laws and regulations have changed in the past, and they may change in the future and become more stringent. Current and future claims and liabilities may have a material adverse effect on us because of potential adverse outcomes, defense costs, diversion of management resources, unavailability of insurance coverage and other factors. The ultimate costs of these liabilities are difficult to determine and may exceed any reserves we may have established. If existing environmental requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

The adoption of climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for oil and natural gas.

          The EPA has determined that greenhouse gases present an endangerment to public health and the environment because such gases contribute to warming of the earth's atmosphere and other climatic changes. Based on these findings, the EPA has adopted and implemented, and continues to adopt and implement, regulations that restrict emissions of greenhouse gases ("GHGs") under existing provisions of the Clean Air Act ("CAA"). The EPA also requires the annual reporting of GHG emissions from certain large sources of GHG emissions in the United States, including certain oil and gas production facilities. The EPA has also taken steps to limit methane emissions from oil and gas production facilities. In addition, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. And in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake "ambitious efforts" to limit the average global temperature, and to conserve and enhance sinks and reservoirs of greenhouse gases. The Paris Agreement entered into force in November 2016. The United States is one of over 70 nations that has ratified or otherwise indicated that it intends to comply with the agreement. Restrictions on emissions of GHGs that may be imposed could adversely affect the oil and natural gas industry by reducing demand for hydrocarbons and by making it more expensive to develop and produce hydrocarbons, either of which could have a material adverse effect on future demand for our services.

          Moreover, climate change may cause more extreme weather conditions and increased volatility in seasonal temperatures. Extreme weather conditions can interfere with our operations and increase our costs, and damage resulting from extreme weather may not be fully insured.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

          Our hydraulic fracturing operations are a significant component of our business, and it is an important and common practice that is used to stimulate production of hydrocarbons, particularly oil and natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, in May 2014, the EPA issued an Advanced Notice of Proposed Rulemaking seeking comment on the development of regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. Beginning in August 2012, the EPA issued a series of rules under the CAA that establish new emission control requirements for emissions of volatile organic compounds and methane from certain oil and natural gas production and natural gas processing operations and equipment. And in March 2015, the Bureau of Land Management finalized a rule governing hydraulic fracturing on federal lands, implementation of which has been stayed pending the resolution of legal challenges. Further, legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing (except when diesel fuels are used) from the definition of "underground injection" and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, have been proposed in recent sessions of Congress. Several states and local jurisdictions in which we or our customers operate also have adopted or are considering adopting regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids.

          More recently, federal and state governments have begun investigating whether the disposal of produced water into underground injection wells has caused increased seismic activity in certain areas. For example, in December 2016, the EPA released its final report regarding the potential impacts of hydraulic fracturing on drinking water resources, concluding that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances such as water withdrawals for fracturing in times or areas of low water availability, surface spills during the management of fracturing fluids, chemicals or produced water, injection of fracturing fluids into wells with inadequate mechanical integrity, injection of fracturing fluids directly into groundwater resources, discharge of inadequately treated fracturing wastewater to surface waters, and disposal or storage of fracturing wastewater in unlined pits. The results of these studies could lead federal and state governments and agencies to develop and implement additional regulations.

          Increased regulation of hydraulic fracturing and related activities (whether as a result of the EPA study results or resulting from other factors) could subject us and our customers to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, and plugging and abandonment requirements. New requirements could result in increased operational costs for us and our customers, and reduce the demand for our services.

Conservation measures, commercial development and technological advances could reduce demand for oil and natural gas and our services.

          Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas, resulting in reduced demand for oilfield services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

          The commercial development of economically-viable alternative energy sources and related products (such as electric vehicles, wind, solar, geothermal, tidal, fuel cells and biofuels) could have a similar effect. In addition, certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and development, including the allowance of percentage depletion for oil and natural gas properties, may be eliminated as a result of proposed legislation. Any future decreases in the rate at which oil and natural gas reserves are discovered or developed, whether due to the passage of legislation, increased governmental regulation leading to limitations, or prohibitions on exploration and drilling activity, including hydraulic fracturing, or other factors, could have a material adverse effect on our business and financial condition, even in a stronger oil and natural gas price environment.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations.

          We operate with most of our customers under master service agreements, or MSAs. We endeavor to allocate potential liabilities and risks between the parties in the MSAs. Generally, under our MSAs, including those relating to our hydraulic fracturing services, we assume responsibility for, including control and removal of, pollution or contamination which originates above surface and originates from our equipment or services. Our customer assumes responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. We may have liability in such cases if we are negligent or commit willful acts. Generally, our customers also agree to indemnify us against claims arising from their employees' personal injury or death to the extent that, in the case of our hydraulic fracturing operations, their employees are injured or their properties are damaged by such operations, unless resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into an MSA with terms that vary from the above allocations of risk. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operation.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

          The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and process and record operational and accounting data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result of such cyberattacks.

Risks Related to This Offering and Ownership of Our Common Stock

The concentration of our capital stock ownership among our largest shareholder(s) and their affiliates will limit your ability to influence corporate matters.

          Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), Energy Capital Partners will own approximately         % of our outstanding common stock. Consequently, Energy Capital Partners will continue to have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling shareholder.

Conflicts of interest could arise in the future between us, on the one hand, and Energy Capital Partners and its affiliates and affiliated funds, including its and their future portfolio companies, on the other hand, concerning among other things, potential competitive business activities or business opportunities.

          Conflicts of interest could arise in the future between us, on the one hand, and Energy Capital Partners and its affiliates and affiliated funds, including its and their current and future portfolio companies, on the other hand, concerning among other things, potential competitive business activities or business opportunities. Energy Capital Partners and its affiliated funds are primarily North American investors in essential, long-lived and capital intensive energy assets within a host of energy related industries. Energy Capital Partners and its affiliated funds currently have investments in companies that operate in the energy infrastructure and oilfield services industries. As a result, Energy Capital Partners and its affiliates' and affiliated funds' current and future portfolio companies which it controls may now, or in the future, directly or indirectly, compete with us for investment or business opportunities.

          Our governing documents provide that Energy Capital Partners and its affiliates and affiliated funds (including portfolio investments of Energy Capital Partners and its affiliates and affiliated funds) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and will not have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or doing business with any of our clients, customers or vendors. In particular, subject to the limitations of applicable law, our certificate of incorporation, among other things:

  •
  permits Energy Capital Partners and its affiliates and affiliated funds and our non-employee directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

  •
  provides that if Energy Capital Partners or any of its affiliates who is also one of our non-employee directors becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

          Energy Capital Partners or its affiliates or affiliated funds may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, Energy Capital Partners and its affiliates and affiliated funds may dispose of their interests in energy infrastructure or other oilfield services companies or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to Energy Capital Partners and its affiliates and affiliated funds could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

          In any of these matters, the interests of Energy Capital Partners and its affiliates and affiliated funds may differ or conflict with the interests of our other shareholders. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

          As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of                  , with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

  •
  institute a more comprehensive compliance function;

  •
  comply with rules promulgated by                          ;

  •
  continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

  •
  establish new internal policies, such as those relating to insider trading; and

  •
  involve and retain to a greater degree outside counsel and accountants in the above activities.

          In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

          We will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act as early as our fiscal year ending December 31, 2018. Section 404 requires that we document and test our internal control over financial reporting and issue management's assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls upon becoming a large accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify as an emerging growth company under the JOBS Act. We are evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. For example, we anticipate the need to hire additional administrative and accounting personnel to conduct our financial reporting.

          We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report such material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the stock price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

          Prior to this offering, there has been no public market for our common stock. After this offering, there will be only                  publicly traded shares of common stock held by our public common shareholders (           shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). Energy Capital Partners will own             shares of common stock, representing an aggregate         % of outstanding shares of our common stock (or             shares of common stock, representing an aggregate         % of outstanding shares of our common stock, if the underwriters exercise in full their option to purchase additional shares of common stock). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty reselling any of our common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common stock and limit the number of investors who are able to buy the common stock.

          The initial public offering price for the common stock offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

          The following is a non-exhaustive list of factors that could affect our stock price:

  •
  our operating and financial performance;

  •
  quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

  •
  the public reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  strategic actions by our competitors;

  •
  our failure to meet revenue or earnings estimates by research analysts or other investors;

  •
  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

  •
  speculation in the press or investment community;

  •
  the failure of research analysts to cover our common stock;

  •
  sales of our common stock by us, the selling shareholders or other shareholders, or the perception that such sales may occur;

  •
  changes in accounting principles, policies, guidance, interpretations or standards;

  •
  additions or departures of key management personnel;

  •
  actions by our shareholders;

  •
  general market conditions, including fluctuations in commodity prices;

  •
  domestic and international economic, legal and regulatory factors unrelated to our performance; and

  •
  the realization of any risks described under this "Risk Factors" section.

          The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

          The trading market for our common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

          We intend to redomicile as a corporation under Delaware General Corporation Law and file a new certificate of incorporation. Our certificate of incorporation will authorize our board of directors to issue preferred stock, in addition to the Series A Preferred Shares, without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including:

  •
  limitations on the removal of directors;

  •
  limitations on the ability of our shareholders to call special meetings;

  •
  advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of shareholders;

  •
  providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

  •
  establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

Investors in this offering will experience immediate and substantial dilution of $              per share.

          Based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $             per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and pro forma net tangible book deficit as of                          , 2016 would be $             per share. Please see "Dilution."

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

          Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends on our common stock, and we expect that our debt agreements will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

          We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, we expect that our new revolving credit facility will place certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

          We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding             shares of common stock, including shares of common stock issued upon the automatic conversion of the Series A Preferred Shares upon the consummation of this offering. Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, Energy Capital Partners will own             shares of our common stock, or approximately         % of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. Please see "Shares Eligible for Future Sale."

          In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

          We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

          Prior to this offering, we, all of our directors and executive officers and holders of substantially all of our common stock will enter into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of         days following the effectiveness date of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

A significant reduction by Energy Capital Partners of its ownership interests in us could adversely affect us.

          We believe that Energy Capital Partners' substantial ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, Energy Capital Partners will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If Energy Capital Partners sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

          We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

          We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates as of any June 30 or issue more than $1.0 billion of non-convertible debt over a rolling three-year period.

          Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

          To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile

Since we are a "controlled company" for purposes of                           corporate governance requirements, our shareholders will not have, and may never have, the protections that these corporate governance requirements are intended to provide.

          Since we are a "controlled company" for purposes of                          corporate governance requirements, we are not required to comply with the provisions requiring that a majority of our directors be independent, the compensation of our executives be determined by independent directors or nominees for election to our board of directors be selected by independent directors. If we choose to take advantage of any or all of these exemptions, our shareholders may not have the protections that these rules are intended to provide.

Our ability to use our net operating loss carryforwards may be limited.

          As of September 30, 2016, we had approximately $149.1 million of U.S. federal and state net operating loss carryforwards ("NOLs"). Our NOLs begin to expire in 2024. Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), generally imposes an annual limitation on the amount of taxable income that may be offset by NOLs when a corporation has undergone an "ownership change" (as determined under Section 382). Generally, a change of more than 50% in the ownership of a corporation's stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. Any unused annual limitation may, subject to certain limitations, be carried over to later years. We have previously experienced an ownership change and anticipate we will have an ownership change as a result of this offering, which would result in an annual limitation under Section 382 determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate as defined in Section 382, increased under certain circumstances as a result of recognizing built-in gains in our assets existing at the time of the ownership change. The limitations arising from our prior ownership change or from any ownership change arising as a result of this offering may prevent utilization of our NOLs prior to their expiration. Future ownership changes or regulatory changes could further limit our ability to utilize our NOLs. To the extent we are not able to offset our future income with our NOLs, this could adversely affect our operating results and cash flows if we attain profitability.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

          Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

USE OF PROCEEDS

          Our net proceeds from the sale of             shares of common stock in this offering are estimated to be $              million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering as follows: (i) approximately $          million will be used to repay borrowings outstanding under our term loan and (ii) approximately $         million will be retained for general corporate purposes, including to fund growth capital expenditures.

          We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders.

          The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of Funds		Use of Funds
(In millions)
Net proceeds from this offering	$	Repayment of outstanding borrowings under our term loan	$
General corporate purposes, including growth capital expenditures

Total sources of funds	$	Total uses of funds	$

          As of January 15, 2017, we had $71.8 million of outstanding borrowings under our term loan. The term loan matures on September 30, 2019 and requires quarterly principal and interest payments. Our term loan bears interest at a rate of LIBOR plus 6.25% and is subject to a 1% floor. The outstanding borrowings under our term loan were incurred primarily to fund a portion of our 2015 and 2016 capital expenditures. In connection with the completion of this offering, we expect to repay our term loan in full and terminate our term loan.

          A $1.00 increase or decrease in the assumed initial public offering price of $             per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds to fund growth capital expenditures or for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would first reduce by a corresponding amount the net proceeds directed to growth capital expenditures and general corporate purposes and then, if necessary, the net proceeds directed to repay outstanding borrowings under our term loan.

 DIVIDEND POLICY

          We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, we expect that our revolving credit facility will place restrictions on our ability to pay cash dividends.

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

  •
  on a historical basis; and

  •
  on an as adjusted basis to reflect this offering and the application of the net proceeds from this offering as described under "Use of Proceeds."

          This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes and the unaudited pro forma condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2016

	Historical		As Adjusted

	(in thousands, except per share)
Cash and cash equivalents	$5,288	$

Long-term debt:
Revolving credit facility	$38,500	$
Term loan(1)	149,500
Equipment financing	20,573

Total long-term debt	$208,573	$
Shareholders' equity:
Common stock ($0.001 par value; 200,000,000 shares authorized, 36,551,716 issued and outstanding, actual historical; and shares authorized, shares issued and outstanding, as adjusted)	37
Additional paid-in capital	264,852
Accumulated deficit	(189,592)
Total shareholders' equity	$75,297
Total Capitalization	$283,870

(1)
Our term loan carries a LIBOR plus 6.25% interest rate, subject to a 1% floor. The term loan matures on September 30, 2019, and requires quarterly principal and interest payments.

 DILUTION

          Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of September 30, 2016 was approximately $              million, or $             per share.

          Pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering. Assuming an initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to (i) the sale of the shares in this offering and (ii) the conversion of the Series A Preferred Shares into shares of common stock upon the consummation of this offering, and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of                          , 2016 would have been approximately $              million, or $             per share. This represents an immediate increase in the net tangible book value of $             per share to our existing shareholders and an immediate dilution to new investors purchasing shares in this offering of $             per share, resulting from the difference between the offering price and the pro forma as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of , 2016 (after giving effect to the corporate reorganization)	$

Increase per share attributable to new investors in this offering
As adjusted pro forma net tangible book value per share (after giving effect to the corporate reorganization and this offering)
Dilution in pro forma net tangible book value per share to new investors in this offering		$

          A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $             and increase (decrease) the dilution to new investors in this offering by $              per share, assuming the number of shares offered by us, as                          set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The following table summarizes, on an adjusted pro forma basis as of                          , 2016, the total number of shares of common stock owned by existing shareholders and to be owned by new investors at $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the total consideration paid and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $             , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired				Total Consideration				Average

Price Per
	Number	Percent			Amount	Percent			Share

Existing shareholders			%	$			%	$
New investors in this offering

Total		100%		$		100%		$

SELECTED HISTORICAL FINANCIAL DATA

          The following table presents selected historical financial and operating data of ProPetro Holding Corp. as of the dates and for the periods indicated. The selected historical financial data as of and for the year ended December 31, 2015 are derived from the audited consolidated financial statements appearing elsewhere in this prospectus. The selected historical interim financial data as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 are derived from the unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited financial statements and, in the Company's opinion, include all adjustments, consisting of normal recurring adjustments, which are considered necessary for a fair presentation of the financial position, results of operations and cash flows for such periods. Historical results are not necessarily indicative of future results.

          We conduct our business through seven operating segments: hydraulic fracturing, cementing, acidizing, coil tubing, flowback, surface drilling and Permian Basin drilling. For reporting purposes, the hydraulic fracturing, cementing and acidizing operating segments are aggregated into our one reportable segment: pressure pumping. The selected historical consolidated data presented below should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes and other financial data included elsewhere in this prospectus.

	For the Nine		For the Year
	Months Ended		Ended
	September 30,		December 31,

($ in thousands except shares and per share amounts)	2016	2015	2015
Statement of Operations Data:
Revenue	$272,999	$437,752	$569,618
Pressure pumping	251,410	388,054	510,198
All other	21,589	49,698	59,420
Costs and Expenses:
Cost of services(1)	255,362	369,411	483,338
General and administrative(2)	17,197	20,248	27,370
Depreciation and amortization	32,669	37,636	50,134
Impairment expense	—	36,609	36,609
Loss on disposal of assets	12,859	15,093	21,268

Total costs and expenses	$318,087	$478,997	$618,719

Operating Loss	$(45,088)	$(41,245)	$(49,101)
Other Income (Expense):
Interest expense	(15,942)	(16,458)	(21,641)
Gain on extinguishment of debt	6,975	—	—
Other expense	(419)	(643)	(499)

Total other expense	(9,386)	(17,101)	(22,140)

Loss before income taxes	(54,474)	(58,346)	(71,241)
Income tax benefit	(18,644)	(20,763)	(25,388)

Net loss	$(35,830)	$(37,583)	$(45,853)

Per share information:
Net loss per common share:
Basic	$(1.22)	$(1.56)	$(1.90)
Diluted	$(1.22)	$(1.56)	$(1.90)
Weighted average common shares outstanding:
Basic	29,328,475	24,132,871	24,132,871
Diluted	29,328,475	24,132,871	24,132,871
Balance Sheet Data as of:
Cash and cash equivalents	$5,288		$34,310
Property and equipment — net of accumulated depreciation	267,239		291,838
Total assets	384,264		446,454
Long-term debt — net of deferred loan costs	188,439		236,876
Total shareholders' equity	75,297		69,571
Cash Flow Statement Data:
Net cash (used in) provided by operating activities	$(5,652)	$64,690	$81,231
Net cash used in investing activities	(18,156)	(56,911)	(62,776)
Net cash used in financing activities	(5,215)	(35,789)	(15,216)
Other Data:
Adjusted EBITDA(3)	$1,570	$49,022	$60,149
Adjusted EBITDA margin(3)	0.6%	11.2%	10.6%
Capital expenditures	21,894	62,168	71,677

(1)
Exclusive of depreciation and amortization.

(2)
Inclusive of stock-based compensation.

(3)
For definitions of the non-GAAP financial measures of Adjusted EBITDA and Adjusted EBITDA margin and reconciliation of Adjusted EBITDA and Adjusted EBITDA margin from our most directly comparable financial measures calculated in accordance with GAAP, please read "Summary Historical Financial Data — Non-GAAP Financial Measures."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

 Basis of Presentation

          Unless otherwise indicated, references in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" to "ProPetro Holding Corp.," "the Company," "we," "our," "us" or like terms refer to ProPetro Holding Corp. and its subsidiary.

Overview

          We are a growth-oriented, Midland, Texas-based oilfield services company providing hydraulic fracturing and other complementary services to leading upstream oil and gas companies engaged in the exploration and production, or E&P, of North American unconventional oil and natural gas resources. Our operations are primarily focused in the Permian Basin, where we have cultivated longstanding customer relationships with some of the region's most active and well-capitalized E&P companies, including Parsley Energy, Callon Petroleum Company, Diamondback Energy, Fasken Oil and Ranch and Concho Resources. The Permian Basin is widely regarded as the most prolific oil-producing area in the United States, and we believe we are currently the largest private provider of hydraulic fracturing services in the region by hydraulic horsepower, or HHP, with an aggregate installed capacity of 420,000 HHP. Our fleet, which consists of 10 hydraulic fracturing units, has been designed to handle the highest intensity, most complex hydraulic fracturing jobs and has been 100% utilized since September 2016.

Our Assets and Operations

          Through our pressure pumping segment, we primarily provide hydraulic fracturing services to E&P companies in the Permian Basin. Our modern hydraulic fracturing fleet has been designed to handle Permian Basin specific operating conditions and the region's increasingly high-intensity well completions, which are characterized by longer horizontal wellbores, more frac stages per lateral and increasing amounts of proppant per well. Over 75% of our fleet has been delivered over the past three years, and we have fully maintained our equipment throughout the recent industry downturn to ensure optimal performance and reliability. In contrast, we believe many of our competitors have deferred necessary maintenance capital spending throughout the downturn, which we believe uniquely positions us to respond more quickly to customer needs during the ongoing market recovery.

          In addition to our core hydraulic fracturing operations, we also offer a suite of complementary well completion and production services, including coiled tubing, flowback services and surface air drilling. We believe these complementary services create operational efficiencies for our customers and allow us to capture a greater portion of their capital spending across the lifecycle of an unconventional well. We believe that these complementary services should benefit from a continued industry recovery and that we are well positioned to continue expanding these offerings in response to our customers increasing service needs and spending levels.

 Overall Trends and Outlook

          The oil and gas industry has traditionally been volatile and is influenced by a combination of long-term, short-term and cyclical trends, including domestic and international supply and demand for oil and gas, current and expected future prices for oil and gas and the perceived stability and sustainability of those prices, and capital investments of E&P companies toward their development and production of oil and gas reserves. The oil and gas industry is also impacted by general domestic and international economic conditions, political instability in oil producing countries, government regulations (both in the United States and internationally), levels of consumer demand, adverse weather conditions, and other factors that are beyond our control. Declines and sustained weakness in crude oil prices began in the fourth quarter of 2014 and continued into February 2016, when the closing crude oil prices reached a low of $26.19 per barrel. This decline in oil prices caused our customers to reduce drilling and completion activity and curtail spending. These declines adversely affected the demand for our equipment and services and negatively impacted the prices we were able to charge our customers.

          Over the same period, the low crude oil price environment caused a steep reduction in our customers' drilling, completion and other production activities and their spending on our equipment and services. However, the recent recovery of crude oil prices to the low $50 per barrel range as of December 2016 has driven a considerable increase in drilling and completion activity, and associated demand for our services. The Permian Basin, our primary area of operation, is leading the recovery with the number of active drilling rigs increasing 67% from a low of 137 rigs in the basin as of May 2016 to 229 rigs in the basin as of November 2016, according to Baker Hughes. In addition to increased activity levels in the Permian Basin, several evolving industry trends, including increasingly longer horizontal wellbore laterals, a greater number of frac stages per lateral and increasing amounts of proppant employed per well, have significantly increased demand for our hydraulic fracturing and other completion services.

          As the Permian Basin shifts further towards more intensive horizontal drilling, operators and service providers are expected to continue to place significant focus on drilling and completion efficiencies, such as multi-well pads and zipper fracs. Multi-well pads allow for the drilling of multiple wellbores from a single topside location, reducing average drilling time. Similarly, zipper fracking allows for the simultaneous completion of hydraulic fracturing stages in adjacent wells, increasing the number of stages that can be performed in a given time period. These advancements have resulted in a reduction in the number of days typically required to drill and complete a well and, as a result, increased the total number of wells that can be drilled per rig, which drives incremental demand for hydraulic fracturing services.

          Rising producer activity levels, increasing basin service intensity and continued drilling and completion efficiencies have combined to drive the 100% utilization of our fleet and build a sizable backlog of addressable demand for our services. We have seen our competitors defer necessary maintenance capital spending, cannibalize existing units for spare parts and idle HHP. This has resulted in tightening hydraulic fracturing supply and demand fundamentals and is likely to drive pricing improvement for our hydraulic fracturing services. Moreover, we believe the other complementary services that we provide are well-positioned to similarly benefit from a continued industry recovery.

          Our competitors include many large and small oilfield services companies, including C&J Energy Services, Halliburton, Patterson-UTI Energy Inc., RPC, Inc., Schlumberger, Superior Energy Services and a number of locally oriented businesses. Competitive factors impacting sales of our services are price, reputation and technical expertise, service and equipment quality, and health and safety standards. Although we believe our customers consider all of these factors, we believe price is a key factor in E&P companies' criteria in choosing a service provider. While we seek to price our services competitively, we believe many of our customers elect to work with us based on our deep local roots, operational expertise, equipment's ability to handle the most complex Permian Basin well completions, and commitment to safety and reliability.

          Our substantial market presence in the Permian Basin positions us well to capitalize on increasing drilling and completion activity in the region. Historically, our operational focus has been in the Permian Basin's Midland sub-basin, where our customers have primarily operated. More recently however, with increasing levels of Delaware Basin activity, we have begun to expand our Delaware Basin presence in response to increasing levels of demand pull from our customers. Given our entrenched relationships with a variety of Delaware Basin operators, we believe that we are uniquely positioned to capture large addressable growth opportunity as the basin develops. Over time, we expect the Permian Basin's Midland and Delaware sub-basins to continue to command a disproportionate share of future North American E&P spending.

How We Generate Revenue

          We generate revenue primarily through our pressure pumping segment, and more specifically, by providing hydraulic fracturing services to our customers. We own and operate a fleet of mobile hydraulic fracturing units and other auxiliary equipment to perform fracturing services. We also provide personnel and services that are tailored to meet each of our customers' needs. We generally do not have long-term written contractual arrangements with our customers other than standard master service agreements, which include general contractual terms between our customers and us. We charge our customers on a per-job basis, in which we set pricing terms after receiving full specifications for the requested job, including the lateral length of the customer's wellbore, the number of frac stages per well, the amount of proppant employed, and other specifications of the job.

          In addition to hydraulic fracturing services, we generate revenue through the complementary services that we provide to our customers, including cementing, acidizing, coiled tubing, flowback services and surface air drilling. These complementary services are provided through various contractual arrangements, including on a turnkey contract basis, in which we set a price to perform a particular job, a daywork contract basis, in which we are paid a set price per day for our services, or a footage contract basis, in which we are paid a set price per foot we drill. We are also sometimes paid by the hour for these complementary services.

Costs of Conducting our Business

          The principal direct costs involved in operating our business are expendables, other direct costs, and direct labor costs. Generally, we price each job to reflect a predetermined margin over our expendables and direct labor costs. Our fixed costs are relatively low and a large portion of the costs described below are only incurred as we perform jobs for our customers.

          Expendables.    Expendables are the largest expenses incurred, and include the product and freight costs associated with proppant, chemicals and other consumables used in our pressure pumping and other operations. These costs comprise a substantial variable component of our service costs, particularly with respect to the quantity and quality of sand demanded when providing hydraulic fracturing services. Expendable product costs comprised approximately 58.7% and 58.6% of total costs of service for the nine months ended September 30, 2016 and 2015, respectively.

          Other Direct Costs.    We incur other direct expenses related to our service offerings, including the costs of fuel, repairs and maintenance, general supplies, equipment rental and other miscellaneous operating expenses. Fuel is consumed both in the operation and movement of our hydraulic fracturing fleet and other equipment. Repairs and maintenance costs are expenses directly related to upkeep of equipment, which have been amplified by the demand for higher horsepower jobs. Capital expenditures to upgrade or extend the useful life of equipment are not included in other direct costs. Other direct costs were 25.0% and 24.4% of total costs of service for the nine months ended September 30, 2016 and 2015, respectively.

          Direct Labor Costs.    Payroll and benefit expenses related to our crews and other employees that are directly attributable to the effective delivery of services are included in our operating costs. Direct labor costs amounted to 16.3% and 17.0% of total costs of service for the nine months ended September 30, 2016 and 2015, respectively.

How We Evaluate Our Operations

          Our management uses a variety of financial and operating metrics to evaluate and analyze the performance of our business, including Adjusted EBITDA and Adjusted EBITDA margin.

Adjusted EBITDA and Adjusted EBITDA margin

          We view Adjusted EBITDA and Adjusted EBITDA margin as important indicators of performance. We define EBITDA as our net income, before (i) interest expense, (ii) income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus (i) loss on disposal of assets, (ii) gain on extinguishment of debt, (iii) stock based compensation, and (iv) other unusual or non-recurring charges, such as costs related to our initial public offering. Adjusted EBITDA margin reflects our Adjusted EBITDA as a percentage of our revenues.

          Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures utilized by our management and other users of our financial statements such as investors, commercial banks, research analysts and others, to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income tax rates). Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP.

Note Regarding Non-GAAP Financial Measures

          Adjusted EBITDA and Adjusted EBITDA margin are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. You should not consider Adjusted EBITDA or Adjusted EBITDA margin in isolation or as a substitute for an analysis of our results as reported under GAAP. Because Adjusted EBITDA and Adjusted EBITDA margin may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read "Summary — Summary Historical Consolidated Financial Data — Non-GAAP Financial Measures."

Factors Affecting the Comparability of Our Financial Results

          Our future results of operations may not be comparable to our historical results of operations for the reasons described below:

          Our strategic focus on our pressure pumping segment and other complementary services will reduce the relative financial contribution of the Permian Basin drilling service line in our results of operations. We expect revenues and costs of services related to our Permian Basin drilling operating segment to comprise a lower percentage of total revenues and total costs of service in future results of operations when compared to historic results due to our increased focus on pressure pumping and other complementary service offerings. We idled all seven of our Permian Basin vertical drilling rigs throughout the first nine months of 2016. As a result, Permian Basin drilling comprised only $9.9 million of revenue (or 3.6% of revenues) during the nine months ended September 30, 2016, as compared to $32.3 million (or 7.4% of revenues) in the nine months ended September 30, 2015. Likewise cost of services related to Permian Basin drilling was $8.3 million (3.2% of all costs of services) for the nine months ended September 30, 2016 as compared to $26.7 million (or 7.2% of cost of service) for the nine months ended September 30, 2015. We anticipate the financial significance of this service line relative to the financial results from pressure pumping and other service offerings to continue to decline.

          We will incur additional operating expenses as a publicly traded corporation.    We expect to incur approximately $              million annually in additional operating expenses as a publicly traded corporation that we have not previously incurred, including costs associated with compliance under the Exchange Act, annual and quarterly reports to common shareholders, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. We additionally expect to incur $              million in non-recurring costs related to our transition to a publicly traded corporation. These incremental expenses exclude the costs of this offering, as well as the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control reviews and testing.

Results of Operations

          We conduct our business through seven operating segments: hydraulic fracturing, cementing, acidizing, coil tubing, flowback, surface drilling, and Permian Basin drilling. For reporting purposes, the hydraulic fracturing, cementing and acidizing operating segments are aggregated into our one reportable segment: pressure pumping.

Nine Months Ended September 30, 2016 Compared To Nine Months Ended September 30, 2015

	Nine Months Ended September 30,

(in thousands except industry data)	2016	2015

Revenue	$272,999	$437,752
Cost of services(1)	255,362	369,411
General and administrative expense(2)	17,197	20,248
Depreciation and amortization	32,669	37,636
Impairment expense	—	36,609
Loss on disposal of assets	12,859	15,093
Interest expense	15,942	16,458
Gain on extinguishment of debt	6,975	—
Other expense	419	643
Income tax benefit	18,644	20,763

Net loss	$(35,830)	$(37,583)

Adjusted EBITDA(3)	$1,570	$49,022
Adjusted EBITDA margin(3)	0.6%	11.2%
Pressure pumping segment results of operations:
Service revenue	$251,410	$388,054
Costs of services	$235,587	$327,339
Adjusted EBITDA	$6,500	$49,291
Adjusted EBITDA margin(3)(7)	2.6%	12.7%
Baker Hughes Domestic Average Rig Count — Onshore(4)	465	1,021
Average oil price (per barrel)(5)	$41.34	$50.94
Average natural gas price (per thousand cubic feet)(6)	$2.34	$2.80

(1)
Exclusive of depreciation and amortization.

(2)
Inclusive of stock-based compensation.

(3)
For definitions of the non-GAAP financial measures of Adjusted EBITDA and Adjusted EBITDA margin and reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to our most directly comparable financial measures calculated in accordance with GAAP, please read "Summary — Summary Historical Financial Data — Non-GAAP Financial Measures."

(4)
Average onshore U.S. rig count published by Baker Hughes

(5)
Average nine-month West TX Intermediate Spot Price published by EIA

(6)
Average nine month Henry Hub Natural Gas Spot Price published by EIA

(7)
The non-GAAP financial measure of Adjusted EBITDA margin for the pressure pumping segment is calculated by taking Adjusted EBITDA for the pressure pumping segment as a percentage of our revenues for the pressure pumping segment.

          Revenues.    Revenues decreased 37.6%, or $164.8 million, to $273.0 million for the nine months ended September 30, 2016 from $437.8 million for the nine months ended September 30, 2015. The pressure pumping business segment revenues decreased 35.2%, or $136.7 million, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. The decrease was primarily attributable to a reduction in customer activity and pricing for our pressure pumping services and the idling of our seven Permian Basin drilling rigs. Revenues other than pressure pumping decreased 56.6%, or $28.1 million, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. The decrease was primarily attributable to a decline in demand and pricing for these ancillary services. The overall decrease in revenues was a result of a competitive market environment caused by the decline in U.S. onshore drilling and completion activity due to depressed oil and natural gas commodity prices. Average oil and natural gas prices have decreased 18.7% and 16.5%, respectively from the nine months ended September 30, 2015 to the comparative period in 2016. The Baker Hughes U.S. onshore rig count also decreased 54.5% when comparing the same periods.

          Cost of Services.    Cost of Services decreased 30.9%, or $114.0 million, to $255.4 million for the nine months ended September 30, 2016 from $369.4 million for the nine months ended September 30, 2015. Cost of services in our pressure pumping business segment decreased $91.8 million for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. The decreases were primarily due to lower activity levels, coupled with reduced personnel headcount. As a percentage of pressure pumping segment revenues, pressure pumping cost of services increased to 93.7% for the nine months ended September 30, 2016 as compared to 84.4% for the nine months ended September 30, 2015. The increase in cost of services as a percentage of sales for the pressure pumping segment resulted from lower revenue generating activity levels without a corresponding reduction in costs as well as depressed pricing for our services.

          General and Administrative Expenses.    General and administrative expenses decreased 15.1%, or $3.0 million, to $17.2 million for the nine months ended September 30, 2016 from $20.2 million for the nine months ended September 30, 2015. The decrease was primarily attributable to a $2.3 million reduction in insurance expense due to a reduction in personnel headcount and a $0.7 million reduction in property taxes. General and administrative expenses as a percentage of total revenues were 6.3% for the nine months ended September 30, 2016 as compared to 4.6% for the comparative period ended September 30, 2015. This increase was due partially to pricing pressures in a competitive operating environment, as well as our decision to maintain equipment and retain personnel during times of lower equipment utilization levels.

          Depreciation and Amortization.    Depreciation and amortization decreased 13.2%, or $5.0 million, to $32.7 million for the nine months ended September 30, 2016 from $37.6 million for the nine months ended September 30, 2015. The decline was primarily a result of a decrease in average depreciable assets partially offset by approximately $21.9 million in capital expenditures during the nine months ended September 30, 2016. We calculate depreciation of property and equipment using the straight-line method.

          Impairment Expense.    Impairment expense was $36.6 million for the nine months ended September 30, 2015, whereas no impairment expense was reported during the nine months ended September 30, 2016. The non-cash impairment expense was associated with our Permian Basin drilling rigs and surface drilling and acidizing assets and was recognized as a result of depressed commodity prices and a negative future near-term outlook for these assets.

          Interest Expense.    Interest expense decreased 3.1%, or $0.6 million, to $15.9 million for the nine months ended September 30, 2016 from $16.5 million for the nine months ended September 30, 2015. The decline in interest expense was primarily attributable to a reduction in our average debt balance during the 2016 period.

          Loss on Disposal of Assets.    Loss on the disposal of assets decreased 14.8%, or $2.2 million, to $12.9 million for the nine months ended September 30, 2016 from $15.1 million for the nine months ended September 30, 2015. The decrease resulted from a reduction in the replacement of components of our pressure pumping equipment as a result of reduced activity levels.

          Gain on Repurchase of Debt.    Gain on repurchase of debt was $7.0 million, net of cost, for the nine months ended September 30, 2016, compared to no debt repurchase gain or loss for the nine months ended September 30, 2015. In June 2016, we conducted an auction process with our lenders to repurchase $37.5 million of our term loan at a 20% discount to par value.

          Other Expenses.    Other expenses decreased to $0.4 million for the nine months ended September 30, 2016 from $0.6 million for the nine months ended September 30, 2015. The decrease was primarily due to an unrealized gain resulting from the change in fair value of our interest rate swap liability at September 30, 2016 compared to 2015, coupled with a reduction in miscellaneous expenses.

          Income Tax Benefit.    The decrease of $2.1 million in income tax benefit for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 is primarily a result of the release of a $1.9 million valuation allowance in 2015 related to state and federal taxes.

Liquidity and Capital Resources

          As of September 30, 2016, our cash and cash equivalents were $5.3 million, and as of December 31, 2015, were $34.3 million. Historically, our primary sources of liquidity and capital resources have been borrowings under our term loan and revolving credit facility, cash flows from our operations and capital contributions from our shareholders. Our primary uses of capital have been investing in and maintaining our property and equipment and repaying indebtedness.

          We expect that our primary sources of liquidity and capital resources after the consummation of this offering will be cash flows generated by operating activities and borrowings under our new revolving credit facility, which we intend to enter into in connection with this offering. We expect that our primary uses of capital will be to continue to fund our operations, support organic growth opportunities and satisfy future debt payments. Giving effect to this offering, we believe that our operating cash flow will be sufficient to fund our operations for at least the next twelve months. However, we expect that additional capital expenditures will be required to conduct our future operations and grow our business. As of September 30, 2016, we had no borrowing capacity available under our revolving credit facility. In connection with the closing of this offering, we intend to terminate our existing revolving credit facility and enter into a new revolving credit facility. After giving effect to this offering, we expect to have $             million available under our new revolving credit facility.

          There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. Future cash flows are subject to a number of variables, and are highly dependent on the drilling, completion, and production activity by our customers, which in turn is highly dependent on oil and gas prices. Depending upon market conditions and other factors, we may issue equity and debt securities or take other actions necessary to fund our business or meet our other obligations.

Working Capital

          Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. The following table presents the components of our working capital as of September 30, 2016 compared to December 31, 2015.

($ in thousands)	September 30 2016	December 31 2015
Current Assets:
Cash and cash equivalents	$5,288	$34,310
Accounts receivable — net of allowance for doubtful accounts	87,036	90,291
Inventories	6,993	8,572
Prepaid expenses	1,643	4,488
Other current assets	1,514	804

Total current assets	$102,474	$138,465

Current liabilities:
Accounts payable	88,334	87,365
Accrued liabilities	4,769	7,052
Current portion of long-term debt	16,757	16,295
Accrued interest payable	78	77

Total current liabilities	109,938	110,789

Working capital (deficit)	$(7,464)	$27,676

          Our working deficit totaled $7.5 million at September 30, 2016 and our working capital totaled $27.7 million at December 31, 2015. The $35.2 million decrease in working capital was primarily due to decreases in our equipment utilization resulting in depressed revenues and margins during this period, and a decrease in our cash flows. These factors contributed to a $29 million reduction in cash and cash equivalents.

Cash and Cash Flows

          Our cash and cash equivalents were $5.3 million and $34.3 million at September 30, 2016 and December 31, 2015, respectively.

          The following table sets forth the historical cash flows for the nine months ended September 30, 2016 and 2015 (in thousands):

	Nine months ended September 30,

	2016	2015

Net cash provided by (used in) operating activities	$(5,652)	$64,690
Net cash used in investing activities	$(18,156)	$(56,911)
Net cash used in financing activities	$(5,215)	$(35,789)

Net decrease in cash and equivalents	$(29,023)	$(28,010)

Operating Activities

          Net cash used in operating activities was $5.7 million for the nine months ended September 30, 2016 and net cash provided by operating activities was $64.7 million for the nine months ended September 30, 2015. The change in operating assets and liabilities is due to a decrease in accounts receivable attributable to lower business activity levels offset by an increase in accounts payable attributable to the timing of payments in 2016 as compared to 2015.

Investing Activities

          Net cash used in investing activities was $18.2 million and $56.9 million for the nine months ended September 30, 2016 and 2015, respectively. The decrease was primarily due to the addition of one hydraulic fracturing unit in January 2015 and a decline in capital expenditures in response to lower activity levels. All of our capital expenditures during the 2016 period is related to maintenance of equipment.

Financing Activities

          Net cash used in financing activities was $5.2 million and $35.8 million for the nine months ended September 30, 2016 and 2015, respectively. The decrease was primarily due to a $40.4 million increase in equity capitalization and a $19.5 million decrease in net borrowings during 2015 partially offset by a $30.0 million extinguishment of debt during the 2016 period. In 2015, we entered into a new equipment financing arrangement relating to three hydraulic fracturing units, where we extended the amortization period from 13 to 36 months and reduced the amount of required monthly installment payments.

Credit Facility and Other Financing Arrangements

          On September 30, 2013, we and our wholly owned subsidiary, ProPetro Services, Inc. (the "Borrower"), entered into a credit agreement with Deutsche Bank AG New York Branch (as administrative agent) and the lenders party thereto, which we refer to as our "existing credit agreement". Our existing credit agreement provides for a term loan facility in a principal amount of $220.0 million, which we refer to as our term loan, and a revolving credit facility in a principal amount of commitments of $40.0 million. We refer to this revolving credit facility and our term loan collectively as "our existing credit facility".

          Our existing credit facility is guaranteed by us (and, in the future, certain domestic subsidiaries of the Borrower would be required to become guarantors). Our existing credit facility is secured by a first priority lien on, and security interest in, substantially all assets and equity interests held by the Borrower and the guarantors, subject to certain exceptions and excluded assets. The interest rate on our existing credit facility is LIBOR plus 6.25%, subject (solely with respect to the term loan) to a 1% LIBOR floor. Our existing revolving credit facility matures on September 30, 2018, and the term loan matures on September 30, 2019.

          On June 8, 2016, we and the Borrower entered into an amendment and waiver to our existing credit agreement as a result of our failure to deliver certain annual and quarterly financial statements (and other related financial information) and comply with the specified leverage ratio financial covenant for the test period ending March 31, 2016. As a condition precedent to the effectiveness of the amendment our sponsor and majority shareholder, Energy Capital Partners, together with certain minority shareholders, contributed $40.4 million of additional equity into us, $10.4 million of which was reserved for working capital purposes and fees and up to $30.0 million of which was utilized to repurchase outstanding debt under our term loan.

          The amendment also provides that there shall be no leverage ratio financial covenant test until the test period ending June 30, 2017, at which time we will be subject to a total leverage financial covenant not exceeding 5.50:1.00, decreasing to 5.00:1.00 for the test period ending December 31, 2017, with further decreases to 4.50:1.00, 4.00:1.00, and 3.50:1.00 for the test periods ending June 30, 2018, December 31, 2018, and June 30, 2019, respectively.

          The amendment contains various covenants that restrict, among other things and subject to certain exceptions, our ability, as well as the ability of the Borrower and certain of its present and future subsidiaries to incur certain liens, incur indebtedness, change the nature of its business, undertake mergers and other fundamental changes, dispose of certain assets, make investments and restricted payments, amendments to organizational documents or accounting policies, early prepayments of subordinated debt, entry into dividend or lien blockers, certain transactions with affiliates and our ability to carry out certain activities. In addition, from the effective date of the amendment through and including June 29, 2017, certain baskets that would otherwise be available to us and the Borrower will not be available.

          Failure to comply with these covenants and restrictions could result in an event of default under our existing credit facility. In such an event, we could not request borrowings under the revolving facility, and all amounts outstanding under our existing credit facility, together with accrued interest, could then be declared immediately due and payable. As of September 30, 2016, we and the Borrower were in compliance with all covenants and restrictions in our existing credit facility.

          As of September 30, 2016, we had an outstanding principal balance of $38.5 million and $149.5 million under our revolving credit facility and term loan, respectively.

          In connection with the closing of this offering, we intend to terminate our existing credit facility and enter into a new revolving credit facility.

          On November 24, 2015, we entered into a 36-month equipment financing arrangement for three hydraulic fracturing units, and received proceeds of $25.0 million. A portion of the proceeds were used to pay off manufacturer notes, and the remainder was used for additional liquidity. As of September 30, 2016 the outstanding balance was $20.6 million.

Off Balance Sheet Arrangements

          We had no off balance sheet arrangements as of September 30, 2016.

Capital Requirements

          Capital expenditures were $71.7 million in 2015 and $              million in 2016. We currently expect our capital expenditures to increase in 2017 as we deploy new hydraulic fracturing units and continue to capitalize equipment maintenance costs.

          Our capital expenditures, maintenance costs and other expenses, including labor, proppant and fuel costs have increased commensurately with our organic fleet growth and increase in overall hydraulic fracturing fleet utilization to 100% utilization since September 2016.

Customer Concentration

          For the nine months ended September 30, 2016, sales to Parsley Energy and Diamondback Energy accounted for 24.7% and 12.1%, respectively, of total revenue. No other customer accounted for more than 10% of total revenue for this period.

Contractual Obligations

          The following table presents our contractual obligations and other commitments as of December 31, 2015 (in thousands).

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Term Loan(1)(5)	$243,101	$24,857	$47,321	$170,923	$—
Existing revolving credit facility(2)	38,500	—	—	38,500	—
Equipment financing(3)	29,888	7,773	22,115	—	—
Operating leases(4)	3,149	768	897	710	774

Total contractual obligations	$314,638	$33,398	$70,333	$210,133	$774

(1)
Includes estimated interest cost at an interest rate of 6.25% plus the Eurodollar floor rate of 1%, per the terms of our term loan. As the Eurodollar Rate is floating and cannot be determined with accuracy for future periods, the floor rate of 1% was utilized to calculate anticipated future interest payments.

(2)
Exclusive of future commitment fees, amortization of deferred financing costs, interest expense or other fees on our revolving credit facility because obligations thereunder are floating rate instruments and we cannot determine with accuracy of the timing of future loan advances, repayments or future interest rates to be charged.

(3)
Equipment refinancing includes estimated interests costs of $5.4 million.

(4)
Operating leases include agreements for various office locations.

(5)
On June 8, 2016, $37.5 million of the term loan debt was repurchased by us from certain lenders.

Quantitative and Qualitative Disclosure of Market Risks

          Market risk is the risk of loss arising from adverse changes in market rates and prices. Historically, our risks have been predominantly related to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

          Our material and fuel purchases expose us to commodity price risk. Our material costs primarily include the cost of inventory consumed while performing our pressure pumping services such as proppants, chemicals, guar, trucking and fluid supplies. Our fuel costs consist primarily of diesel fuel used by our various trucks and other motorized equipment. The prices for fuel and the raw materials in our inventory are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Historically, we have generally been able to pass along price increases to our customers; however, we may be unable to do so in the future. We do not engage in commodity price hedging activities.

Interest Rate Risk

          We are subject to interest rate risk on our variable rate debt, and use an interest rate swap to manage the cash flow impacts of the floating rate obligations associated with our existing term loan and credit facility. The Company also has fixed rate debt, but does not currently utilize derivative instruments to manage the economic effect of changes in interest rates on our fixed rate debt. Our policies do not permit speculative trading activities, and the swap was not designated as a hedging instrument. The impact of a 1% increase in interest rates on our outstanding debt as of September 30, 2016 and 2015 would have resulted in an increase in interest expense and corresponding decrease in pre-tax income of approximately $1.7 million and $2.0 million, for the nine months ended September 30, 2016 and 2015, respectively.

Credit Risk

          Financial instruments that potentially subject us to concentrations of credit risk are trade receivables. We extend credit to customers and other parties in the normal course of business. We have established various procedures to manage our credit exposure, including credit evaluations and maintaining an allowance for doubtful accounts.

Internal Controls and Procedures

          We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year of our second annual report required to be filed with the SEC. To comply with the requirements of being a public company, we may need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

          Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an "emerging growth company" pursuant to the provisions of the JOBS Act. Please read "Summary — Our Emerging Growth Company Status."

Recent Accounting Pronouncements

          In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 requires entities to recognize revenue to depict transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 requires entities to disclose both qualitative and quantitative information that enables users of interim condensed consolidated financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgments affecting the recognition of revenue. ASU No. 2014-09 will be effective for annual periods beginning after December 15, 2016, using either the retrospective or cumulative effect transition method. On August 12, 2015, the FASB issued ASU No. 2015-14, which defers the effective date of the revenue standard, ASU No. 2014-09, by one year for all entities and permits early adoption on a limited basis. We are currently evaluating the effect of the adoption of this guidance on the interim condensed consolidated financial statements.

          In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. Currently, there is no guidance in effect under accounting principles generally accepted in the United States of America regarding management's responsibility to assess whether there is substantial doubt about an entity's ability to continue as a going concern. Under ASU No. 2014-15, we will be required to assess its ability to continue as a going concern each interim and annual reporting period and provide certain disclosures if there is substantial doubt about its ability to continue as a going concern, including management's plan to alleviate the substantial doubt. ASU No. 2014-15 is effective for annual periods ending after

December 15, 2016, and interim periods thereafter with early adoption permitted. We are currently assessing the effect of the adoption of ASU No. 2014-15 on its future interim condensed consolidated financial statements and related disclosures.

          In April 2015, the FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30), which requires that deferred loan costs be classified in the balance sheet as a reduction of the respective term debt. The standard is effective for annual periods beginning after December 15, 2015. We adopted this guidance in 2015. The adoption of this guidance did not have a material impact on the consolidated financial statements. Deferred loan costs have been classified as a direct reduction from the long-term debt in the balance sheet at September 30, 2016 and December 31, 2015.

          On July 22, 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which requires entities to measure most inventory "at the lower of cost and net realizable value," thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. ASU No. 2015-11 does not apply to inventories that are measured by using either the last-in, first-out method or the retail inventory method. The amendments in ASU No. 2015-11 are effective for fiscal years beginning after December 15, 2016. We are currently evaluating the effect of the adoption of this guidance on the interim condensed consolidated financial statements.

          In November 2015, FASB issued ASU No. 2015-17, Income Taxes — Balance Sheet Classification of Deferred Taxes (Subtopic 740), which requires that deferred tax liabilities and assets be classified as noncurrent in the balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. ASU No. 2015-17 is effective for annual periods beginning after December 15, 2016, with early adoption permitted. We have elected early adoption in 2015 and have applied this guidance prospectively. The adoption of this guidance did not have a material impact on the interim condensed consolidated financial statements.

          In February 2016, the FASB issued ASU No. 2016-02, Leases, a new standard on accounting for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, using a modified retrospective approach. Early adoption is permitted. We have not completed an evaluation of the impact the pronouncement will have on our interim condensed consolidated financial statements and related disclosures.

Emerging Growth Company

          We qualify as an "emerging growth company" pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our election to "opt-out" of the extended transition period is irrevocable.

Critical Accounting Policies and Estimates

          The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally acceptable in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

          Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, and that we believe are critical to the understanding of our operations.

Property and Equipment

          Our property and equipment are recorded at cost, less accumulated depreciation.

          Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is recognized as a gain or loss in earnings.

          We retired certain components of equipment rather than entire pieces of equipment, which resulted in a net loss on disposal of assets of $12.9 million and $15.1 million for the nine months ended September 30, 2016 and 2015, respectively.

          Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives. The estimated useful lives and salvage values of property and equipment is subject to key assumptions such as maintenance, utilization and job variation. Unanticipated future changes in these assumptions could negatively or positively impact our net income. A 10% change in the useful lives of our property and equipment would have resulted in a $3.2 million impact on net income in the nine months ended September 30, 2016.

          Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

Vehicles	1 - 5 years
Equipment	2 - 20 years
Buildings and improvements	5 - 20 years

Impairment of Long-Lived Assets

          In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, Accounting for the Impairment or Disposal of Long-Lived Assets, we review our long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future undiscounted cash flows attributable to the assets is less than the carrying amount of such assets. In this circumstance, we recognize an impairment loss for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Our cash flows forecasts require us to make certain judgements regarding long-term forecasts of future revenue and costs and cash flows related to the assets subject to review. Our fair value estimates for certain long-lived assets require us to use significant other observable inputs among others including assumptions related to replacement cost based on actual recent auction sales of comparable equipment. The estimates of fair value are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future.

Goodwill

          Goodwill is the excess of the consideration transferred over the fair value of the tangible and identifiable intangible assets and liabilities recognized. Goodwill is not amortized. We perform an annual impairment test of goodwill as of December 31, or more frequently if circumstances indicate that impairment may exist.

          We most recently performed our annual goodwill impairment test in accordance with ASC 350 on December 31, 2015, at which time, we determined that the fair value of our hydraulic fracturing reporting unit was substantially in excess of its carrying value and the fair value of our surface drilling reporting unit was in excess of its carrying value by approximately 10%. The hydraulic fracturing and surface drilling operating segments are the only two segments which have goodwill. The quantitative impairment test we perform for goodwill utilizes certain assumptions, including forecasted revenue and cost assumptions. If the crude oil market declines and remains at low levels for a sustained period of time, we could record an impairment of the carrying value of our goodwill in the future. If crude oil prices decline further or remain at low levels, to the extent appropriate we expect to perform our goodwill impairment assessment on a more frequent basis to determine whether an impairment is required. Our discounted cash flow analysis for each reporting unit includes significant assumptions regarding discount rates, revenue growth rates, expected profitability margin, forecasted capital expenditures, the timing of an anticipated market recovery, and the timing of expected cash flow. As such, these analyses incorporate inherent uncertainties that are difficult to predict in volatile economic environments and could result in impairment charges in future periods if actual results materially differ from the estimated assumptions utilized in our forecast.

Income Taxes

          Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the interim condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of differences between the interim condensed consolidated financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

          We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, and the results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. In determining the need for valuation allowances, we have considered and made judgements and estimates regarding estimated future taxable income. These estimates and judgements include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets and the ultimate realization of tax assets depends on the generation of sufficient taxable income.

          Our methodology for recording income taxes requires a significant amount of judgement in the use of assumptions and estimates. Additionally, we forecasts certain tax elements, such as future taxable income, as well as evaluate the feasibility of implementing tax planning strategies. Given the inherent uncertainty involved with the use of such variables, there can be significant variation between anticipated and actual results. Unforeseen events may significantly impact these variables, and changes to these variables could have a material impact on our income tax accounts. The final determination of our income tax liabilities involves the interpretation of local tax laws and related authorities in each jurisdiction. Changes in the operating environments, including changes in tax law, could impact the determination of our income tax liabilities for a tax year.

INDUSTRY OVERVIEW

          Unless otherwise indicated, the information set forth under "Industry Overview," including all statistical data and related forecasts, is derived from Spears & Associates' "Hydraulic Fracturing Market 2005-2017" published in the third quarter 2016, and Rystad Energy's "UCube" as of November 2016. We believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. While we are not aware of any misstatements regarding the hydraulic fracturing industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

          Over the past decade, the innovative application of horizontal drilling and hydraulic fracturing has fundamentally changed the U.S. onshore oil and gas industry by enabling the extraction of hydrocarbons from tight rock formations, commonly referred to as shales, or unconventional resources. These technological advancements, discussed in detail below, have enabled E&P operators to economically extract these unconventional resources, repositioning the United States as a globally competitive oil and gas producer with resources expected to last generations.

          According to the EIA, U.S. unconventional oil production grew from 380,000 barrels per day in 2007 to almost 4.9 million barrels per day in 2015, representing 52% of total U.S. crude oil production in 2015. Furthermore, unconventional shale resources are expected to remain a substantial component of U.S. oil and gas production growth for the foreseeable future. The EIA projects that U.S. production of unconventional oil will increase by 45% from 2015 to 2040, representing a 1.5% annual growth rate over the next 25 years. This growth trajectory is supported by the vast resource potential of U.S. shale basins. According to industry consultant, Rystad Energy, there are over 430 billion barrels of technically recoverable oil and gas equivalent in U.S. shales, or more than 50 times the total amount of oil and gas produced in the United States in 2015. We believe the Permian Basin, our primary area of operation, will be a key driver of U.S. tight oil production due to its extensive drilling inventory and relatively attractive breakeven economics.

Crude Oil Annual Production Growth	Global Crude Oil Proved Reserves Growth

Source: Rystad Energy UCube, November 2016	Source: EIA, November 2016

  Horizontal Drilling Overview

          Horizontal drilling is used to provide greater access to hydrocarbon reserves by exposing the well to more of the trapped producing formation. Horizontal wells have become the default method for E&P operators to most economically extract unconventional resources. According to Baker Hughes, as of November 18, 2016, horizontal rigs accounted for approximately 80% of all rigs drilling in the United States, up from 25% at year-end 2007. The figure below illustrates this shift over time.

 Horizontal Rigs as a Percentage of Total U.S. Rig Count

Source: Baker Hughes Rig Data, November 18, 2016

Hydraulic Fracturing Overview

          Hydraulic fracturing involves pumping fluid down a well casing or tubing under high pressure to cause the underground formation to crack or fracture, allowing hydrocarbons to flow more freely. A propping agent, or proppant, is suspended in the fracturing fluid and holds open the fractures created in this process. Proppants generally consist of sand, resin-coated sand or ceramic particles and other engineered proprietary materials. To perform fracturing jobs, service providers use hydraulic horsepower and equipment mounted on mobile units, referred to as "frac fleets", to pump fluids, sand and other consumables downhole with high amounts of hydraulic horsepower ("HHP") to complete numerous frac stages in a single well, thereby increasing the flow of hydrocarbons.

          Among oilfield service subsectors, recent developments in drilling and completion techniques have had a disproportionately positive impact on demand for hydraulic fracturing and other well completion services. Spears & Associates estimates that the global market for hydraulic fracturing grew at a 10% compound annual growth rate from 2005 to 2015, faster than any other oilfield service segment. Spears & Associates estimates the total size of this market to be $25 billion in revenue in 2015, as shown below.

Historical Worldwide Revenues for Selected Oilfield Service Segments

Source: Spears & Associates, November 2016

Recent Trends in North American Hydraulic Fracturing Market

          In response to the increased demand for hydraulic fracturing services, between 2010 and 2014, over 13 million HHP entered the North American hydraulic fracturing market, resulting in an estimated 21 million HHP operating in North America (United States and Canada) at year-end 2014, according to Spears & Associates. As drilling and completion activity declined during the most recent oil and gas downturn, working North America, HHP also declined leading to an oversupply of HHP and a decline in HHP fleet utilization. In response to an oversupplied hydraulic fracturing market, many hydraulic fracturing service companies deferred necessary maintenance capital spending and idled HHP. As a result, Spears & Associates estimates that North American HHP will fall to less than 16 million by year-end 2016, down 25% from peak 2014 operating HHP.

          Since the closing price of crude oil reached a low of $26.19 in February 2016, demand for HHP has improved significantly, with oil and gas producers adding 161 oil-directed rigs in the United States during this time period. Further, North American shale E&P operators' 2017 capital budgets are higher than 2016 levels due to the more supportive commodity price environment. We anticipate industry-wide utilization of hydraulic fracturing horsepower to continue to increase resulting in a convergence of equipment supply and demand. Spears & Associates forecasts that Permian Basin hydraulic fracturing revenue will increase to $7 billion by 2019, representing a 70% increase over 2015 revenue and a 14% annual growth rate during the same time period.

Permian Basin Hydraulic Fracturing Revenue

Source: Spears & Associates, November 2016

Permian Basin

          The Permian Basin stretches across more than 86,000 square miles in West Texas and Southeast New Mexico and is comprised of three primary sub-areas: the Midland Basin, the Central Basin Platform and the Delaware Basin. These areas are characterized by high oil and liquids-rich natural gas content, extensive production histories, long-lived reserves, multiple producing horizons and historically high drilling success rates.

 Major Sub-Basins of the Permian Basin

          With the advent of hydraulic fracturing and horizontal drilling, the Permian Basin has experienced a renaissance over the past five years, and is today the largest crude oil resource in the United States, and the second largest in the world, according to Rystad Energy. The Permian Basin currently produces two million barrels of crude oil per day, which represents more than 23% of U.S. crude oil production, and exceeds the combined oil output of the Bakken and Eagle Ford, according to the EIA.

Largest Crude Oil Field in the United States	Permian Oil Production Continues to Increase

Source: Rystad Energy UCube, November 2016	Source: EIA, November 18, 2016

          The Permian Basin's extensive proved oil reserve base, and ability to increase production through commodity price cycles is largely due to its unique, multi-zone geology, commonly referenced to as stacked pay zones. Unlike other oil-producing basins, like the Eagle Ford and Bakken, Permian E&P operators are able to extract hydrocarbons from a single topside location from multiple stacked pay zones. This unique stacked geology lends itself to increased efficiencies and well productivity, driving costs considerably lower than other U.S. shale plays on a per barrel basis. Rystad Energy estimates Permian Basin breakeven costs to be as low $32 per barrel.

 Permian Basin Producing Zones Benchmarking

          The Permian Basin's extensive drilling inventory and relatively attractive breakeven economics have resulted in an acceleration of E&P activity relative to other U.S. basins. Since rig counts bottomed in May 2016, the Permian Basin rig count has increased by 92 rigs, from 137 in May 2016 to 229 in November 2016, which represents approximately 50% of the total U.S. rig count increase over the same period. Today, the Permian Basin is the most active onshore North American basin, with over 229 drilling rigs operating as of November 2016, representing approximately 50% of all oil-directed rigs in the United States, according to Baker Hughes.

Increase in Rig Count Since May 2016	Total Rig Count by Permian Basin

Source: Baker Hughes Rig Data, November 18, 2016	Source: Baker Hughes Rig Data, November 18, 2016

          Increased drilling and completion activity in the Permian Basin has been further supported by an active Permian M&A and capital markets environment. In contrast to other U.S. shale plays, through the most recent commodity price cycle Permian Basin-focused operators were able to raise significant amounts of equity and debt capital to fund their drilling programs and bolster their acreage positions through M&A. In 2016 alone, publicly traded Permian pure-play operators were able to raise over $11.0 billion of common equity, in contrast to Bakken and Eagle Ford operators who only raised approximately $1.6 billion and $1.5 billion, respectively. Further, many E&P operators who did not have a presence in the Permian entered the basin through acquisitions. We anticipate that the influx of capital into the basin will result in increased drilling and completion spending.

 Permian E&P Operators Announced 2016-2017 Capital Spending Increase

Midland Basin

          The Midland basin is the more delineated and mature resource-play of the Permian Basin's sub-basins. Investors look to the Midland Basin for near-term oil volume growth given its advanced stages of pad drilling, downspacing, and capital efficiency. Initially derisked with thousands of vertical wells, today its resource potential is further enhanced through horizontal drilling and drilling and completion efficiencies. Rystad Energy estimates the Midland Basin's recoverable oil resource to be over 27 billion barrels, which is greater than the entire Eagle Ford shale play's crude oil reserves, and is second only to the Midland Basin adjacent Delaware Basin. Our leading position in the Midland Basin positions us well to capitalize on increasing drilling and completion activity.

Midland Basin Percentage of Horizontal Rigs	Midland Basin Rig Count Since May 2016

Source: Baker Hughes Rig Data, November 18, 2016	Source: Baker Hughes Rig Data, November 18, 2016

Delaware Basin

          Accounting for nearly 50% of the Permian Basin's growth in rig-activity since May 2016, the Delaware Basin has become a premier, complementary resource base to the Midland Basin. Rystad Energy estimates the recoverable crude oil resource in the Delaware Basin to be slightly greater than the Midland Basin, at approximately 28 billion barrels. As the less-developed of the two primary Permian Basin sub-basins, the Delaware Basin represents a high-growth opportunity for Midland-based service providers. As activity levels increase in the Delaware Basin we have begun to expand our presence in the Delaware Basin due to considerable demand pull from both existing and new customers.

Delaware Basin Percentage of Horizontal Rigs	Delaware Basin Rig Count Since May 2016

Source: Baker Hughes Rig Data, November 18, 2016	Source: Baker Hughes Rig Data, November 18, 2016

Industry Trends Impacting Hydraulic Fracturing Services

          A number of recent industry developments are positively impacting demand for hydraulic fracturing and related oilfield services. These developments include:

  •
  overall increase in drilling activity in the Permian Basin;

  •
  dramatic shift to horizontal drilling as a percentage of total drilling activity;

  •
  increasingly longer horizontal wellbore laterals;

  •
  greater number of frac stages per well;

  •
  increasing amounts of proppant employed per well; and

  •
  enhanced drilling and completion efficiencies.

          These developments, which are being driven by E&P operators to increase drilling and completion efficiencies, enhance well performance and decrease breakeven costs, are described in greater detail below.

Increase in Permian Basin Drilling Activity

          Since rig counts reached their lowest point in May 2016, the Permian Basin rig count has increased by 92 rigs, from 137 in May 2016 to 229 in November 2016, which represents approximately 50% of the total U.S. rig count increase over the same period.

Total Permian Basin Rig Count Since May 2016

Source: Baker Hughes Rig Data, November 18, 2016

Horizontal Drilling Activity

          Much of the growth in rig activity in the Permian Basin is the result of increasing horizontal drilling activity. Horizontal drilling has become the default method for E&P operators to most economically extract unconventional resources from the basin. According to Baker Hughes, as of November 18, 2016, horizontal rigs accounted for approximately 80% of all rigs drilling in the United States, up from 58% as of December 31, 2011. This growth has been especially pronounced in the Permian Basin, where horizontal rigs account for approximately 83% of current Permian Basin rig activity compared to just 22% in December 2011.

Horizontal Rigs as a Percentage of Total Rig Count

Source: Baker Hughes Rig Data, November 18, 2016

Horizontal Lateral Length and Frac Stages per Well

          As the Permian Basin has shifted towards horizontal drilling, E&P operators and service providers are expected to continue to focus on advancing horizontal drilling efficiencies. Operators are expected to continue to increase horizontal wellbore lateral lengths and increase the number of frac stages per well by minimizing the spacing between stages along laterals. Longer horizontal laterals provide producers with a greater length of productive wellbore, and Spears & Associates estimates that lateral lengths will increase from an average of 5,000 feet in 2013 to an estimated average of 9,000 feet expected in 2017. Furthermore, we estimate that current leading-edge laterals in the Permian Basin can be as long as 12,500 feet. The combination of longer laterals and increased frac stages per well is resulting in increased demand for HHP. The graphs below illustrate recent and expected increases in horizontal lateral lengths and frac stages per well within the Permian Basin.

Estimated Average Lateral Length in the Permian Basin	Estimated Average Fracture Stages per Well in the Permian Basin

Source: Spears & Associates, November 2016	Source: Spears & Associates, November 2016

Greater Volume of Proppant per Well

          The purpose of fluids and proppant in well completion is to induce and sustain reservoir rock fractures, thereby facilitating the flow of hydrocarbons from the reservoir into the well. Over time, oilfield service providers have been able to increase the volume of proppant used per lateral foot, thereby increasing the effectiveness of fractures. In order to pump larger amounts of these consumables, oilfield service providers require greater horsepower per fracturing stage, which results in increased demand for hydraulic fracturing equipment that is capable of performing the more complex and intense fracturing jobs. As shown below, Spears & Associates expects the amount of proppant pumped per foot of lateral length in the Permian Basin to rise over each of the next four years, growing at an annualized rate of approximately 20% from 2015 to 2018.

Proppant per Lateral Foot in the Permian Basin

Source: Spears & Associates, November 2016

Drilling and Completion Efficiencies

          In addition to the shift to horizontal drilling and increasing service intensity, drilling and completion efficiencies, such as multi-well pads and zipper fracs, are also driving increased hydraulic fracturing demand. Multi-well pads allow for the drilling of multiple wellbores from a single topside location, reducing average drilling time. Similarly, zipper fracking allows for the simultaneous completion of hydraulic fracturing stages in adjacent wells, increasing the number of stages that can be performed in a given time period. These advancements have resulted in a reduction in the number of days typically required to drill and complete a well, and as a result, increased the total number of wells that can be drilled per rig, which drives incremental demand for hydraulic fracturing services.

Supply and Demand Dynamics in the Hydraulic Fracturing Services Market

          The increase in demand for hydraulic horsepower coupled with anticipated competitor equipment attrition is expected to drive more favorable hydraulic fracturing supply and demand dynamics. As the market for fracturing services tightens, we believe this may lead to a general increase in pricing. With demand for our services in excess of current capacity and the ability of our fleet to handle the most complex, highest intensity hydraulic fracturing jobs, we are optimally positioned to benefit from increasing pricing trends.

BUSINESS

Overview

          We are a growth-oriented, Midland, Texas-based oilfield services company providing hydraulic fracturing and other complementary services to leading upstream oil and gas companies engaged in the exploration and production, or E&P, of North American unconventional oil and natural gas resources. Our operations are primarily focused in the Permian Basin, where we have cultivated longstanding customer relationships with some of the region's most active and well-capitalized E&P companies, including Parsley Energy, Callon Petroleum Company, Diamondback Energy, Fasken Oil and Ranch and Concho Resources. The Permian Basin is widely regarded as the most prolific oil-producing area in the United States, and we believe we are currently the largest private provider of hydraulic fracturing services in the region by HHP, with an aggregate installed capacity of 420,000 HHP. Our fleet, which consists of 10 hydraulic fracturing units, has been designed to handle the highest intensity, most complex hydraulic fracturing jobs, and has been 100% utilized since September 2016.

          Our modern hydraulic fracturing fleet has been designed to handle Permian Basin specific operating conditions and the region's increasingly high-intensity well completions, which are characterized by longer horizontal wellbores, more frac stages per lateral and increasing amounts of proppant per well. Over 75% of our fleet has been delivered over the past three years, and we have fully maintained our equipment throughout the recent industry downturn to ensure optimal performance and reliability. In contrast, we believe many of our competitors have deferred necessary maintenance capital spending throughout the downturn, which we believe uniquely positions us to respond more quickly to customer needs during the ongoing market recovery.

          In addition to our core hydraulic fracturing operations, we also offer a suite of complementary well completion and production services, including cementing, acidizing, coiled tubing, flowback services and surface air drilling. We believe these complementary services create operational efficiencies for our customers and allow us to capture a greater portion of their capital spending across the lifecycle of an unconventional well. We believe that these complementary services should benefit from a continued industry recovery and that we are well positioned to continue expanding these offerings in response to our customers increasing service needs and spending levels.

          Our primary business objective is to serve as a strategic partner to our customers by continuing to provide high-quality, customized services to help them optimize the long-term development of their unconventional resources. Over the past three years, we have leveraged our strong Permian Basin relationships to grow our installed HHP capacity by over 400% and organically build our Permian Basin cementing, coiled tubing and acidizing lines of business. Consistent with past performance, we believe our substantial market presence will continue to yield a variety of actionable growth opportunities allowing us to expand both our hydraulic fracturing and complementary services going forward. To this end, we intend to continue our past practice of opportunistically deploying new equipment on a long-term, dedicated basis in response to customer demand.

          For the nine months ended September 30, 2016 and the year ended December 31, 2015, we generated net losses of approximately $(35.9) million and $(45.9) million, respectively, and Adjusted EBITDA of approximately $1.6 million and $60.1 million, respectively. Over these same periods, approximately 92.1% and 90.0% of our revenues, respectively, were generated from our pressure pumping segment, which includes our hydraulic fracturing, cementing and acidizing services. For the definition of Adjusted EBITDA and a reconciliation from its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles

("GAAP"), please read "Selected Historical Consolidated Financial Data — Non-GAAP Financial Measures."

Our Services

          We conduct our business through seven operating segments: hydraulic fracturing, cementing, acidizing, coil tubing, flowback, surface drilling and Permian Basin drilling. For reporting purposes, the hydraulic fracturing, cementing and acidizing operating segments are aggregated into our one reportable segment: pressure pumping.

Pressure Pumping

Hydraulic Fracturing

          We primarily provide hydraulic fracturing services to E&P companies in the Permian Basin. These services are intended to optimize hydrocarbon flow paths during the completion phase of horizontal shale wellbores. We have significant expertise in multi-stage fracturing of horizontal oil-producing wells in unconventional geological formations. As of September 30, 2016, we had grown our hydraulic fracturing business to a total of 10 hydraulic fracturing units with an aggregate of 420,000 HHP, of which 320,000 HHP has been delivered since 2013.

          The fracturing process consists of pumping a fracturing fluid into a well at sufficient pressure to fracture the formation. Materials known as proppants, which in our business are comprised primarily of sand, are suspended in the fracturing fluid and are pumped into the fracture to prop it open. The fracturing fluid is designed to "break," or loosen viscosity, and be forced out of the formation by its pressure, leaving the proppants suspended in the fractures created, thereby increasing the mobility of the hydrocarbons. As a result of the fracturing process, production rates are usually enhanced substantially, thus increasing the rate of return of hydrocarbons for the operator.

          We own and operate a fleet of mobile hydraulic fracturing units and other auxiliary equipment to perform fracturing services. We refer to all of our fracturing units, other equipment and vehicles necessary to perform fracturing jobs as our "fleet" and the personnel assigned to each unit as a "crew." Our hydraulic fracturing units consist primarily of a high pressure hydraulic pump, a diesel engine, a transmission and various hoses, valves, tanks and other supporting equipment that are typically mounted to a flat-bed trailer.

          We provide dedicated equipment, personnel and services that are tailored to meet each of our customer's needs. Each unit in our fleet has a designated team of personnel, which allows us to provide responsive and customized services, such as project design, proppant and other consumables procurement, real-time data provision and post-completion analysis for each of our jobs. Many of our hydraulic fracturing units and associated personnel have continually worked with the same customer for the past several years promoting deep relationships and a high degree of visibility into future customer activity levels. Furthermore, in light of our substantial market presence and historically high fleet utilization levels, we have established a variety of entrenched relationships with key equipment, sand and other downhole consumable suppliers. These strategic relationships ensure ready access to equipment, parts and materials on a timely and economic basis and allow our dedicated procurement logistics team to ensure consistently safe and reliable operations.

Cementing

          We provide cementing services for completion of new wells and remedial work on existing wells. Cementing services use pressure pumping equipment to deliver a slurry of liquid cement that is pumped down a well between the casing and the borehole. Cementing provides isolation between fluid zones behind the casing to minimize potential damage to hydrocarbon bearing formations or the integrity of freshwater aquifers, and provides structural integrity for the casing by securing it to the earth. Cementing is also done when recompleting wells, where one zone is plugged and another is opened.

          We currently operate a total of 13 cementing units, with seven units operating in the Permian Basin and six units operating in the Uinta-Piceance Basin. We believe that our cementing segment provides an organic growth opportunity for us to expand our service offerings within our existing customer base.

Acidizing

          We operate 10 acidizing pumps and four combination units in the Permian Basin, together totaling approximately 22,000 HHP, which perform procedures like toe preps, pump downs and foamed acid. Acidizing is a stimulation technique where acid is injected under pressure into formations (typically carbonate reservoirs) which can form or expand fissures. We believe that our acidizing operations provide an organic growth opportunity for us to expand our service offerings within our existing customer base.

Other Services

Coiled Tubing

          Coiled tubing services involve injecting coiled tubing into wells to perform various completion well intervention operations. Coiled tubing is a flexible steel pipe with a diameter of typically less than three inches and manufactured in continuous lengths of thousands of feet. It is wound or coiled on a truck-mounted reel for onshore applications. Due to its small diameter, coiled tubing can be inserted into existing production tubing and used to perform a variety of services to enhance the flow of oil or natural gas.

          The principal advantages of using coiled tubing include the ability to (i) continue production from the well without interruption, thus reducing the risk of formation damage, (ii) move continuous coiled tubing in and out of a well significantly faster than conventional pipe in the case of a workover rig, which must be jointed and unjointed, (iii) direct fluids into a wellbore with more precision, allowing for improved stimulation fluid placement, (iv) provide a source of energy to power a downhole motor or manipulate down-hole tools and (v) enhance access to remote fields due to the smaller size and mobility.

          As of November 2016, we had one 2", one 2 3/8" and one 1 1/4" coiled tubing unit, all of which were operating in the Permian Basin. We believe these units are well suited for the performance requirements of the unconventional resource markets we serve. The average age of these units is less than four years old.

Flowback Services

          Our flowback services consist of production testing, solids control, hydrostatic testing and torque services. Flowback involves the process of allowing fluids to flow from the well following a treatment, either in preparation for an impending phase of treatment or to return the well to production. Our flowback equipment consists of manifolds, accumulators, valves, flare stacks and other associated equipment that combine to form up to a total of five well-testing spreads. We provide flowback services in the Permian Basin and mid-continent markets.

Surface Air Drilling

          We currently operate a surface air drilling operation in the Uinta-Piceance Basin, which is capable of offering cost-effective, pre-set surface air drilling services to target depths of approximately 4,000 feet in areas of fragile geology. Air drilling is a technique in which oil, natural gas, or geothermal wells are drilled by creating a pressure within the well that is lower than the reservoir pressure, which results in increased rates of penetration, reduced formation damage and reduced drilling costs. This division is uniquely suited to the fragile geology of the Uinta-Piceance Basin and is highly complementary to our cementing offering.

Competitive Strengths

          Our primary business objective is to serve as a strategic partner for our customers by continuing to provide high-quality, customized services to help them optimize the long-term development of their unconventional resources. We believe that the following strengths differentiate us from our peers and uniquely position us to execute on this strategy.

  •
  Leading market position in the Permian Basin.  We believe we are the largest private hydraulic fracturing provider in the Permian Basin, which is the most prolific oil producing area in the United States, by HHP. Our longstanding customer relationships and substantial Permian Basin market presence uniquely position us to continue growing in tandem with the basin's ongoing development. The Permian Basin is a mature, liquids-rich basin with well-known geology and a large, exploitable resource base that delivers attractive E&P producer economics at or below current commodity prices. Rystad Energy estimates that, as of November 2016, the Permian Basin contains approximately 58 billion barrels of oil, the largest recoverable crude oil resource base in the United States and the second largest in the world. The massive extent of the Permian Basin coupled with the presence of multiple prospective geologic benches render the Permian Basin the most attractive and economic oil resource in North America.

    The recent recovery of oil prices to the low $50 per barrel range in December 2016 has driven a considerable increase in Permian Basin drilling and completion activity and associated demand for our services. Today, the Permian Basin is the most active onshore basin in North America, with over 229 active rigs, and accounts for approximately 50% of all oil-directed rigs in the United States. Current Permian production levels exceed the combined output of both the Bakken and Eagle Ford shale formations, and, given the basin's superior breakeven economics, which are estimated by Rystad Energy to be as low as $32 per barrel, we expect robust activity levels in the basin for the foreseeable future.

    Our operational focus has historically been in the Permian Basin's Midland sub-basin, where our customers have historically operated. More recently however, with increasing levels of Delaware Basin activity, we have begun to expand our Delaware Basin presence in response to increasing levels of demand pull from our customers. Given our entrenched relationships with a variety of Delaware Basin operators, we believe that we are uniquely positioned to capture large addressable growth opportunity as the basin develops. Over time, we expect the Permian Basin's Midland and Delaware sub-basins to continue to command a disproportionate share of future North American E&P spending.

  •
  Hydraulic fracturing is highly levered to increasing drilling activity and completion intensity levels. Increased Permian Basin activity levels, continued growth in well completion intensity levels and continued drilling and completion efficiencies have a compounding effect on HHP demand growth. The combination of an expanding Permian Basin horizontal rig count and well completions has materially increased the demand for the hydraulic fracturing services that we offer. Horizontal drilling has become the default method for E&P operators to most economically extract unconventional resources, and the number of horizontal rigs has increased from 22% of the total Permian Basin rig count in December 2011 to over 80% of the Permian Basin rig count in November 2016. As the horizontal rig count has grown, well completion intensity levels have also increased as a result of longer wellbore lateral lengths, greater fracturing stages per lateral and increasing amounts of proppant per well. Furthermore, the ongoing improvement in drilling and completion efficiencies, driven by innovations such as multi-well pads and zipper fracs, have further increased the demand for HHP. Taken together, these demand drivers have helped contribute to the full utilization of our fleet and leave us well positioned to capture future organic growth opportunities and enhanced pricing for the services we offer.

  •
  Deep relationships with high-quality, Permian Basin-focused customers.  Our deep local roots, operational expertise and commitment to safe and reliable service have allowed us to cultivate longstanding customer relationships with the most active and well-capitalized Permian Basin operators. Our diverse customer base is comprised of market leaders such as Parsley Energy, Callon Petroleum Company, Diamondback Energy, Fasken Oil and Ranch and Concho Resources, and no single customer represented more than 25% of our revenue for the nine months ended September 30, 2016. Many of our current customers have worked with us since our inception, and their continued support has allowed us to maintain relatively high utilization rates. As our customers increase activity levels, we expect to continue to leverage these strong relationships to keep our fleet fully utilized and selectively expand our platform in response to specific customer demand.

  •
  Standardized fleet of modern, well-maintained equipment.  We have a large, homogenous fleet of modern equipment that is configured to handle the Permian Basin's most complex, highest-intensity, hydraulic fracturing jobs. We believe that our fleet design is a key competitive advantage compared to many of our competitors who have fracturing units that are not optimized for Permian Basin conditions. Our fleet is largely standardized across units to facilitate efficient maintenance and repair and to reduce equipment downtime. Importantly, we have fully maintained our fleet throughout the recent industry downturn to ensure optimal performance and reliability. In contrast, we believe many of our competitors have deferred necessary maintenance capital spending and cannibalized essential equipment for spare parts during the same period. Furthermore, our entrenched relationships with a variety of key suppliers and vendors provide us with the reliable access to the equipment necessary to support our continued organic growth strategy.

  •
  Proven cross-cycle financial performance.  Over the past several years, we have maintained relatively high cross-cycle fleet utilization rates. Since September 2016, our fleet has been 100% utilized, and for each of the year ended December 31, 2015 and the quarter ended September 30, 2016, we operated in excess of 70% utilization. Our consistent track record of steady organic growth, coupled with our ability to immediately deploy new HHP on a dedicated and fully utilized basis, has resulted in revenue growth across industry cycles. We believe that we will be able to grow faster than our competitors while preserving attractive EBITDA margins as a result of our differentiated service offerings. Furthermore, we believe that our philosophy of maintaining modest financial leverage and a healthy balance sheet has left us more conservatively capitalized than our peers. Several of our customers have recently requested additional HHP capacity from us, and we expect that improving market fundamentals, our superior execution and our customer-focused approach should result in enhanced financial performance going forward.

  •
  Seasoned management and operating team and exemplary safety record.  We have a seasoned executive management team, with our three most senior members contributing more than 100 years of collective industry and financial experience. Members of our management team founded our business and seeded the company with a portion of our original investment capital. We believe their track record of successfully building premier oilfield service companies in the Permian Basin, as well as their deep roots and relationships throughout the West Texas community, provide a meaningful competitive advantage for our business. In addition, our management team has assembled a loyal group of highly-motivated and talented divisional managers and field personnel, and we have had virtually no manager-level turnover in our core service divisions over the past three years. We employ a balanced decision-making structure that empowers managerial and field personnel to work directly with customers to develop solutions while leveraging senior management's oversight. This collaborative approach fosters strong customer links at all levels of the organization and effectively institutionalizes customer relationships beyond the executive suite. We promote a "Safety First" culture, which has led to a Total Recordable Incident Rate, or TRIR, well below industry averages. For example, for the twelve months ended September 30, 2016, we had a TRIR of 1.0, compared to a peer average of 1.9 for the year ended December 31, 2014.

Business Strategies

          We intend to achieve our primary business objective through the following business strategies:

  •
  Capture increased demand for hydraulic fracturing services in the Permian Basin.  We intend to continue to position ourselves as a Permian Basin-focused hydraulic fracturing business, as we believe the Permian Basin hydraulic fracturing market offers supportive long-term growth fundamentals. These fundamentals are characterized by increased demand for our HHP, driven by increasing drilling activity and well completion intensity levels, along with underinvestment by our competitors in their equipment. In response to the current commodity price environment, many of our customers have publicly announced their intention to increase 2017 capital budgets in the Permian Basin in excess of 30% over 2016 levels. We are currently operating at 100% utilization, and several of our customers have requested additional HHP capacity from us. As our customers continue to develop their assets in the Midland and Delaware Basins, we believe we are strategically positioned to deploy additional hydraulic fracturing equipment in support of their ongoing needs their resources.

  •
  Capitalize on improving pricing and efficiency gains.  The increase in demand for HHP coupled with expected competitor equipment attrition is expected to drive more favorable hydraulic fracturing supply and demand fundamentals. We believe this market tightening may lead to a general increase in prices for hydraulic fracturing services. Furthermore, our consistently high fleet utilization levels and 24 hours per day, seven days per week operating schedule (as opposed to daylight hour operations) should result in greater revenue opportunity and enhanced margins as fixed costs are spread over a broader revenue base. We believe that any incremental future fleet additions will benefit from these trends and associated economies of scale.

  •
  Cross-sell our complementary services.  In addition to our hydraulic fracturing services, we offer a broad range of complementary services in support of our customers' development activities, including cementing, acidizing, coiled tubing, flowback services and surface air drilling. These complementary services create operational efficiencies for our customers, and allow us to capture a greater percentage of their capital spending across the lifecycle of an unconventional well. We believe that, as our customers increase spending levels, we are well positioned to continue cross-selling and growing our complementary service offerings.

  •
  Maintain financial stability and flexibility to pursue growth opportunities.  Consistent with our past practices, we plan to maintain a conservative balance sheet following this offering, which will allow us to better react to potential changes in industry and market conditions and opportunistically grow our business. In the near term, we intend to continue our past practice of aligning our growth capital expenditures with visible customer demand, by strategically deploying new equipment on a long-term, dedicated basis in response to inbound customer requests. We will also selectively evaluate potential strategic acquisitions that increase our scale and capabilities or diversify our operations. At the closing of this offering, we expect to have $              million of liquidity, in the form of cash on hand and undrawn borrowing capacity under our $              million revolving credit facility, to support our growth ambitions.

Properties

          Our corporate headquarters are located at 1706 S. Midkiff, Bldg. B Midland, Texas 79701. In addition to our headquarters, we also lease nine properties that are used for field offices, yards or storage. We believe that our facilities are adequate for our current operations.

Our Customers

          Our customers consist primarily of oil and natural gas producers in North America. Our top five customers accounted for approximately 61% and 53% of our revenue, for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively. During the nine months ended September 30, 2016, Parsley Energy accounted for 24.7% and Diamondback Energy accounted for 12.1%, respectively, of our total revenue.

Our Relationship with Energy Capital Partners

          Our principal shareholder is Energy Capital Partners.

          Energy Capital Partners, together with its affiliate funds and related persons, is a private equity firm with over $13.5 billion in capital commitments that is focused on investing in North America's energy infrastructure. Energy Capital Partners has significant energy and financial expertise to complement its investment in us, including investments in power generation, midstream oil and gas, oilfield services, environmental infrastructure and energy services sectors.

          We believe that our relationship with Energy Capital Partners is a competitive advantage, as it brings significant financial and management experience, which we believe it will use to help support our business, and also relationships throughout the energy industry.

Competition

          The markets in which we operate are highly competitive. To be successful, an oilfield services company must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. Competitive factors impacting sales of our services are price, reputation and technical expertise, service and equipment quality, and health and safety standards. Although we believe our customers consider all of these factors, we believe price is a key factor in E&P companies' criteria in choosing a service provider. While we seek to price our services competitively, we believe many of our customers elect to work with us based on our deep local roots, operational expertise, equipment's ability to handle the most complex Permian Basin well completions, and commitment to safety and reliability.

          We provide our services primarily in the Permian Basin, and we compete against different companies in each service and product line we offer. Our competition includes many large and small oilfield service companies, including the largest integrated oilfield services companies. Our major competitors for hydraulic fracturing services, which make up the majority of revenues, include C&J Energy Services, Halliburton, Patterson-UTI Energy Inc., RPC, Inc., Schlumberger, Superior Energy Services and a number of locally oriented businesses.

Seasonality

          Our results of operations have historically reflected seasonal tendencies, generally in the fourth quarter, relating to the conclusion of our customers' annual capital expenditure budgets, the holidays and inclement winter weather during which we may experience declines in our operating results.

Operating Risks and Insurance

          Our operations are subject to hazards inherent in the oilfield services industry, such as accidents, blowouts, explosions, fires and spills and releases that can cause personal injury or loss of life, damage or destruction of property, equipment, natural resources and the environment and suspension of operations.

          In addition, claims for loss of oil and natural gas production and damage to formations can occur in the oilfield services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.

          Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

          Despite our efforts to maintain safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property damage, personal injury and other losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability and our relationships with customers, employees, regulatory agencies and other parties. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

          We maintain commercial general liability, workers' compensation, business auto, commercial property, umbrella liability, in certain instances, excess liability, and directors and officers insurance policies providing coverages of risks and amounts that we believe to be customary in our industry. Further, we have pollution legal liability coverage for our business entities, which would cover, among other things, third party liability and costs of clean-up relating to environmental contamination on our premises while our equipment are in transit and while on our customers' job site. With respect to our hydraulic fracturing operations, coverage would be available under our pollution legal liability policy for any surface or subsurface environmental clean-up and liability to third parties arising from any surface or subsurface contamination. We also have certain specific coverages for some of our businesses, including for our hydraulic fracturing services.

          Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs relative to perceived risk. Further, insurance rates have in the past been subject to wide fluctuation and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us. See "Risk Factors" for a description of certain risks associated with our insurance policies.

Environmental and Occupational Health and Safety Regulations

Environmental, Health and Safety Matters and Regulation

          Our operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection, and occupational health and safety. Numerous federal, state and local governmental agencies issue regulations that often require difficult and costly compliance measures that could carry substantial administrative, civil and criminal penalties and may result in injunctive obligations for non-compliance. These laws and regulations may, for example, restrict the types, quantities and concentrations of various substances that can be released into the environment, limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically or seismically sensitive areas and other protected areas, or require action to prevent or remediate pollution from current or former operations. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment. Changes in environmental, health and safety laws and regulations occur frequently, and any changes that result in more stringent and costly requirements could materially adversely affect our operations and financial position. We have not experienced any material adverse effect from compliance with these requirements. This trend, however, may not continue in the future.

          Below is an overview of some of the more significant environmental, health and safety requirements with which we must comply. Our customers' operations are subject to similar laws and regulations. Any material adverse effect of these laws and regulations on our customers operations and financial position may also have an indirect material adverse effect on our operations and financial position.

          Waste Handling.    We handle, transport, store and dispose of wastes that are subject to the Resource Conservation and Recovery Act ("RCRA") and comparable state laws and regulations, which affect our activities by imposing requirements regarding the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With federal approval, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Although certain petroleum production wastes are exempt from regulation as hazardous wastes under RCRA, such wastes may constitute "solid wastes" that are subject to the less stringent requirements of non-hazardous waste provisions.

          Administrative, civil and criminal penalties can be imposed for failure to comply with waste handling requirements. Moreover, the EPA or state or local governments may adopt more stringent requirements for the handling of non-hazardous wastes or recategorize some non-hazardous wastes as hazardous for future regulation. Indeed, legislation has been proposed from time to time in Congress to recategorize certain oil and natural gas exploration, development and production wastes as hazardous wastes. Several environmental organizations have also petitioned the EPA to modify existing regulations to recategorize certain oil and natural gas exploration, development and production wastes as hazardous. Any such changes in these laws and regulations could have a material adverse effect on our capital expenditures and operating expenses. Although we do not believe the current costs of managing our wastes, as presently classified, to be significant, any legislative or regulatory reclassification of oil and natural gas exploration and production wastes could increase our costs to manage and dispose of such wastes.

          Remediation of Hazardous Substances.    The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and analogous state laws generally impose liability without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current owner or operator of a contaminated facility, a former owner or operator of the facility at the time of contamination and those persons that disposed or arranged for the disposal of the hazardous substance at the facility. Liability for the costs of removing or remediating previously disposed wastes or contamination, damages to natural resources, the costs of conducting certain health studies, amongst other things, is strict and joint and several. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the course of our operations, we use materials that, if released, would be subject to CERCLA and comparable state laws. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA and comparable state statutes for all or part of the costs to clean up sites at which such hazardous substances have been released.

          One of our facilities in Midland, Texas is located within the boundaries of the West County Road 112 federal Superfund site, which site and the associated investigation and cleanup is being managed by EPA Region 6. The site's soil and groundwater is contaminated with chromium and hexavalent chromium as a result of historic site operations unaffiliated with the Company and unassociated with the Company's operations. Toxic tort claims also have been asserted as a result of this groundwater contamination against various unaffiliated parties. In 2013, in order to reduce the Company's risk of incurring any future liabilities in connection with this site, the Company negotiated and obtained a bona fide prospective purchaser ("BFPP") letter from EPA Region 6 in connection with a reorganization of the facility site ownership and lease. The BFPP letter generally acknowledges and provides that the Company is unaffiliated with any potentially responsible parties or known contamination that is the subject of the Superfund action, the Company agrees to comply with any future land use restrictions that may be imposed in connection with a site remedy (none have been imposed to date), and the Company agrees to cooperate with and provide access and assistance to EPA Region 6 in connection with the remediation. In exchange for these undertakings, the Company will not be subject to any CERCLA action by the EPA. In addition, the Company separately obtained a 10-year environmental pollution legal liability insurance policy, effective March 4, 2013, with an aggregate limit of $20 million to insure against potential third-party claims and any known or unknown pre-existing conditions at the site, including Superfund or toxic tort liabilities. Both prior to and since obtaining the BFPP letter and the insurance policy, no claims have been made or threatened against the Company or any of its affiliated persons or entities with regard to this Superfund site or any related liabilities, and the Company has not incurred any significant expenses in connection with this matter.

          NORM.    In the course of our operations, some of our equipment may be exposed to naturally occurring radioactive materials ("NORM") associated with oil and gas deposits and, accordingly may result in the generation of wastes and other materials containing NORM. NORM exhibiting levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping and work area affected by NORM may be subject to remediation or restoration requirements.

          Water Discharges.    The Clean Water Act, Safe Drinking Water Act, Oil Pollution Act and analogous state laws and regulations impose restrictions and strict controls regarding the unauthorized discharge of pollutants, including produced waters and other gas and oil wastes, into regulated waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. Also, spill prevention, control and countermeasure plan requirements require appropriate containment berms and similar structures to help prevent the contamination of regulated waters.

          Air Emissions.    The Clean Air Act ("CAA") and comparable state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other emissions control requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants from specified sources. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. These and other laws and regulations may increase the costs of compliance for some facilities where we operate. Obtaining or renewing permits also has the potential to delay the development of oil and natural gas projects.

          Climate Change.    The EPA has determined that greenhouse gases ("GHG") present an endangerment to public health and the environment because such gases contribute to warming of the earth's atmosphere and other climatic changes. Based on these findings, the EPA has adopted and implemented, and continues to adopt and implement, regulations that restrict emissions of GHGs under existing provisions of the CAA. The EPA also requires the annual reporting of GHG emissions from certain large sources of GHG emissions in the United States, including certain oil and gas production facilities. The U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. And in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake "ambitious efforts" to limit the average global temperature, and to conserve and enhance sinks and reservoirs of greenhouse gases. The Paris Agreement entered into force in November 2016. The United States is one of over 70 nations that has ratified or otherwise indicated that it intends to comply with the agreement. Restrictions on emissions of GHGs that may be imposed could adversely affect the oil and natural gas industry by reducing demand for hydrocarbons and by making it more expensive to develop and produce hydrocarbons, either of which could have a material adverse effect on future demand for our services.

          Moreover, climate change may cause more extreme weather conditions and increased volatility in seasonal temperatures. Extreme weather conditions can interfere with our operations and increase our costs, and damage resulting from extreme weather may not be fully insured.

          Endangered and Threatened Species.    Environmental laws such as the Endangered Species Act ("ESA") and analogous state laws may impact exploration, development and production activities in areas where we operate. The ESA provides broad protection for species of fish, wildlife and plants that are listed as threatened or endangered. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act and various state analogs. The U.S. Fish and Wildlife Service may identify previously unidentified endangered or threatened species or may designate critical habitat and suitable habitat areas that it believes are necessary for survival of a threatened or endangered species, which could cause us or our customers to incur additional costs or become subject to operating restrictions or operating bans in the affected areas.

          Regulation of Hydraulic Fracturing and Related Activities.    Our hydraulic fracturing operations are a significant component of our business. Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, in May 2014, the EPA issued an Advanced Notice of Proposed Rulemaking seeking comment on the development of regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. Beginning in August 2012, the EPA issued a series of rules under the CAA that establish new emission control requirements for certain oil and natural gas production and natural gas processing operations and associated equipment. And in March 2015, the Bureau of Land Management finalized a rule governing hydraulic fracturing on federal lands, implementation of which has been stayed pending the resolution of legal challenges. Further, legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing (except when diesel fuels are used) from the definition of "underground injection" and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, have been proposed in recent sessions of Congress. Several states and local jurisdictions in which we or our customers operate also have adopted or are considering adopting regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids.

          More recently, federal and state governments have begun investigating whether the disposal of produced water into underground injection wells has caused increased seismic activity in certain areas. For example, in December 2016, the EPA released its final report regarding the potential impacts of hydraulic fracturing on drinking water resources, concluding that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances such as water withdrawals for fracturing in times or areas of low water availability, surface spills during the management of fracturing fluids, chemicals or produced water, injection of fracturing fluids into wells with inadequate mechanical integrity, injection of fracturing fluids directly into groundwater resources, discharge of inadequately treated fracturing wastewater to surface waters, and disposal or storage of fracturing wastewater in unlined pits. The results of these studies could lead federal and state governments and agencies to develop and implement additional regulations.

          Increased regulation of hydraulic fracturing and related activities (whether as a result of the EPA study results or resulting from other factors) could subject us and our customers to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, and plugging and abandonment requirements. New requirements could result in increased operational costs for us and our customers, and reduce the demand for our services.

          OSHA Matters.    The Occupational Safety and Health Act ("OSHA") and comparable state statutes regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public.

Employees

          As of September 30, 2016, we employed 596 people. None of our employees are represented by labor unions or subject to collective bargaining agreements.

Legal Proceedings

          From time to time we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings that we believe would have a material adverse effect on our financial position, results of operations or cash flows and are not aware of any material legal proceedings contemplated by governmental authorities.

MANAGEMENT

Directors and Executive Officers of ProPetro Holding Corp.

          The following table sets forth the names, ages and titles of our directors and executive officers. Directors hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors and executive officers as of December 15, 2016.

Name	Age	Position with ProPetro Holding Corp.
Dale Redman	56	Chief Executive Officer and Director
David Sledge	60	Chief Operating Officer
Jeffrey Smith	57	Chief Financial Officer
Spencer D. Armour, III	62	Director
Schuyler E. Coppedge	43	Director
Stephen Herman	73	Director
Matthew H. Himler	30	Director
Peter Labbat	51	Director

Dale Redman

          Dale Redman is a co-founder of ProPetro and has been Chief Executive Officer since 2008, and he has been a Director since 2005. Mr. Redman has over 32 years of executive and entrepreneurial experience in the energy services industry. He was a co-founder and Chief Executive Officer of Downhole Injection Systems, LLC, which was sold in 2004. Prior to that, Mr. Redman was President and CEO of Reef Chemical Company from 1993 to 1998. Mr. Redman received a B.B.A. in Finance from Texas Tech University. We believe that Mr. Redman's industry experience and deep knowledge of our business and our customers makes him well suited to serve as Chief Executive Officer and Director.

David Sledge

          David Sledge has served as our Chief Operating Officer since 2011. Mr. Sledge has over 37 years of experience in the energy services industry, Mr. Sledge currently serves on the Board of Directors for Comstock Resources, Inc. where he has served since 1996. Prior to joining ProPetro Mr. Sledge was Vice President — Drilling for Basic Energy Services from 2007 to 2009. Mr. Sledge was President and Chief Operating Officer of Sledge Drilling Corp., which was sold to Basic Energy Services in 2007. Mr. Sledge received a B.B.A. in Management from Baylor University. We believe Mr. Sledge's experience in the oilfield services business, combined with his executive management experience, makes him well suited to serve as our Chief Operating Officer.

Jeffrey Smith

          Jeffrey Smith is a co-founder of ProPetro and has been our Chief Financial Officer since 2005. Mr. Smith has over 33 years of accounting and financial experience. Prior to joining the Company, Mr. Smith served as President of Nittany Enterprises from 1991 to 2005, and before that Mr. Smith served as Chief Financial Officer for Southmark Commercial Management Inc., a national commercial real estate company. Mr. Smith is a licensed certified public accountant. Mr. Smith received a B.B.A. in Finance from Penn State University and a M.B.A. from the University of Michigan. We believe that Mr. Smith's extensive experience in accounting and finance, and history in the energy services industry, makes him well suited to serve as our Chief Financial Officer.

Spencer D. Armour, III

          Spencer D. Armour, III has served as a director of ProPetro since February 2013. Mr. Armour has over 30 years of executive and entrepreneurial experience in the energy services industry. Mr. Armour currently serves as President of PT Petroleum LLC in Midland, Texas. He was the Vice President of Corporate Development for Basic Energy Services, Inc. from 2007 to 2008, which acquired Sledge Drilling Corp., a company Mr. Armour co-founded and served as Chief Executive Officer for from 2005 to 2006. From 1998 through 2005, he served as Executive Vice President of Patterson-UTI Energy, Inc., which acquired Lone Star Mud, Inc., a company Mr. Armour founded and served as President for from 1986 to 1997. He also served on the Patterson — UTI Board of Directors from 1999 through 2001. Mr. Armour received a B.S. in Economics from the University of Houston in 1977 and was appointed to the University of Houston System Board of Regents in 2011 by former Texas Governor, Rick Perry. We believe that Mr. Armour's extensive experience in the energy services industry and his deep knowledge of the industry dynamics within the Permian Basin make him well suited to serve as a director.

Schuyler E. Coppedge

          Schuyler Coppedge has served as a director of ProPetro since March 2013. Mr. Coppedge is a Partner at Energy Capital Partners where he has worked since 2005. Mr. Coppedge has over 20 years of experience in energy industry finance and investment activities, with a particular emphasis on oil field services, midstream oil and gas and renewable power generation. Prior to joining Energy Capital in 2005, Mr. Coppedge spent over six years at JP Morgan. In addition to ProPetro, Mr. Coppedge currently serves on the boards of STEAG-SCR Tech, Terra-Gen, LLC and USD Partners LP and as an observer to NCSG Crane & Heavy Haul Corporation. Mr. Coppedge also served on the board of FirstLight Power Enterprises, Inc. Mr. Coppedge received a B.A. from Middlebury College and an M.B.A. from the Wharton School at the University of Pennsylvania. Mr. Coppedge was selected to serve as a Director on the board due to his affiliation with Energy Capital Partners, his extensive experience in the finance industry and his history in the energy services industry.

Stephen Herman

          Stephen Herman has served as a director of ProPetro since March 2013. Mr. Herman has served as a Managing Director at Energy Capital Partners since 2005. Mr. Herman has over 43 years of energy industry experience, with a particular emphasis on renewable and fossil generation and environmental and oil field services. Prior to joining Energy Capital Partners in 2005, Mr. Herman was Senior Energy Counsel for Goldman Sachs. Mr. Herman was also the Senior Vice President and General Counsel of PG&E National Energy Group and its predecessor, U.S. Generating Company. Mr. Herman was also previously a Partner at Latham & Watkins and Kirkland & Ellis. Mr. Herman currently serves on the boards of ADA Carbon Solutions LLC, STEAG-SCR Tech, EnergySolutions, Inc. and Granite Holdings, Inc. (the parent company of Wheelabrator Technologies, Inc.). Mr. Herman has also served on the boards of FirstLight Resources Inc., NextLight Renewable Power, LLC, PLH Group, Inc., Power Holdings of Illinois, LLC and Ice Energy, Inc. Mr. Herman received a B.S. in Economics from the Wharton School of Finance and Commerce at the University of Pennsylvania and an LL.B. from the University of Virginia Law School. Mr. Herman was selected to serve as a director on the board due to his affiliation with Energy Capital Partners, his extensive experience in the law and finance, and his history in the energy services industry.

Matthew H. Himler

          Matthew Himler has served as a director of ProPetro since October 2016 and was appointed to the board in connection with his affiliation with Energy Capital Partners. Mr. Himler has served as Vice President at Energy Capital Partners since 2012. Mr. Himler has over 7 years of experience in energy industry investment and finance activities. In addition to ProPetro, Mr. Himler serves on the board of NESCO Holdings LP and is an observer to NCSG Crane and Heavy Haul Corporation. Prior to joining Energy Capital Partners in 2012, Mr. Himler was an analyst at Lazard Frères & Co. Mr. Himler received a B.A. in Economics and Political Science from Amherst College. Mr. Himler was selected to serve as a director on the board due to his affiliation with Energy Capital Partners and his experience in investment activities within the oilfield and energy services sectors.

Peter Labbat

          Peter Labbat has served as a director of ProPetro since March 2013 and was appointed to the board in connection with his affiliation with Energy Capital Partners. Mr. Labbat has served as a Partner of Energy Capital Partners since 2006. Mr. Labbat has over 27 years of financial and investment experience and specializes in the energy and power sectors. Prior to joining Energy Capital Partners in 2006, Mr. Labbat was a Managing Director at Goldman, Sachs & Co. He currently serves on the boards of ADA Carbon Solutions, LLC, Chieftain Sand and Proppant, LLC, Next Wave Energy Partners, LP, Sendero Midstream Partners, LP and Summit Midstream Partners, LP. Mr. Labbat has also served on the boards of NextLight Renewable Power, LLC, Odessa Power Holdings, LLC, Ice Energy, Inc. and Red Oak Power Holdings, LLC. Mr. Labbat received a B.A. in Economics from Georgetown University and an M.B.A. from the Wharton School at the University of Pennsylvania. Mr. Labbat was selected to serve as a director on the board due to his affiliation with Energy Capital Partners and his extensive experience across the finance and energy sectors.

Status as a Controlled Company

          Because Energy Capital Partners will beneficially own a majority of our outstanding common stock following the completion of this offering, we expect to be a controlled company under                  corporate governance standards. A controlled company need not comply with the applicable corporate governance rules that require its board of directors to have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the applicable corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, we must have at least one independent director on our audit committee by the date our common stock is listed on                  , a majority of independent directors on our audit committee within 90 days of the listing date and all independent directors on our audit committee within one year of the listing date.

          If at any time we cease to be a controlled company, we will take all action necessary to comply with                  listing rules, including appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, subject to a permitted "phase-in" period. We will cease to qualify as a controlled company once Energy Capital Partners ceases to control a majority of our voting stock.

Board of Directors and Committees

          Upon completion of this offering, our board of directors will consist of         directors,            of whom will satisfy the independence requirements of the Exchange Act and           listing standards.

Our certificate of incorporation provides that the terms of office of the directors are one year from the time of their election until the next annual meeting of shareholders or until their successors are duly elected and qualified.

          Our certificate of incorporation provides that the authorized number of directors will generally be not less than                  nor more than                          , and the exact number of directors will be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the whole board. In addition, our certificate of incorporation and our bylaws provide that, in general, vacancies on the board may be filled by a majority of directors in office, although less than a quorum.

Audit Committee

          Our board of directors will establish an audit committee in connection with this offering whose functions include the following:

  •
  assist the board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant's qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

  •
  prepare the report required by the SEC for inclusion in our annual proxy or information statement;

  •
  approve audit and non-audit services to be performed by the independent accountants;

  •
  perform such other functions as the board of directors may from time to time assign to the audit committee.

          The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Upon completion of this offering, our audit committee will consist of           directors who satisfy the independence requirements of the Exchange Act and                      listing standards,                       of whom will qualify as an audit committee financial expert as defined under these rules and listing standards, and                      of whom will satisfy the financial literacy standards for audit committee members under the Exchange Act and                       listing standards. Within one year after completion of the offering, we expect that our audit committee will be composed of three members that will satisfy the independence requirements of the Exchange Act and                      listing standards.

          Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations. Because we are considered to be controlled by Energy Capital Partners under                      rules, we are eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. We may elect to take advantage of these exemptions. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after the specified transition periods.

          Although we will be eligible for an exemption from the compensation committee requirements under                      rules, we intend to establish a compensation committee composed of at least             independent directors in connection with this offering.

Compensation Committee

          Our compensation committee will be comprised of                      . This committee will establish salaries, incentives and other forms of compensation for officers and directors. The compensation committee will also administer our long-term incentive plan.

Nominating and Corporate Governance Committee

          Our nominating and corporate governance committee will be comprised of                          . The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Board Role in Risk Oversight

          Our corporate governance guidelines will provide that the board of directors is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

EXECUTIVE COMPENSATION

          This section discusses the material components of the executive compensation program for our executive officers who are named in the "2016 Summary Compensation Table" below. In 2016, our "named executive officers" and their positions were as follows:

  •
  Dale Redman, Chief Executive Officer;

  •
  Jeffrey Smith, Chief Financial Officer; and

  •
  David Sledge, Chief Operating Officer.

          This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2016 Summary Compensation Table

          The following table sets forth information concerning the compensation of our named executive officers for the fiscal years ended December 31, 2015 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option awards ($)		All Other Compensation ($)(2)	Total
Dale Redman	2016	250,000	750,000	1,144,896	(1)	10,800	2,155,696
Chief Executive Officer	2015	250,000	—	—		10,800	260,800
Jeffrey Smith	2016	250,000	500,000	709,876	(1)	10,800	1,470,676
Chief Financial Officer	2015	250,000	—	—		10,800	260,800
David Sledge	2016	250,000	500,000	527,362	(1)	10,800	1,288,162
Chief Operating Officer	2015	250,000	—	—		10,800	260,800

(1)
All option awards granted to any named executive officer have been valued based on the fair value of the option awards computed in accordance with FASB ASC 718, and do not represent amounts realized by the named executive officers. We provide information regarding the assumptions used to calculate the value of all option awards granted in 2016 in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)
This column shows the amounts that Messrs. Redman, Smith and Sledge each received in 2015 and 2016 pursuant to our Vehicle Allowance Program.

NARRATIVE TO SUMMARY COMPENSATION TABLE

2016 Salaries

          The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Each named executive officer's initial base salary was provided in his employment agreement. There were no changes in the base salaries of any of the named executive officers in 2016.

2016 Bonuses

          Each of the named executive officers received a discretionary bonus payment in 2016, determined by our board of directors. In determining bonus amounts, our board of directors considered our performance during the fiscal year, including the private placement round that was closed prior to the end of 2016, as well as the fact that no bonuses were paid with respect to fiscal year 2015.

Equity Compensation

          We maintain an equity incentive plan, the 2013 Stock Option Plan, which provides certain of our employees, including the named executive officers, the opportunity to participate in the equity appreciation of our business through the receipt of options to purchase shares of our common stock. On June 14, 2013, we granted stock options to purchase 482,657 shares of our common stock to each of our named executive officers. Each such stock option has a $5.73 per share exercise price. Such stock options are scheduled to vest in equal annual installments over four years from the date of the grant. The vesting of the stock options is subject to acceleration upon a change of control of the Company if the participant remains employed by the Company. A change of control does not include an initial public offering, and therefore a change of control will not occur in connection with this offering.

          In addition, we granted Mr. Redman 256,783 restricted stock units on September 30, 2013 pursuant to a stand-alone restricted stock unit agreement, which restricted stock units are not subject to the 2013 Stock Option Plan or any equity plan. Each restricted stock unit represents the right to receive one share of common stock of the Company, upon vesting. The restricted stock units will only vest upon a change of control of the Company, whether or not Mr. Redman is an employee, consultant or director on such vesting date. As defined in the agreement, a change of control does not include an initial public offering, and therefore a change of control will not occur in connection with this offering.

          We did not grant any additional stock options in 2014 or 2015, but on July 19, 2016, we granted additional stock options to our named executive officers pursuant to the 2013 Stock Option Plan. These 2016 options were primarily granted in order to prevent the equity ownership of the named executive officers (and the other employees who received options in 2016) from being diluted as a result of Energy Capital Partners' equity contribution to the Company on June 8, 2016. The options were also granted to reward the named executive officers' past contributions to the company and expected future contributions. This 2016 grant included options to purchase 345,890 shares of our common stock granted to Mr. Redman, options to purchase 214,463 shares of our common stock granted to Mr. Smith and options to purchase 159,324 shares of our common stock granted to Mr. Sledge. All of these 2016 options have a $3.26 per share exercise price. Such stock options are scheduled to vest in equal five equal semi-annual installments starting on December 31, 2016. The vesting of the stock options is subject to acceleration upon a change of control of the Company if the participant remains employed by the Company, but a change of control does not include a public offering and so will not occur in connection with this offering.

          Prior to the effective date of this offering, we intend to adopt a 2017 Incentive Award Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2017 Incentive Award Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our current shareholders. For additional information about the 2017 Incentive Award Plan, please see the section titled "Equity Incentive Plans" below.

Other Elements of Compensation

  Retirement Plans

          We currently maintain a 401(k) retirement savings plan for our employees who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees, but currently do not participate in the 401(k) plan. The Internal Revenue Code, or the Code, allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions and we may make certain discretionary profit sharing contributions. Both the matching contributions and the profit sharing contributions vest in equal installments over five years of service, with full vesting on retirement, death or disability. We believe that offering a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions and profit sharing contributions that vest over time, adds to the overall desirability of our executive compensation package and further incentivizes our employees in accordance with our compensation policies. We do not maintain any defined benefit pension plans or deferred compensation plans.

  Employee Benefits and Perquisites

          Health/Welfare Plans.    All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

  •
  medical, dental and vision benefits;

  •
  medical and dependent care flexible spending accounts;

  •
  short-term and long-term disability insurance; and

  •
  life insurance.

          Vehicle Allowance Program.    In addition, our named executive officers each participate in a vehicle allowance program.

          We believe the benefits and perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

  No Tax Gross-Ups

          We do not make gross-up payments to cover our named executive officers' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

  Employment Agreements

          The Company entered into employment agreements with Messrs. Redman, Smith and Sledge, each dated April 17, 2013 providing for their respective positions as Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, and initial annual base salaries of $250,000 for each such executive officer. The employment agreements provide for an initial two-year term and automatically renew for successive one-year term unless either party gives notice of non-extension to the other no later than 90 days prior to the expiration of the then-applicable term.

          The employment agreements provide that each executive will be eligible to receive an annual cash bonus in an amount up to 50% of the executive's annual base salary, based upon individual and Company annual performance targets established by the Board in its sole discretion. The employment agreements also provided for the executives' initial stock option grants.

          Pursuant to the employment agreements, upon termination of employment by the Company without Cause or by the executive for Good Reason, each executive will receive the sum of his then current annual base salary and his annual bonus for the immediately preceding calendar year, payable over the year following termination, as well as subsidized COBRA premiums for such period. Each executive will be required to execute a release of claims in favor of the Company in order to receive his severance benefits.

          "Cause" is defined in the employment agreements as (i) the executive's willful failure to substantially perform his duties, (ii) the executive's willful failure to carry out, or comply with, in any material respect any lawful directive of the Board, (iii) the executive's commission at any time of any act or omission that results in, or may reasonably be expected to result in, a conviction, a plea of no contest, plea of nolo contendere or imposition of unadjudicated probation for any felony or crime involving moral turpitude; (iv) the executive's unlawful use (including being under the influence) or possession of illegal drugs on the Company's premises or while performing the executive's duties and responsibilities; (v) the executive's commission at any time of any act of fraud, embezzlement, misappropriation, misconduct, conversion of assets of the Company or breach of fiduciary duty against the Company or (vi) the executive's material breach of the employment agreement or any other agreement with the Company, subject to certain procedural requirements.

          "Good Reason" is defined in the employment agreements as (i) a material diminution in the executive's authority, duties or responsibilities, (ii) a material diminution in base compensation or (iii) any other action or inaction that constitutes a material breach of the employment agreement by the Company, in each case subject to certain procedural requirements.

          The agreements contain noncompetition covenants that apply through one year following termination of employment and nonsolicitation covenants that apply through three years following termination of employment.

  Outstanding Equity Awards at Fiscal Year-End

          The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2016.

	Option Awards					Stock Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Dale Redman	361,993	(1)	120,664	5.73	6/14/2023	—		—
	—		—	—	—	256,783	(3)	3,723,354
	69,178	(2)	276,712	3.26	7/19/2026	—		—
Jeffrey Smith	361,993	(1)	120,664	5.73	6/14/2023	—		—
	42,893	(2)	171,570	3.26	7/19/2026	—		—
David Sledge	361,993	(1)	120,664	5.73	6/14/2023	—		—
	31,865	(2)	127,459	3.26	7/19/2026	—		—

(1)
On June 14, 2013, Messrs. Redman, Smith and Sledge were each granted 482,657 options to purchase our common stock that vest in equal annual installments on June 14, 2014, June 14, 2015, June 14, 2016 and June 14, 2017.

(2)
On July 19, 2016, Mr. Redman was granted 345,890 options to purchase our common stock, Mr. Smith was granted 214,463 options to purchase our common stock, and Mr. Sledge was granted 159,324 options to purchase our common stock. These grants vest in equal installments on December 31, 2016, June 30, 2017, December 31, 2017, June 30, 2018, and December 30, 2018.

(3)
On September 30, 2013, Mr. Redman was granted 256,783 restricted stock units that will vest only upon a change of control of the Company.

(4)
The amount reported above under the heading "Market Value of Shares or Units of Stock That Have Not Vested" reflects the fair market value of shares of our common stock as of December 31, 2016.

 Director Compensation

          Only one of our directors, Spencer Armour, received compensation for his director service for the fiscal year ended December 31, 2016.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		Total ($)
Spencer Armour	220,000	527,362	(2)	639,396

(1)
All option awards granted to our non-employee director have been valued based on the fair value of the option awards computed in accordance with FASB ASC 718, and do not represent amounts realized by the non-employee director. We provide information regarding the assumptions used to calculate the value of all option awards granted in 2016 in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)
On July 19, 2016, Mr. Armour was granted 159,324 options to purchase our common stock. This grant vests in equal installments on December 31, 2016, June 30, 2017, December 31, 2017, June 30, 2018, and December 30, 2018. These options have a $3.26 exercise price. The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2016 by Mr. Armour. Mr. Armour did not hold any stock awards as of such date and no other directors held any equity awards as of such date. These options have a $3.26 per share exercise price.

Name	Options Outstanding at Fiscal Year End	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable
Spencer Armour	641,981	393,858	248,123

Narrative to Director Compensation Table

2016 Fees Earned

          Mr. Armour was paid $120,000 in director fees in 2016 to compensate him for his attendance at and contributions to our quarterly board meetings, as well as for counseling us and Energy Capital Partners on various strategic matters with respect to the Company during the year, including capital raising and capital expenditure decisions. Additionally, Mr. Armour earned a $100,000 bonus for the year 2016. Similar to the bonuses of the named executive officers, Mr. Armour's bonus was discretionary and determined by our board of directors. In determining bonus amounts, our board of directors considered our performance during the fiscal year, including the private placement round that was closed prior to the end of 2016, as well as the fact that no bonuses were paid with respect to fiscal year 2015. Considering both his director fees and his 2016 bonus, Mr. Armour earned a total of $220,000 for his services as a non-employee director for the Company.

Equity Compensation

          Pursuant to the 2013 Stock Option Plan, on June 14, 2013, we granted stock options to purchase 482,657 shares of our common stock to Mr. Armour in his role as a director of the Company. These 2013 options have a $5.73 per share exercise price. Such stock options are scheduled to vest in equal annual installments over four years from the date of the grant. The vesting of the stock options is subject to acceleration upon a change of control of the Company if Mr. Armour remains in the service of the Company. A change of control does not include a public offering, and therefore a change of control will not occur in connection with this offering.

          On July 19, 2016, we granted additional stock options to Mr. Armour in his role as a director of the Company pursuant to the 2013 Stock Option Plan. Like the options granted on such date to our named executive officers, these 2016 options were primarily granted in order to prevent Mr. Armour's equity ownership from being diluted as a result of Energy Capital Partners' equity contribution to the Company on June 8, 2016. Pursuant to this 2016 grant, Mr. Armour received options to purchase 159,324 shares of our common stock. These 2016 options have a $3.26 per share exercise price. Such stock options are scheduled to vest in equal five equal semi-annual installments starting on December 31, 2016. The vesting of the stock options is subject to acceleration upon a change of control of the Company if Mr. Armour remains in the service of the Company. A change of control does not include a public offering, and therefore a change of control will not occur in connection with this offering.

Equity Incentive Plans

2013 Stock Option Plan

          We maintain the 2013 Stock Option Plan, as described above. On and after the closing of this offering and following the effectiveness of the 2017 Incentive Award Plan (as described below), no further grants will be made under the 2013 Stock Option Plan.

2017 Incentive Award Plan

          Prior to the effective date of this offering, we intend to adopt the 2017 Incentive Award Plan, or the Plan, subject to approval by our current shareholders, under which we may grant cash and equity incentive awards to eligible employees, consultants and directors in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

          Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the Plan. The Plan will be administered by our Board with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

          Limitation on Awards and Shares Available.    An aggregate of             shares of our common stock will be available for issuance under awards granted pursuant to the Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the Plan is forfeited, expires, is converted to shares of another entity in connection with a spin-off or other similar event or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration, conversion or cash settlement, be used again for new grants under the Plan. However, the following shares may not be used again for grant under the Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

          Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any participant pursuant to the Plan during any calendar year will be             and the maximum amount that may be paid under a cash award pursuant to the Plan to any one participant during any calendar year period will be             ; provided that these limitations will not apply until Section 162(m) applies to certain awards under the Plan (as described below). Further, the sum of the grant date fair value of equity-based awards and the amount of any cash compensation granted to a non-employee director during any calendar year will be $             .

          Awards.    The Plan will provide for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARS, restricted stock, restricted stock units, or RSUs, other stock or cash based awards and dividend equivalents. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

  •
  Stock Options.  Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

  •
  SARs.  SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

  •
  Restricted Stock and RSUs.  Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

  •
  Other Stock or Cash Based Awards.  Other stock or cash awards are cash payments, cash bonus awards, stock payments, stock bonus awards or incentive awards paid in cash, shares of our common stock or a combination of both, and may include deferred stock, deferred stock units, retainers, committee fees and meeting based fees.

  •
  Dividend Equivalents.  Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the Plan unless and until such awards have vested.

          The plan administrator will determine whether any awards are intended to constitute "qualified performance-based compensation," or QPBC, within the meaning of Section 162(m) of the Code, in which case (unless the award is a stock option or SAR) the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

          Section 162(m) of the Code imposes a $1 million cap on the compensation deduction that a public company may take in respect of compensation paid to its "covered employees" (which, for emerging growth companies and smaller reporting companies, consists of the Chief Executive Officer and the next two most highly compensated employees, and for all other public companies, includes the Chief Executive Officer and the next three most highly compensated employees other than the Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the Plan until the earliest to occur of (1) our annual shareholders' meeting at which members of our Board are to be elected in 2021; (2) a material modification of the Plan; (3) an exhaustion of the share supply under the Plan; or (4) the expiration of the Plan. However, QPBC performance criteria may be used with respect to awards that are not intended to constitute QPBC. In addition, the Company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

          In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to shareholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other awards: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on shareholders' equity; (x) total shareholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value; (xxiii) productivity; (xxiv) operating efficiency; (xxv) economic value-added; (xxvi) cash flow return on capital; (xxvii) return on net assets; (xxviii) funds from operations; (xxix) funds available for distributions; (xxx) market penetration and geographic business expansion; (xxxi) customer satisfaction/growth; (xxxii) recruitment and retention of personnel; (xxxiii) human resources management; (xxxiv) supervision of litigation and other legal matters; (xxxv) strategic partnerships and transactions; (xxxvi) financial ratios (including those measuring liquidity, activity, profitability or leverage); (xxxvii) financing and other capital raising transactions; (xxxviii) year-end cash; (xxxix) acquisition activity and marketing initiatives; and (xl) safety metrics, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

          The Plan also permits the plan administrator, in its sole discretion, to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards. Such adjustments may include, but are not limited to, one or more of the following: (i) items related to a change in Applicable Accounting Standards; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the sale or disposition of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under Applicable Accounting Standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or infrequent corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; (xix) items attributable to expenses incurred in connection with a reduction in force or early retirement initiative; (xx) items relating to foreign exchange or currency transactions and/or fluctuations; or (xxi) items relating to any other unusual or nonrecurring events or changes in Applicable Law, Applicable Accounting Standards or business conditions. For all Awards intended to qualify as Performance-Based Compensation, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

          Certain Transactions.    The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our shareholders known as "equity restructurings," the plan administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of our company (as defined in the Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

          Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a "market sell order" or such other consideration as it deems suitable.

          Plan Amendment and Termination.    Our Board may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, shareholder approval will be required for any amendment that increases the number of shares available under the Plan, "reprices" any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Plan after the tenth anniversary of the date on which our Board adopts the Plan.

Executive Bonus Plan

          Executive Bonus Plan.    We intend to adopt a Senior Executive Incentive Bonus Plan, or the Executive Bonus Plan. The Executive Bonus Plan will be designed to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of us and our shareholders and to enable us to attract and retain highly qualified executives. The principal anticipated features of the Executive Bonus Plan are summarized below.

          The Executive Bonus Plan is an incentive bonus plan under which certain key executives, including our named executive officers, will be eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses will generally be payable under the Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Executive Bonus Plan based upon such other terms and conditions as the compensation committee may in its discretion determine.

          The performance goals under the Executive Bonus Plan will relate to one or more financial, operational or other metrics with respect to individual or company performance with respect to us or any of our subsidiaries, including, but not limited to, the following possible performance goals: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on shareholders' equity; (x) total shareholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects;

(xxi) market share; (xxii) economic value; (xxiii) productivity; (xxiv) operating efficiency; (xxv) economic value-added; (xxvi) cash flow return on capital; (xxvii) return on net assets; (xxviii) funds from operations; (xxix) funds available for distributions; (xxx) market penetration and geographic business expansion; (xxxi) customer satisfaction/growth; (xxxii) recruitment and retention of personnel; (xxxiii) human resources management; (xxxiv) supervision of litigation and other legal matters; (xxxv) strategic partnerships and transactions; (xxxvi) financial ratios (including those measuring liquidity, activity, profitability or leverage); (xxxvii) financing and other capital raising transactions; (xxxviii) year-end cash; (xxxix) acquisition activity and marketing initiatives; and (xl) safety metrics, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

          The Executive Bonus Plan also permits the plan administrator, in its sole discretion, to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals. Such adjustments may include, but are not limited to, one or more of the following: (i) items related to a change in Applicable Accounting Standards; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the sale or disposition of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under Applicable Accounting Standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or infrequent corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; (xix) items attributable to expenses incurred in connection with a reduction in force or early retirement initiative; (xx) items relating to foreign exchange or currency transactions and/or fluctuations; or (xxi) items relating to any other unusual or nonrecurring events or changes in Applicable Law, Applicable Accounting Standards or business conditions. For all Awards intended to qualify as Performance-Based Compensation, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

          The Executive Bonus Plan will be administered by the compensation committee. The compensation committee will select the participants in the Executive Bonus Plan and any performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant's annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. The Executive Bonus Plan provides that we may amend or terminate the Executive Bonus Plan at any time in our sole discretion. Any amendments to the Executive Bonus Plan will require shareholder approval only to the extent required by applicable law, rule or regulation. The Executive Bonus Plan will expire on the earlier of:

  •
  the material modification of the Executive Bonus Plan; and

  •
  the first shareholders meeting at which members of our Board are elected during 2021.

PRINCIPAL AND SELLING SHAREHOLDERS

          The following table sets forth the beneficial ownership of our common stock that, upon the consummation of this offering, will be owned by:

  •
  each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

  •
  each of our directors;

  •
  our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  the selling shareholders.

          The underwriters have an option to purchase a maximum of             additional shares.

          The amounts and percentage of shares of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

          The following table does not include any shares of common stock that directors, director nominees and named executive officers may purchase in this offering through the directed share program described under "Underwriting."

				Number of Shares of Common Stock Offered if the Underwriters' Option to	Number of Shares of Common Stock Offered if the Underwriters' Option to Purchase	Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters' Option to Purchase Additional Shares)			Shares Beneficially Owned After this Offering (Assuming the Underwriters' Option to Purchase Additional Shares is Exercised in Full)

Name of Beneficial Owner(1)	Shares Beneficially Owned Before this Offering			Purchase Additional Shares	Additional Shares is Exercised

	Number	Percentage		is not Exercised	in Full	Number	Percentage		Number	Percentage

Energy Capital Partners(2)	33,331,494	91.2%						%			%
Regiment Capital Special Situations Fund III, LP	2,171,958	5.9						%			%
Directors/Named Executive Officers
Dale Redman(3)	989,977	2.2%						%			%
David Sledge(3)	361,993	*	%					%			%
Jeffrey Smith(3)	547,593	*	%					%			%
Spencer D. Armour, III	393,858		%					%			%
Schuyler E. Coppedge			%					%			%
Stephen Herman			%					%			%
Matthew H. Himler			%					%			%
Peter Labbat			%					%			%
All Directors and Executive Officers as a group ( persons)(3)	1,899,563	4.0%						%			%
Other Selling Shareholders

*
Less than 1%.

(1)
Unless otherwise indicated, the address for each beneficial owners in this table is c/o ProPetro Holding Corp., 1706 S. Midkiff, Bldg. B, Midland, Texas 79701.

(2)
Includes (i) 499,173 shares held by Energy Capital Partners II, LP ("ECP II"), (ii) 16,259,930 shares held by Energy Capital Partners II-A, LP ("II-A"), (iii) 3,404,733 shares held by Energy Capital Partners II-B, LP ("II-B"), (iv) 5,980,733 shares held by Energy Capital Partners II-C (Direct IP), LP ("II-C"), (v) 4,007,413 shares held by Energy Capital Partners II-D, LP ("II-D"), and (vi) 3,179,512 shares held by Energy Capital Partners II (Midland Co-Invest), LP ("ECP Co-Invest"). Each of ECP II, II-A, II-B, II-C and II-D is managed by its general partner, Energy Capital Partners GP II, LP. Energy Capital Partners GP II, LP is managed by its general partner, Energy Capital Partners II, LLC ("Energy Capital Partners"). As a result, each of Energy Capital Partners GP II, LP and Energy Capital Partners may be deemed to share beneficial ownership of the shares held by ECP II, ECP II-A, ECP II-B, ECP II-D. ECP Co-Invest is managed by its general partner, Energy Capital Partners GP II Co-Investment (Midland), LLC, which is managed by its sole member, Energy Capital Partners. Douglas W. Kimmelman, Peter Labbat, Thomas K. Lane, Tyler Reeder and Andrew D. Singer are the managing members of Energy Capital Partners and have the power to direct the voting and disposition of the shares beneficially owned by Energy Capital Partners. Each managing member disclaims beneficial ownership of such shares. The address for Energy Capital Partners and each of the other persons and entities in this footnote is 51 John F. Kennedy Parkway, Suite 200, Short Hills, New Jersey 07078.

(3)
Includes, for each executive officer, 361,993 shares of common stock that are issuable pursuant to options that are currently exercisable or exercisable within 60 days.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Review, Approval and Ratification of Related Person Transactions

          Our board of directors will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that the board of directors or its authorized committee will review on at least a quarterly basis all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In connection with this offering, we will establish an audit committee consisting solely of independent directors whose functions will be set forth in the audit committee charter. We anticipate that one of the audit committee's functions will be to review and approve all relationships and transactions in which we and our directors, director nominees and executive officers and their immediate family members, as well as holders of more than 5% of any class of our voting securities and their immediate family members, have a direct or indirect material interest. We anticipate that such policy will be a written policy included as part the audit committee charter that will be implemented by the audit committee and in the Code of Business Conduct and Ethics that our board of directors will adopt prior to the completion of this offering.

          The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the board of directors or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director's independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

          The code of business conduct and ethics described above will be adopted in connection with the completion of this offering and, therefore, the transactions described below were not reviewed under such policy.

Registration Rights Agreements

          We have entered into a registration rights agreement with certain shareholders, including the selling shareholders. Pursuant to the registration rights agreement, we are required to cause a shelf registration statement to be filed as soon as permitted by the applicable securities laws. Also pursuant to the registration rights agreement, certain shareholders have the right to demand we undertake an underwritten offering of such shareholders' shares of our common stock at any time after the first anniversary of the consummation of this offering, in addition to certain "piggyback" rights when we undertake an underwritten offering of shares of our common stock. We have also entered into a registration rights agreement with the holders of our Series A Preferred Shares. Please read "Shares Eligible for Future Sale."

Shareholders' Agreement

          We have entered into a shareholders' agreement with certain of our shareholders pursuant to which certain shareholders are entitled to nominate directors to our board of directors, in addition to other transfer restrictions and pre-emptive rights with respect to our shares. This shareholders' agreement will terminate upon the consummation of this offering.

          In connection with the consummation of this offering, we expect our existing shareholders to enter into a new shareholders' agreement.

Indemnification Agreements

          Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by law. In addition, we intend to enter into separate indemnification agreements with our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our bylaws.

  Payments to Executive Officers

          For the year ended 2015 and the nine months ended September 30, 2016, we paid Dale Redman, our Chief Executive Officer, $164,000 and $119,879, respectively, for reimbursement of costs incurred through use of his aircraft.

          We rent certain flowback equipment from PD Properties, an entity jointly owned by Dale Redman. For the year ended 2015 and the nine months ended September 30, 2016, we paid $192,000 and $144,000, respectively.

          We lease our corporate headquarters from South Midkiff Partners LLC, a entity owned jointly by Dale Redman, David Sledge, Spencer Armour and Jeff Smith pursuant to a five-year lease agreement with a five-year extension option requiring a base rent of $72,000 per year. In addition, we lease five properties adjacent to our corporate office from South Midkiff Partners LLC with annual base rents of $30,000, $30,000, $90,000, $90,000, and $180,000.

 DESCRIPTION OF CAPITAL STOCK

          We are currently organized as a Texas corporation. In connection with the completion of this offering, we intend to change the jurisdiction of our incorporation to the State of Delaware.

          The following description of the anticipated certification of incorporation and bylaws of ProPetro Holding Corp. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our anticipated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

          Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholder, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, are not entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

          Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.001 per share, covering up to an aggregate of 30,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Series A Preferred Stock

          In connection with the consummation of this offering, all 11,724,134 shares of outstanding Series A Preferred Stock will be automatically converted into shares of common stock at the applicable conversion price described in "Recent Events — Convertible Preferred Private Placement."

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

          Some provisions of Delaware law, our certificate of incorporation and our bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

          These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

          Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on                                        , from engaging in any business combination (as defined in Section 203) with any interested stockholder (as defined in Section 203) for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors before the date the interested shareholder attained that status;

  •
  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

          A corporation may elect not to be subject to Section 203 of the DGCL. We have elected to not be subject to the provisions of Section 203 of the DGCL.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is                          .

Listing

          We intend to apply to list of our common stock on                                        under the symbol "PUMP."

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

          Upon completion of this offering, we will have outstanding an aggregate of                  shares of common stock, including shares of common stock issued upon the automatic conversion of the Series A Preferred Shares upon the consummation of this offering. Of these shares, all of the                  shares of common stock to be sold in this offering (or                  shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

          As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

          We, all of our directors and executive officers and holders of substantially all of our outstanding common stock will agree not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of       days from the date of this prospectus, subject to certain exceptions. For a description of these lock-up provisions, please see the section entitled "Underwriting."

Rule 144

          In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

          A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through         during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

          In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

          We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our 2013 Stock Option Plan and our 2017 Incentive Award Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights Agreement

          We have entered into a registration rights agreement with certain shareholders, including the selling shareholders. Pursuant to the registration rights agreement, we are required to cause a shelf registration statement to be filed as soon as permitted by the applicable securities laws. Also pursuant to the registration rights agreement, certain shareholders have the right to demand we undertake an underwritten offering of such shareholders' shares of our common stock at any time after the first anniversary of the consummation of this offering, in addition to certain "piggyback" rights when we undertake an underwritten offering of shares of our common stock.

Preferred Shareholder Registration Rights Agreement

          In connection with the recent sale of Series A Preferred Stock, we have entered into a registration rights agreement with the holders of Series A Preferred Stock. The Series A Preferred Stock will automatically convert in common stock upon the consummation of this offering. Pursuant to this registration rights agreement, we are required to use commercially reasonable efforts to cause a shelf registration statement for the converted common stock to become effective no later than 180 days following the consummation of this offering. Also pursuant to this registration rights agreement, each holder of converted Series A Preferred Stock has the right to demand we undertake an underwritten offering of such shareholders' shares of our common stock at any time after the six-month anniversary of the consummation of this offering, in addition to certain "piggyback" rights when we undertake an underwritten offering of shares of our common stock.

Shareholders' Agreement

          We have entered into a shareholders' agreement with certain of our shareholders pursuant to which certain shareholders are entitled to nominate directors to our board of directors, in addition to other transfer restrictions and pre-emptive rights with respect to our shares. This shareholders' agreement will terminate upon the consummation of this offering.

          In connection with the consummation of this offering, we expect our existing shareholders to enter into a new shareholders' agreement.

Indemnification Agreements

          Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by law. In addition, we intend to enter into separate indemnification agreements with our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated bylaws.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

          The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder ("Treasury Regulations"), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

          This discussion is limited to Non-U.S. Holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  real estate investment trusts or regulated investment companies;

  •
  brokers, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code;

  •
  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

  •
  "qualified foreign pension funds" (within the meaning of Section 897(1)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds); and

  •
  tax-qualified retirement plans.

          If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

          THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

          For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

          As described in the section entitled "Dividend Policy" we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

          Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

          If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

          Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

          A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a United States real property interest ("USRPI") by reason of our status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

          Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

          A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

          With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period. If we were to become a USRPHC and our common stock were not considered to be "regularly traded" on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. holder occurs, such Non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

          Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

          Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

          Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

          Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

          Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

          Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

          The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and                are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional             shares from the company and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

	Per Share		Total

	Without Option Exercise	With Option Exercise	Without Option Exercise	With Option Exercise
Underwriting Discounts and Commissions paid by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$

          The expenses of this offering that have been paid or are payable by us are estimated to be approximately $1.8 million (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $             .

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          The company and its officers, directors, and holders of substantially all of the company's common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date

180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          An application has been made to list our common stock on             under the symbol "PUMP." In order to meet one of the requirements for listing the common stock on                       , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                      , in the over-the-counter market or otherwise.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relative Member State") an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

  •
  To any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

  •
  In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer to public" in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

          This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

          In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

          The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

          The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32")

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Directed Share Program

          At our request, the underwriters have reserved for sale at the initial public offering price up to           of the shares offered hereby (approximately         %) for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of        days after the date of this prospectus.

          The company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

 LEGAL MATTERS

          The validity of the shares of common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

 EXPERTS

          The consolidated financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 relating to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the shares of common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

          The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website. After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC's website as provided above. Following the completion of this offering, our website will be located at www.                          .com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

          We intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "may," "could," "plan," "project," "budget," "predict," "pursue," "target," "seek," "objective," "believe," "expect," "anticipate," "intend," "estimate," and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded corporation and our capital programs.

          A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

  •
  the level of production of crude oil, natural gas and other hydrocarbons and the resultant market prices of crude oil, natural gas, natural gas liquids and other hydrocarbons;

  •
  changes in general economic and geopolitical conditions;

  •
  competitive conditions in our industry;

  •
  changes in the long-term supply of and demand for oil and natural gas;

  •
  actions taken by our customers, competitors and third-party operators;

  •
  changes in the availability and cost of capital;

  •
  our ability to successfully implement our business plan;

  •
  large or multiple customer defaults, including defaults resulting from actual or potential insolvencies;

  •
  the price and availability of debt and equity financing (including changes in interest rates);

  •
  our ability to complete growth projects on time and on budget;

  •
  changes in our tax status;

  •
  technological changes;

  •
  operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

  •
  the effects of existing and future laws and governmental regulations (or the interpretation thereof);

  •
  the effects of future litigation; and

  •
  other factors discussed in this prospectus.

          You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under "Risk Factors," which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

GLOSSARY OF OIL AND NATURAL GAS TERMS

          Acidizing.    The pumping of acid into the wellbore to remove near-well formation damage and other damaging substances. This procedure commonly enhances production by increasing the effective well radius. When performed at pressures above the pressure required to fracture the formation, the procedure is often referred to as acid fracturing.

          Air drilling.    A drilling technique whereby gases (typically compressed air or nitrogen) are used to cool the drill bit and lift cuttings out of the wellbore, instead of the more conventional use of liquids. The advantages of air drilling are that it is usually much faster than drilling with liquids and it may eliminate lost circulation problems. The disadvantages are the inability to control the influx of formation fluid into the wellbore and the destabilization of the borehole wall in the absence of the wellbore pressure typically provided by liquids

          Blowout.    An uncontrolled flow of reservoir fluids into the wellbore, and sometimes catastrophically to the surface. A blowout may consist of salt water, oil, natural gas or a mixture of these. Blowouts can occur in all types of exploration and production operations, not just during drilling operations. If reservoir fluids flow into another formation and do not flow to the surface, the result is called an underground blowout. If the well experiencing a blowout has significant open-hole intervals, it is possible that the well will bridge over (or seal itself with rock fragments from collapsing formations) down-hole and intervention efforts will be averted.

          Cementing.    To use pressure pumping equipment to deliver a slurry of liquid cement that is pumped down a well between the casing and the borehole. Cementing provides isolation between fluid zones behind the casing to minimize potential damage to hydrocarbon bearing formations or the freshwater aquifers, and provides structural integrity for the casing by securing it to the earth.

          Coiled tubing.    A long, continuous length of pipe wound on a spool. The pipe is straightened prior to pushing into a wellbore and rewound to coil the pipe back onto the transport and storage spool. Depending on the pipe diameter (1 in. to 4 1/2 in.) and the spool size, coiled tubing can range from 2,000 ft. to 15,000 ft. (610 m to 4,570 m) or greater length.

          Completion.    A generic term used to describe the assembly of down-hole tubulars and equipment required to enable safe and efficient production from an oil or gas well. The point at which the completion process begins may depend on the type and design of the well.

          Downhole.    Pertaining to or in the wellbore (as opposed to being on the surface).

          Downhole motor.    A drilling motor located in the drill string above the drilling bit powered by the flow of drilling mud. Down-hole motors are used to increase the speed and efficiency of the drill bit or can be used to steer the bit in directional drilling operations. Drilling motors have become very popular because of horizontal and directional drilling applications and the increase of day rates for drilling rigs.

          Drilling rig.    The machine used to drill a wellbore.

          Flowback.    The process of allowing fluids to flow from the well following a treatment, either in preparation for a subsequent phase of treatment or in preparation for cleanup and returning the well to production.

          Frac sand.    A proppant used in the completion and re-completion of unconventional oil and natural gas wells to stimulate and maintain oil and natural gas production through the process of hydraulic fracturing.

          Frac stage.    A specified portion of the section of the wellbore that is being stimulated through hydraulic fracturing techniques. The average number of frac stages per horizontal well has increased dramatically as hydraulic fracturing has become standard industry practice and as the lateral lengths of horizontal wells has increased.

          Horizontal drilling.    A subset of the more general term "directional drilling," used where the departure of the wellbore from vertical exceeds about 80 degrees. Note that some horizontal wells are designed such that after reaching true 90-degree horizontal, the wellbore may actually start drilling upward. In such cases, the angle past 90 degrees is continued, as in 95 degrees, rather than reporting it as deviation from vertical, which would then be 85 degrees. Because a horizontal well typically penetrates a greater length of the reservoir, it can offer significant production improvement over a vertical well.

          Hydraulic fracturing.    A stimulation treatment routinely performed on oil and gas wells in low permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing a vertical fracture to open. The wings of the fracture extend away from the wellbore in opposing directions according to the natural stresses within the formation. Proppant, such as grains of sand of a particular size, is mixed with the treatment fluid to keep the fracture open when the treatment is complete. Hydraulic fracturing creates high-conductivity communication with a large area of formation and bypasses any damage that may exist in the near-wellbore area.

          Hydrocarbon.    A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.

          Natural gas liquids.    Components of natural gas that are liquid at surface in field facilities or in gas-processing plants. Natural gas liquids can be classified according to their vapor pressures as low (condensate), intermediate (natural gasoline) and high (liquefied petroleum gas) vapor pressure.

          Plugging.    The process of permanently closing oil and gas wells no longer capable of producing in economic quantities. Plugging work can be performed with a well servicing rig along with wireline and cementing equipment; however, this service is typically provided by companies that specialize in plugging work.

          Pressure pumping.    Services that include the pumping of liquids under pressure.

          Producing formation.    An underground rock formation from which oil, natural gas or water is produced. Any porous rock will contain fluids of some sort, and all rocks at considerable distance below the Earth's surface will initially be under pressure, often related to the hydrostatic column of ground waters above the reservoir. To produce, rocks must also have permeability, or the capacity to permit fluids to flow through them.

          Proppant.    Sized particles mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment. In addition to naturally occurring sand grains, man-made or specially engineered proppants, such as resin-coated sand or high-strength ceramic materials like sintered bauxite, may also be used. Proppant materials are carefully sorted for size and sphericity to provide an efficient conduit for production of fluid from the reservoir to the wellbore.

          Shale.    A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.

          Stimulation.    A treatment performed to restore or enhance the productivity of a well. Stimulation treatments fall into two main groups, hydraulic fracturing treatments and matrix treatments. Fracturing treatments are performed above the fracture pressure of the reservoir formation and create a highly conductive flow path between the reservoir and the wellbore. Matrix treatments are performed below the reservoir fracture pressure and generally are designed to restore the natural permeability of the reservoir following damage to the near-wellbore area. Stimulation in shale gas reservoirs typically takes the form of hydraulic fracturing treatments.

          Unconventional resource.    An umbrella term for oil and natural gas that is produced by means that do not meet the criteria for conventional production. What has qualified as "unconventional" at any particular time is a complex function of resource characteristics, the available exploration and production technologies, the economic environment, and the scale, frequency and duration of production from the resource. Perceptions of these factors inevitably change over time and often differ among users of the term. At present, the term is used in reference to oil and gas resources whose porosity, permeability, fluid trapping mechanism, or other characteristics differ from conventional sandstone and carbonate reservoirs. Coalbed methane, gas hydrates, shale gas, fractured reservoirs and tight gas sands are considered unconventional resources.

          Utilization.    The percentage of our fleet in use by our customers at the applicable time or for the applicable period of determination.

          Wellbore.    The physical conduit from surface into the hydrocarbon reservoir.

          Workover.    The process of performing major maintenance or remedial treatments on an oil or gas well. In many cases, workover implies the removal and replacement of the production tubing string after the well has been killed and a workover rig has been placed on location. Through-tubing workover operations, using coiled tubing, snubbing or slickline equipment, are routinely conducted to complete treatments or well service activities that avoid a full workover where the tubing is removed. This operation saves considerable time and expense.

          Zipper frac.    A hydraulic fracturing process where hydraulic fracturing operations are carried out concurrently at two or more parallel horizontal wellbores. In this process, one well holds frac pressure, while the adjacent well is stimulated through hydraulic fracturing. Hydraulic fracturing is alternated between each well, so the fracturing stages are placed opposite each other, resembling the teeth of a zipper.

INDEX TO FINANCIAL STATEMENTS

ProPetro Holding Corp.

Historical Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ProPetro Holding Corp. and Subsidiary
Midland, Texas

          We have audited the accompanying consolidated balance sheet of ProPetro Holding Corp. and Subsidiary (the "Company") as of December 31, 2015, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Houston, Texas December 15, 2016 (January 20, 2017 as to the effects of the reverse stock split described in Note 1)

PROPETRO HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2015

2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$34,310,323
Accounts receivable — net of allowance for doubtful accounts of $845,681	90,290,905
Inventories	8,572,015
Prepaid expenses	4,488,180
Other current assets	803,828

Total current assets	138,465,251

PROPERTY AND EQUIPMENT — Net of accumulated depreciation	291,838,498

OTHER NONCURRENT ASSETS:
Goodwill	10,602,147
Intangible assets — net of amortization	877,027
Deferred revenue rebate — net of amortization	4,307,921
Other noncurrent assets	363,490

Total other noncurrent assets	16,150,585

TOTAL ASSETS	$446,454,334

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$87,365,143
Accrued liabilities	7,051,915
Current portion of long-term debt	16,295,302
Accrued interest payable	76,794

Total current liabilities	110,789,154
DEFERRED INCOME TAXES	29,120,052
LONG-TERM DEBT — Net of deferred loan costs	236,875,829
OTHER LONG-TERM LIABILITIES	98,068

Total liabilities	376,883,103

COMMITMENTS AND CONTINGENCIES (Note 17)
SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value — 200,000,000 shares authorized and 24,132,871 shares issued	24,133
Additional paid-in capital	223,309,211
Accumulated deficit	(153,762,113)

Total shareholders' equity	69,571,231

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$446,454,334

See notes to consolidated financial statements.

PROPETRO HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

2015
REVENUE — Total service revenue	$569,617,758

COSTS AND EXPENSES:
Cost of services (exclusive of depreciation and amortization)	483,337,584
General and administrative (inclusive of stock-based compensation)	27,369,740
Depreciation and amortization	50,133,993
Impairment expense	36,609,332
Loss on disposal of assets	21,267,985

Total costs and expenses	618,718,634

OPERATING LOSS	(49,100,876)

OTHER EXPENSE:
Interest expense	(21,641,454)
Other expense	(497,924)

Total other expense	(22,139,378)

LOSS BEFORE INCOME TAXES	(71,240,254)
INCOME TAX BENEFIT	(25,387,570)

NET LOSS	$(45,852,684)

NET LOSS PER COMMON SHARE:
Basic	$(1.90)

Diluted	$(1.90)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	24,132,871

Diluted	24,132,871

See notes to consolidated financial statements.

PROPETRO HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — January 1, 2015	$24,133	$222,070,387	$(107,909,429)	$114,185,091
Stock-based compensation cost	—	1,238,824	—	1,238,824
Net loss	—	—	(45,852,684)	(45,852,684)

BALANCE — December 31, 2015	$24,133	$223,309,211	$(153,762,113)	$69,571,231

See notes to consolidated financial statements.

PROPETRO HOLDING CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(45,852,684)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	50,133,993
Impairment expense	36,609,332
Deferred income tax benefit	(23,944,640)
Amortization of deferred revenue rebate	1,846,251
Amortization of deferred debt issuance costs	1,351,202
Stock-based compensation	1,238,824
Loss on disposal of assets	21,267,985
Loss on interest rate swap	260,168
Changes in operating assets and liabilities:
Accounts receivable	67,348,446
Other current assets	8,666
Inventories	(622,494)
Prepaid expenses	2,081,537
Accounts payable	(23,889,408)
Accrued liabilities	(6,294,956)
Accrued interest	(311,500)

Net cash provided by operating activities	81,230,722

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(62,855,418)
Proceeds from sale of assets	79,045

Net cash used in investing activities	(62,776,373)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	60,718,300
Repayments of borrowings	(73,781,755)
Proceeds from insurance financing	4,105,133
Repayments of insurance financing	(6,257,342)

Net cash used in financing activities	(15,215,664)

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,238,685
CASH AND CASH EQUIVALENTS — Beginning of year	31,071,638

CASH AND CASH EQUIVALENTS — End of year	$34,310,323

See notes to consolidated financial statements.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION AND HISTORY

          ProPetro Holding Corp. ("Holding"), a Texas corporation was formed on April 14, 2007, to serve as a holding company for its wholly owned subsidiary ProPetro Services, Inc. ("Services"), a Texas corporation. Services provides hydraulic fracturing, cementing, acidizing, coil tubing, permian drilling, surface drilling and flowback services to oil and gas producers, located primarily in Texas, Oklahoma, New Mexico, Utah, Colorado, and Wyoming.

          On March 4, 2013, a majority interest in the Company was purchased by Energy Capital Partners ("ECP"), an energy-focused private equity firm (see Note 18).

          Holding and Services are collectively referred to as the "Company" in the accompanying consolidated financial statements.

          On December 22, 2016, the Company amended and restated its certificate of formation in the state of Texas, approving a reverse stock split, such that each holder of common stock of the Company shall receive one share of common stock for every 170.4667 shares of previous common stock held. In conjunction, the Company amended the amount of authorized shares to 230,000,000, of which 200,000,000 are common and 30,000,000 are preferred.

          Accordingly, any information related to or dependent upon the share or option counts in the 2015 consolidated financial statements and Note 13, Net Loss per Share, Note 14, Stock-Based Compensation, and Note 18, Equity Capitalization have been updated to reflect the effect of the reverse stock split.

          On December 27, 2016, the Company completed a private placement offering of $170 million, issuing 11,724,134 shares of Series A convertible preferred stock. Costs associated with the offering were approximately $7 million, resulting in net proceeds to the Company of $163 million.

2. SIGNIFICANT ACCOUNTING POLICIES

          A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements are as follows:

          Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Holding and its wholly owned subsidiary, Services. All intercompany accounts and transactions have been eliminated in consolidation.

          Basis of Presentation — The accompanying consolidated financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities Exchange Commission (SEC) and in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

          Use of Estimates — Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for doubtful accounts, depreciation of property and equipment, estimates of fair value of property and equipment, estimates related to fair value of reporting units for purposes of assessing goodwill, estimates related to deferred tax assets and liabilities, including any related valuation allowances, and

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimates of fair value of stock-based compensation. Actual results could differ from those estimates.

          Revenue Recognition — The Company's services are sold based upon contracts or other agreements with the customer that include fixed or determinable prices and do not include other post-delivery obligations. Revenue for services is recognized as the services are rendered and when collectability is reasonably assured. Rates for services are typically determined per the contract or agreement with customers.

            Pressure Pumping —  Pressure pumping consists of downhole pumping services including hydraulic fracturing, acidizing and cementing. The Company recognizes revenues when services are performed, collection of the receivables is probable, and a price is fixed or determinable. The Company prices services for its pressure pumping by the job, project or day depending on the type of service performed and request from the customer.

            Drilling Services —  Drilling services consists of surface air drilling and permian drilling, whereby we drill a well for a customer to a certain depth using drilling rig and related equipment. The Company recognizes revenues either on a "turnkey" contract basis, in which a fixed and set price for the job is determinable, on a "daywork" contract basis, in which a stated rate per day is fixed and determinable, or on a "footage" contract basis, in which a rate per feet drilled is fixed and determinable.

            Other Completion & Production Services —  Other completion & production services consists of coil tubing and flowback services whereby the Company recognizes revenues when services are performed either on a per job or per day or hourly rate, collections of receivables are probable, and a price is fixed or determinable.

          Cash and Cash Equivalents — The Company considers highly liquid investments with initial maturities of three months or less to be cash equivalents.

          Accounts Receivable — Accounts receivables are stated at the amount billed and billable to customers. The Company's allowance for doubtful accounts is based on management's evaluations of the collectability of each accounts receivable based on the customer's payment history and general economic conditions. At December 31, 2015, the allowance for doubtful accounts was $0.8 million.

          Inventories — Inventories, which consists only of raw materials, are stated at lower of average cost or market.

          Property and Equipment — The Company's property and equipment are recorded at cost, less accumulated depreciation.

          Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is recognized as a gain or loss in the statement of operations.

          The Company recorded a loss on disposal of assets of $21.3 million for the year ended December 31, 2015. The recorded loss on disposal is primarily attributed to the increased service

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

intensity of pressure pumping activity which has resulted in a shorter useful life and faster replacement of certain components of the pressure pumping equipment.

          Depreciation — Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

Vehicles	1 - 5 years
Equipment	2 - 20 years
Leasehold improvements	5 - 20 years

          Impairment of Long-Lived Assets — In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews its long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable.

          An impairment loss is indicated if the sum of the expected future undiscounted cash flows attributable to the asset group is less than the carrying amount of such asset group. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. The impairment recorded in 2015 was $36.6 million for property and equipment relating to the permian drilling and acidizing asset groups.

          The Company accounts for long-lived assets to be disposed of at the lower of their carrying amount or fair value, less cost to sell once management has committed to a plan to dispose of the assets.

          Goodwill — Goodwill is the excess of the consideration transferred over the fair value of the tangible and identifiable intangible assets and liabilities recognized. Goodwill is not amortized. We perform an annual impairment test of goodwill as of December 31, or more frequently if circumstances indicate that impairment may exist. The determination of impairment is made by comparing the carrying amount of a reporting unit with its fair value, which is generally calculated using a combination of market and income approaches. If the fair value of the reporting unit exceeds the carrying value, no further testing is performed. The Company concluded that there was no impairment of goodwill in 2015.

          In 2014, we acquired Blackrock Drilling, Inc. ("Blackrock") for $1.8 million. The assets acquired from Blackrock were recorded as $0.6 million of equipment with the excess of the purchase price over the fair value of the assets recorded as goodwill of $1.2 million. The acquisition complemented our existing drilling operations. The transaction has been accounted for using the acquisition method of accounting and, accordingly, assets and liabilities assumed were recorded at their fair values as of the acquisition date. The goodwill related to Blackrock acquisition of $1.2 million, is recorded in the all other reportable segment.

          In 2011, we acquired Technology Stimulation Services, LLC ("TSS") for $24.4 million. The assets acquired from TSS were recorded as $15 million of equipment with the excess of the purchase price over fair value of the assets recorded as goodwill of $9.4 million. The acquisition complemented our existing pressure pumping business. The transaction has been accounted for using the acquisition method of accounting and, accordingly, assets and liabilities assumed were

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

recorded at their fair values as of the acquisition date. The goodwill related to TSS acquisition of $9.4 million, is recorded in the pressure pumping reportable segment.

          Intangible Assets — Intangible assets with finite useful lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over the asset's estimated useful life.

          Income Taxes — Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of differences between the consolidated financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

          We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, and the results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

          Advertising Expense — All advertising costs are expensed as incurred. For the year ended December 31, 2015, advertising expense was $0.9 million.

          Deferred Loan Costs — The Company capitalized certain costs in connection with obtaining its borrowings, including lender, legal, and accounting fees. These costs are being amortized over the term of the related loan using the straight-line method (which approximates the interest method). Deferred loan costs amortization is included in interest expense. Unamortized deferred loan costs associated with loans paid off or refinanced with different lenders are charged off in the period in which such an event occurs. Deferred loan costs are classified as a reduction of long-term debt in the consolidated balance sheet. Amortization of deferred loan costs is recorded as interest expense in the statement of operations, and at December 31, 2015, the amount of expense recorded was $1.4 million.

          Stock Based Compensation — The Company recognizes the cost of stock-based awards on a straight-line basis over the requisite service period of the award, which is usually the vesting period under the fair value method. Total compensation cost is measured on the grant date using fair value estimates.

          Insurance Financing — The Company annually renews their commercial insurance policies and records a prepaid insurance asset and amortizes it monthly over the coverage period. The Company may choose to finance a portion of the premiums and will make repayments monthly over ten months in equal installments.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Recently Issued Accounting Standards — In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 requires entities to recognize revenue to depict transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 requires entities to disclose both qualitative and quantitative information that enables users of consolidated financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgments affecting the recognition of revenue. ASU No. 2014-09 will be effective for annual periods beginning after December 15, 2016, using either the retrospective or cumulative effect transition method. On August 12, 2015, the FASB issued ASU No. 2015-14, which defers the effective date of the revenue standard, ASU No. 2014-09, by one year for all entities and permits early adoption on a limited basis. The Company is currently evaluating the effect of the adoption of this guidance on the consolidated financial statements.

          In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. Currently, there is no guidance in effect under accounting principles generally accepted in the United States of America regarding management's responsibility to assess whether there is substantial doubt about an entity's ability to continue as a going concern. Under ASU No. 2014-15, the Company will be required to assess its ability to continue as a going concern each interim and annual reporting period and provide certain disclosures if there is substantial doubt about its ability to continue as a going concern, including management's plan to alleviate the substantial doubt. ASU No. 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter with early adoption permitted. The Company is currently assessing the effect of the adoption of ASU No. 2014-15 on its future consolidated financial statements and related disclosures.

          In April 2015, the FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30), which requires that deferred loan costs be classified in the balance sheet as a reduction of the respective term debt. The standard is effective for annual periods beginning after December 15, 2015. The Company has adopted this guidance in 2015. Deferred loan costs are classified as a direct reduction from the long-term debt in the balance sheet as of December 31, 2015.

          On July 22, 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which requires entities to measure most inventory "at the lower of cost and net realizable value," thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. ASU No. 2015-11 does not apply to inventories that are measured by using either the last-in, first-out method or the retail inventory method. The amendments in ASU No. 2015-11 are effective for fiscal years beginning after December 15, 2016. The Company is currently evaluating the effect of the adoption of this guidance on the consolidated financial statements.

          In November 2015, FASB issued ASU No. 2015-17, Income Taxes — Balance Sheet Classification of Deferred Taxes (Subtopic 740), which requires that deferred tax liabilities and assets be classified as noncurrent in the balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. ASU No. 2015-17 is effective for annual periods

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

beginning after December 15, 2016, with early adoption permitted. The Company has elected early adoption in 2015 and has applied this guidance prospectively. The adoption of this guidance did not have a material impact on the consolidated financial statements.

          In February 2016, the FASB issued ASU No. 2016-02, Leases, a new standard on accounting for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, using a modified retrospective approach. Early adoption is permitted. We have not completed an evaluation of the impact the pronouncement will have on our consolidated financial statements and related disclosures.

3. SUPPLEMENTAL CASH FLOW INFORMATION

December 31, 2015
Supplemental cash flows disclosures
Interest paid	$20,531,410
Income taxes paid	$1,295,173
Supplemental disclosure of non-cash investing activities
Capital expenditures included in accounts payable	$8,821,227

4. FAIR VALUE MEASUREMENTS

          Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

          In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used, when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

          Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

4. FAIR VALUE MEASUREMENTS (Continued)

          Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

          Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

          A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

          Our financial instruments include cash and cash equivalents, accounts receivables, accounts payable, and a derivative financial instrument. The estimated fair value of our financial instruments — cash and cash equivalent, accounts receivable and accounts payable at December 31, 2015 approximates their carrying value as reflected in our consolidated balance sheets because of their short-term nature. We use a derivative financial instrument, an interest rate swap, to manage interest rate risk. Our policies do not permit the use of derivative financial instruments for speculative purposes. We did not designate the interest rate swap as a hedge for accounting purposes. We record all derivatives as of the end of our reporting period in our consolidated balance sheet at fair value, which is based on quoted market prices, which represents a level 1 in the fair value measurement hierarchy. We may be exposed to credit losses in the event of nonperformance by counterparties to the interest rate swap. The counterparty of the interest rate swap is a lender under its term loan and a credible, large institution, and the Company does not believe there is significant or material credit risk upon settling the contract. The fair value of the interest rate swap at December 31, 2015 was $0.5 million. Based on quoted market prices as of December 31, 2015, for contracts with similar terms and maturity date, as provided by the counterparty, we recorded a loss of $0.3 million in the year.

Assets Measured at Fair Value on a Nonrecurring Basis

          Assets measured at fair value on a nonrecurring basis at December 31 are set forth below:

Estimated fair value measurements

		Quoted prices in	Signifcant other	Signifcant other
	Carrying	active market	observable inputs	unobservable	Total gains
	Value	(Level 1)	(Level 2)	inputs (Level 3)	(losses)
2015:
Property and equipment, net	$291,838,498	—	$291,838,498	—	$(36,609,332)

          In 2015, the non-cash asset impairment charges for permian drilling and acidizing was $28.6 million and $8 million, respectively, aggregating to a total of $36.6 million. The permian drilling and acidizing assets groups had a net carrying value of $48.1 million and $15.6 million prior to the impairment write-down. See Note 7, "Impairment of Long-lived Assets."

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

4. FAIR VALUE MEASUREMENTS (Continued)

          The Company generally applies fair value techniques on a nonrecurring basis associated with valuing potential impairment loss related to goodwill. Significant assumptions include projected revenue growth, capital expenditures, utilization, gross margins, discount rates, and terminal growth rates. There were no additions or disposal to goodwill in 2015. Based on our goodwill impairment analysis, each reporting unit's fair value was in excess of its carrying value in 2015, and we concluded that there was no impairment of goodwill in 2015.

5. INTANGIBLE ASSETS

          Intangible assets are composed of internally developed software at December 31, 2015. Intangible assets are amortized on a straight-line basis with a useful life of five years. Amortization expense included in net loss for the year ended December 31, 2015, was $0.3 million. The Company's intangible assets subject to amortization are as follows:

2015

Internally developed software	$1,439,941
Less accumulated amortization	562,914

Intangible assets — net	$877,027

          Estimated remaining amortization expense for each of the subsequent fiscal years is expected to be as follows:

Year	Estimated Future Amortization Expense

2016	$287,988
2017	287,988
2018	287,988
2019	13,063

Total	$877,027

          The average amortization period remaining is approximately 3.1 years.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

6. PROPERTY AND EQUIPMENT

          Property and equipment consisted of the following at December 31:

2015

Equipment and vehicles	$399,084,240
Leasehold improvements	5,003,838

Subtotal	404,088,078
Less accumulated depreciation	112,249,580

Property and equipment — net	$291,838,498

7. IMPAIRMENT OF LONG-LIVED ASSETS

          Annually, or whenever events or circumstances indicate that the carrying value of long-lived assets may not be recoverable, the Company reviews the carrying value of long-lived assets, such as property and equipment and other assets to determine if they are recoverable. If any long-lived assets are determined to be unrecoverable, an impairment expense is recorded in the year. Asset recoverability is estimated using undiscounted future net cash flows at the lowest identifiable level, excluding interest expense and one-time other income and expense adjustments. The Company determined the lowest level of identifiable cash flows to be at the asset group level, which consist of hydraulic fracturing, cementing, acidizing, coil tubing, flowback, permian drilling, and surface drilling.

          In 2015, the Company determined that the current depressed commodity prices and negative future near-term outlook has led to a deterioration in utilization and pricing, and expects current and future cash flows to result in an asset impairment for certain asset groups. If the estimated undiscounted future net cash flows for a given asset group is less than the carrying amount of the asset group, an impairment expense is determined by comparing the estimated fair value with the carrying value of the related asset. The estimated fair value was determined using the cost approach, which represents a level 2 in the fair value measurement hierarchy. Our fair value estimates required us to use significant other observable inputs including assumptions related to replacement cost, among others. The asset groups identified to have impairment are permian drilling and acidizing, with estimated fair values of approximately $18.8 million and $6.3 million, respectively. The impairment expense for permian drilling and acidizing was $28.6 million and $8 million, respectively.

8. DEFERRED REVENUE REBATE

          In November 2011, the Company acquired certain oilfield fracturing equipment from a customer and agreed to provide future fracturing services to the customer for a period of 78 months in exchange for a 12% $25 million note payable to the customer. The Company recorded the fracturing equipment at its estimated fair value of approximately $13 million and assigned the remaining value of approximately $12 million to a deferred revenue rebate account to be amortized over the customer's 78-month service period. In March 2013, the Company repaid the note payable to the customer. For the year ended December 31, 2015, the Company recorded $1.8 million of amortization as a reduction of revenue.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

9. LONG-TERM DEBT

          On September 30, 2013, the Company entered into a new term loan in the amount of $220 million with a $40 million revolving credit line. The facility is secured by a first priority lien and security interest in all assets and equity of the Company. The senior secured credit facility carries a 6.25% interest rate, plus Eurodollar Rate with a 1% floor. The senior notes are due September 30, 2019, and require quarterly principal and interest payments. The loan proceeds were used to pay off 100% of prior debt outstanding, plus any accrued interest due through September 30, 2013. The excess cash proceeds from the term loan, plus the $40 million revolver, were used as needed to fund future growth and working capital needs.

          During 2014, the Company additionally entered into certain term notes with the equipment manufacturer of certain fracturing equipment. The interest rate is 9.5% and requires monthly principal and interest payments in 13 installments. The short-term financing allowed the company to maintain maximum liquidity and make future monthly payments with the cash flow the fracturing equipment generated.

          On November 24, 2015, the Company entered into a 36-month equipment financing arrangement for three hydraulic fracturing units, and received proceeds of $25 million. A portion of the proceeds were used to pay off the manufacturer notes, and the remainder was used for additional liquidity.

          The estimated fair value of the term loan at December 31, 2015 was approximately 60% of the carrying value, or $117.2 million, compared to $195.3 million carrying value on our balance sheet. The fair value of the revolver and the equipment financing approximates its carrying value.

          Total debt consisted of the following notes at December 31:

2015

6.25% Term loan	$195,250,000
Revolving credit facility	38,500,000
Equipment refinancing	24,488,140

Total debt	258,238,140
Less deferred loan costs, net of amortization	5,067,009

Subtotal	253,171,131
Less current portion of long-term debt	16,295,302

Total long-term debt, net of deferred loan costs	$236,875,829

          Covenants — The Company is required to meet certain affirmative and negative covenants that are considered normal and customary for arrangements of this type, with customary exceptions and materiality qualifiers, including, but not limited to, reporting requirements, insurance, maintenance of collateral, and limitations on additional indebtedness, change of control, transactions with affiliates, and distributions.

          The financial covenant applicable is a maximum leverage ratio of 3.5x EBITDA (earnings before interest, taxes, depreciation, and amortization) to total debt. Effective March 31, 2014, the Company was required to be in compliance with these financial covenants. The Company was in compliance with the financial covenant as of December 31, 2015.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

9. LONG-TERM DEBT (Continued)

          In 2015, given the near-term economic uncertainty and volatility of commodity prices, the Company and its equity sponsor, Energy Capital Partners, engaged the lenders in negotiation to amend the existing credit agreement and negative covenants whereby the leverage ratio covenant was expected to be out of compliance as of March 31, 2016 test date. The amendment and waiver agreement was executed on June 8, 2016. The amended credit agreement key terms included Energy Capital Partners infusing $40 million of additional equity into the Company, $10 million of which were reserved for normal working capital and up to $30 million available to repurchase debt (see Note 18). A minority shareholder also infused $0.425 million alongside Energy Capital Partners to prevent dilution. The amendment and waiver also stated that there shall be no leverage ratio test until June 30, 2017, and any required financial statements past-due were provided within 30 days.

          Gain on Extinguishment of Debt — following the credit amendment on June 8, 2016, the Company initiated an auction process with the lenders to repurchase a portion of debt for a price of 80 cents, or a 20% discount to par value. The auction settled on June 16, 2016 as the Company repurchased a total amount of $37.5 million of debt for $30 million plus $0.525 million in debt extinguishment auction costs, leading to a gain on extinguishment of debt of $6.975 million.

          Annual Maturities — Scheduled annual maturities of long-term debt are as follows at December 31, 2015:

2016	$16,295,302
2017	16,920,074
2018	24,272,764
2019	200,750,000

Total	$258,238,140

10. ACCRUED LIABILITIES

          Accrued liabilities consisted of the following at December 31:

2015

Accrued insurance	$2,778,368
Accrued payroll and related expenses	1,256,269
Accrued vacation	1,174,787
Other	1,842,491

Total	$7,051,915

11. EMPLOYEE BENEFIT PLAN

          The Company has a 401(k) plan whereby all employees with six months of service may contribute up to $15,000 to the plan. The employees vest in the Company contributions to the 401(k) plan 25% per year with full vesting occurring after five years of service. The employees are fully vested in their contributions when made. The Company matches employee contributions 20 cents on the dollar up to 10% of gross salary. The Company has reported expense under the plan of $0.2 million for the year ended December 31, 2015.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

12. REPORTABLE SEGMENT INFORMATION

          The Company has seven operating segments: hydraulic fracturing, cementing, acidizing, coil tubing, flowback, surface drilling, and permian drilling. These segments represent how the chief operating decision maker (CODM) evaluates performance and allocates resources for which discreet financial information is readily available.

          In accordance with Accounting Standards Codification (ASC) 280 — Segment Reporting, the Company has one reportable segment (pressure pumping) comprised of the hydraulic fracturing, cementing, and acidizing operating segments. All other operating segments and corporate administrative expenses are included in the "all other" category in the table below. Inter-segment revenues are not material and were not shown separately in the table below.

          The Company manages and assesses the performance of the reportable segment by its Adjusted EBITDA (earnings before other income (expense), interest, taxes, depreciation & amortization, stock compensation expense, impairment expense, loss on disposal of assets) and reconciliation from segment level financial information to the consolidated statement of operations is provided in the table below.

	Pressure Pumping	All Other	Total

Year ended December 31, 2015
Service revenue	$510,198,128	$59,419,630	$569,617,758

Asset Impairment	$7,979,906	$28,629,426	$36,609,332

Adjusted EBITDA	$62,540,290	$(2,391,032)	$60,149,258

Depreciation and amortization	$38,368,650	$11,765,343	$50,133,993

Capital expenditures	$69,029,321	$2,647,324	$71,676,645

Total assets	$398,449,448	$48,004,886	$446,454,334

Reconciliation of Adjusted EBITDA to net loss

Total

Year ended December 31, 2015
Net loss	$(45,852,684)
Depreciation and amortization	50,133,993
Interest expense	21,641,454
Loss on disposal of assets	21,267,985
Impairment expense	36,609,332
Stock-based compensation	1,238,824
Other expense	497,924
Income tax benefit	(25,387,570)

Adjusted EBITDA (see total above)	$60,149,258

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

12. REPORTABLE SEGMENT INFORMATION (Continued)

Major Customers

          The Company's assets that are potentially subject to concentrations of credit risk are cash and cash equivalents and trade accounts receivable. Cash balances are maintained in financial institutions, which at times exceed federally insured limits. The Company monitors the financial condition of the financial institutions in which accounts are maintained and has not experienced any losses in such accounts. The receivables of the Company are spread over a number of customers, a majority of which are operators and suppliers to the oil and natural gas industries. The Company performs ongoing credit evaluations as to the financial condition of its customers with respect to trade receivables.

          For the year ended December 31, 2015, the Company had revenue from three significant customers that accounted for the following percentages of the Company's total revenue:

2015

Company A	14.2%
Company B	12.5%
Company C	11.1%

          For the year ended December 31, 2015, pressure pumping made up 88% of Customer A, 99% of Customer B, 99% of Customer C.

13. NET LOSS PER SHARE

          The Company's net loss per share is determined by dividing the net loss relevant to the common stock by the weighted average number of shares outstanding during the year. Diluted net loss per common share uses the same net loss divided by the number of shares that would be outstanding assuming dilutive options and stock are converted (conversion method). The table below shows the calculations for year ended December 31.

2015

Numerator (both basic and diluted)
Net loss attributed to common stockholders	$(45,852,684)
Denominator
Denominator for basic earnings (loss) per share	24,132,871
Denominator for diluted earnings (loss) per share	24,132,871
Basic loss per common share	$(1.90)

Diluted loss per common share	$(1.90)

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

13. NET LOSS PER SHARE (Continued)

          The Company also has non-vested restricted stock and stock options as shown in the table below, but have not been included in the above calculation of diluted earnings (loss) per share as it would be non-dilutive to the calculation above.

2015

Stock options	2,404,004
Non-vested restricted stock	256,783

2,660,787

14. STOCK-BASED COMPENSATION

          Stock Options — Effective March 4, 2013, the Company adopted the Stock Option Plan of Holding (the "Plan") pursuant to which the Company's Board of Directors may grant stock options or other stock-based awards to key employees, consultants, and directors. The Plan is authorized to grant up to 2,413,291 shares of common stock (equivalent to 10% of outstanding shares) to be issued upon exercise of the options. The shares subject to each award can be granted with an exercise price per share of no less than 100% of the fair value of the Company's stock at the date of grant. The Company's share price used to estimate the fair value of the option at the grant date was based on a combination of income and market approaches, which are highly complex and sensitive. The income approach involves the use of a discounted cash flow method, with the cash flow projections discounted at an appropriate discount rate. The market approach involves the use of comparable public companies market multiples in estimating the fair value of the Company's stock. The expected term used to calculate the fair value of all options considers the vesting date and the grant's expiration date. The expected volatility was estimated by considering comparable public companies, and the risk free rate is based on the U.S treasury yield curve as of the grant date. The dividend assumption is based on historical experience. The fair value and estimates will no longer be necessary if the Company goes public because it will rely on the market price to determine the market value of its common stock. Prior to 2015, the Company had granted a total of 2,413,271 options with an exercise price of $5.73 per option, and all options expire 10 years from the date of grant.

          On June 14, 2013, the Company granted 1,930,628 stock option awards to certain key employees and directors that shall vest and become exercisable based upon the achievement of a service requirement. The options vest in 25% increments for each year of continuous service and an option becomes fully vested upon the optionee's completion of the fourth year of service. The contractual term for the options awarded is 10 years.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

14. STOCK-BASED COMPENSATION (Continued)

          The fair value of each option award granted is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options was estimated at the date of grant using the following assumptions:

Expected volatility	45%
Expected dividends	$—
Expected term (in years)	6.25
Risk free rate	1.35%

          On December 1, 2013, the Company granted 482,643 stock option awards to certain key employees that shall vest and become exercisable based upon the achievement of both a service and a performance requirement. The options vest in 25% increments for each year of continuous service and an option becomes fully vested upon a change in control. As of December 31, 2015, the performance requirement was not considered to be probable of achievement for any of the outstanding option awards. Accordingly, the Company has not recognized any compensation expense related to these stock options. The contractual term for the options awarded is 10 years.

          For the year ended December 31, 2015, the Company recognized $1.2 million in compensation expense related to these stock options. The tax benefit related to the stock compensation expense for the year ended December 31, 2015 is $0.4 million. The total unrecognized compensation expense as of December 31, 2015 is $1.8 million, and is expected to be recognized over 1.5 years.

          The fair value of each option award granted is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options was estimated at the date of grant using the following assumptions:

Expected volatility	45%
Expected dividends	$—
Expected term (in years)	6.25
Risk free rate	1.83%

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

14. STOCK-BASED COMPENSATION (Continued)

          The outstanding options at January 1, 2015 were 2,404,004 as 9,267 options were forfeited in 2014. As of December 31, 2015, none of the options are fully vested. A summary of the stock option activity for the year 2015 ending December 31 is presented below.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2015	2,404,004	$5.73	$2.56
Granted	—	—	—
Exercised	—	—	—
Expired	—	—	—
Forfeited	—	—	—
Outstanding at December 31, 2015	2,404,004	$5.73	$2.56

          Restricted Stock Units — On September 30, 2013, the Company's Board of Directors authorized and granted 256,783 Restricted Stock Units (RSUs) to a key executive. Each RSU represents the right to receive one share of common stock of the Company at par value $0.001 per share. RSUs shall vest and the shares of common stock subject to the RSUs shall be paid to the grantee upon change in control, whether or not grantee is an employee, consultant, or director of the Company on such date. If the grantee ceases to be an employee, consultant, or director of the Company prior to the vesting date, he shall not forfeit any rights with respect to the unvested RSUs and shall be entitled to receive payment on the vesting date. The fair value of the RSUs is measured as the price of the Company's shares on the grant date, which was estimated to be $5.63. The Company's share price was based on a combination of income and market approaches, which are highly complex and sensitive. The income approach involves the use of a discounted cash flow method, with the cash flow projections discounted at an appropriate discount rate. The market approach involves the use of comparable public companies market multiples in estimating the fair value of the Company's stock. As of December 31, 2015, the RSUs were not vested as the performance requirement was not considered to be probable of achievement. Accordingly, the Company has not recognized any compensation expense related to these RSUs. There have been no additional RSUs granted, vested or forfeited since September 30, 2013.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

15. INCOME TAXES

          The components of the (benefit) provision for income taxes are as follows:

2015
Federal:
Current	$(1,092,437)
Deferred	(22,176,578)

(23,269,015)

State:
Current	(350,494)
Deferred	(1,768,061)

(2,118,555)

Total benefit	$(25,387,570)

          Reconciliation between the amounts determined by applying the federal statutory rate of 35% to income tax benefit is as follows:

2015
Tax at federal statutory rate	$(24,934,089)
State taxes, net of federal benefit	(885,226)
Permanent differences	578,837
Other	(147,092)

Total provision	$(25,387,570)

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

15. INCOME TAXES (Continued)

          Deferred tax assets and liabilities are recognized for estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. The significant items giving rise to deferred tax assets (liabilities) as of December 31, 2015 are as follows:

2015
Deferred Income Tax Assets
Accrued liabilities	$471,223
Allowance for doubtful accounts	300,640
Goodwill and other intangible assets	13,021,523
Stock-based compensation	1,119,355
Net operating losses	29,067,458
Other	388,813

Noncurrent deferred tax assets	$44,369,012

Total deferred tax assets	$44,369,012
Valuation allowance	—

Total deferred tax assets — net	$44,369,012

Deferred Income Tax Liabilities
Property and equipment	$(70,621,451)
Prepaid expenses	(1,498,531)
Other	(1,369,082)

Noncurrent deferred tax liabilities	$(73,489,064)

Net deferred tax liability	$(29,120,052)

          At December 31, 2015, the Company had approximately $112.8 million in net operating losses carryforwards for federal and state income tax purposes, which begin to expire in 2024. Utilization of net operating loss carryforwards may be limited due to past or future ownership changes. For December 31, 2015, we recorded a net valuation allowance release of $1.9 million on the basis of management's reassessment of the amount of its deferred tax assets that are more likely than not to be realized.

          In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (subsequently codified as ASC 740-10, Income Taxes, Under FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). ASC 740-10 prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the consolidated financial statements tax positions taken or expected to be taken on a tax return, including a decision to file or not to file in a particular jurisdiction.

          The Company evaluated all tax positions and determined that the aggregate exposure under ASC 740-10 did not have a material effect on the consolidated financial statements during the year

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

15. INCOME TAXES (Continued)

ended December 31, 2015. Therefore, no adjustments have been made to the consolidated financial statements related to the implementation of ASC 740-10. The Company will continue to evaluate its tax positions in accordance with ASC 740-10 and will recognize any future effect as a charge to income in the applicable period. Currently, the tax filings for years 2011 to 2014 remain open for examination by taxing authorities.

          Income tax penalties and interest assessments recognized under ASC 740-10 are accrued as a tax expense in the period that the Company's taxes are in an uncertain tax position. Any accrued tax penalties or interest assessments will remain until the uncertain tax position is resolved with the taxing authorities or until the applicable statute of limitations has expired.

16. RELATED-PARTY TRANSACTIONS

          The Company leases its corporate offices from a related party pursuant to a five-year lease agreement with a five-year extension option requiring a base rent of $72,000 per year. The Company also leases five properties adjacent to the corporate office from related parties with annual base rents of $30,000, $30,000, $90,000, $90,000, and $180,000.

          During 2015, the Company paid approximately $164,000 to related parties for transportation services. The use of transportation services from related party is at actual cost.

          The Company also rents equipment in Elk City, Oklahoma from a related party in which $192,000 was paid in 2015.

          At December 31, 2015, the Company did not have any payables to related parties for services provided.

          All agreements pertaining to realty property and equipment were entered into during periods where the Company had limited liquidity and related parties secured them on behalf of the Company. All related party transactions are immaterial and have not been separately shown on the face of the financial statements.

          For related party disclosure related to equity transactions with Energy Capital Partners, see Note 18.

17. COMMITMENTS AND CONTINGENCIES

          Operating Lease — The Company has various operating leases for office space and certain property and equipment. For the year ended December 31, 2015, the Company recorded operating

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

17. COMMITMENTS AND CONTINGENCIES (Continued)

lease expense of $1.4 million. Required annual lease payments for each of the years ending December 31, are as follows:

2016	$767,516
2017	471,416
2018	426,416
2019	366,416
2020	343,916

Total	$2,375,680

          Contingent Liabilities — The Company may be subject to various legal actions, claims, and liabilities arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a materially adverse effect on the Company's financial position, results of operations, or liquidity.

18. EQUITY CAPITALIZATION

          At December 31, 2015, Energy Capital Partners (ECP) and its related affiliates hold 20,992,383 of the 24,132,871 outstanding common shares of the Company. The remaining outstanding shares of the Company are held by management and two prior lenders to the Company.

          Per the amended credit agreement executed on June 8, 2016 (see Note 9), the majority shareholder, ECP and its related affiliates along with other shareholders infused $40.425 million of equity into the Company and the Company issued 12,418,847 additional shares of stock. As of September 30, 2016, the Company has 36,551,716 commons shares outstanding and ECP and its related affiliates currently hold 33,331,494, increasing ECP ownership interest to 91.2%. The remaining outstanding common shares of the Company are held by management and two prior lenders to the Company.

19. SUBSEQUENT EVENTS

          The Company evaluated subsequent events through December 15, 2016, the date on which the December 31, 2015 consolidated financial statements were originally issued, and through January 20, 2017, the date on which the retrospectively revised December 31, 2015 consolidated financial statements were issued (as to the reverse stock split discussed in Note 1).

          In addition to the equity re-capitalization and debt restructuring in Note 9 and Note 18, and the reverse stock split and private placement discussed in Note 1, the Company has retained investment bankers with the intention of an initial public offering.

******

PROPETRO HOLDING CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	SEPTEMBER 30,	DECEMBER 31,
	2016	2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,287,743	$34,310,323
Accounts receivable — net of allowance for doubtful accounts of $506,916 and $845,681, respectively	87,036,240	90,290,905
Inventories	6,993,074	8,572,015
Prepaid expenses	1,642,749	4,488,180
Other current assets	1,514,497	803,828

Total current assets	102,474,303	138,465,251

PROPERTY AND EQUIPMENT — Net of accumulated depreciation	267,239,342	291,838,498

OTHER NONCURRENT ASSETS:
Goodwill	10,602,147	10,602,147
Intangible assets — net of amortization	661,036	877,027
Deferred revenue rebate — net of amortization	2,923,231	4,307,921
Other noncurrent assets	363,489	363,490

Total other noncurrent assets	14,549,903	16,150,585

TOTAL ASSETS	$384,263,548	$446,454,334

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$88,334,016	$87,365,143
Accrued liabilities	4,769,003	7,051,915
Current portion of long-term debt	16,757,289	16,295,302
Accrued interest payable	78,050	76,794

Total current liabilities	109,938,358	110,789,154
DEFERRED INCOME TAXES	10,476,377	29,120,052
LONG-TERM DEBT — Net of deferred loan costs	188,439,450	236,875,829
OTHER LONG-TERM LIABILITIES	112,527	98,068

Total liabilities	308,966,712	376,883,103

COMMITMENTS AND CONTINGENCIES (Note 16)
SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value — 200,000,000 shares authorized and 36,551,716 and 24,132,871 shares issued and outstanding at 2016 and 2015	36,552	24,133
Additional paid-in capital	264,852,172	223,309,211
Accumulated deficit	(189,591,888)	(153,762,113)

Total shareholders' equity	75,296,836	69,571,231

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$384,263,548	$446,454,334

See notes to interim condensed consolidated financial statements.

PROPETRO HOLDING CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	2016	2015

REVENUE — Total service revenue	$272,999,217	$437,751,886

COSTS AND EXPENSES:
Cost of services (exclusive of depreciation and amortization)	255,362,241	369,411,215
General and administrative (inclusive of stock-based compensation)	17,197,087	20,247,558
Depreciation and amortization	32,669,014	37,636,043
Impairment expense	—	36,609,332
Loss on disposal of assets	12,859,060	15,092,736

Total costs and expenses	318,087,402	478,996,884

OPERATING LOSS	(45,088,185)	(41,244,998)

OTHER INCOME (EXPENSE):
Interest expense	(15,942,131)	(16,458,016)
Gain on extinguishment of debt	6,974,805	—
Other expense	(417,940)	(643,143)

Total other expense	(9,385,266)	(17,101,159)

LOSS BEFORE INCOME TAXES	(54,473,451)	(58,346,157)
INCOME TAX BENEFIT	(18,643,676)	(20,762,840)

NET LOSS	$(35,829,775)	$(37,583,317)

NET LOSS PER COMMON SHARE:
Basic	$(1.22)	$(1.56)

Diluted	$(1.22)	$(1.56)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	29,328,975	24,132,871

Diluted	29,328,975	24,132,871

See notes to interim condensed consolidated financial statements.

PROPETRO HOLDING CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — January 1, 2015	$24,133	$222,070,387	$(107,909,429)	$114,185,091
Stock-based compensation cost	—	929,118	—	929,118
Net loss	—	—	(37,583,317)	(37,583,317)

BALANCE — September 30, 2015	$24,133	$222,999,505	$(145,492,746)	$77,530,892

BALANCE — January 1, 2016	$24,133	$223,309,211	$(153,762,113)	$69,571,231
Stock-based compensation cost	—	1,130,184	—	1,130,184
Additional equity capitalization	12,419	40,412,777	—	40,425,196
Net loss	—	—	(35,829,775)	(35,829,775)

BALANCE — September 30, 2016	$36,552	$264,852,172	$(189,591,888)	$75,296,836

See notes to interim condensed consolidated financial statements.

PROPETRO HOLDING CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(35,829,775)	$(37,583,317)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Depreciation and amortization	32,669,014	37,636,043
Gain on extinguishment of debt	(6,974,805)	—
Impairment expense	—	36,609,332
Deferred income tax benefit	(18,643,676)	(19,319,910)
Amortization of deferred revenue rebate	1,384,689	1,384,689
Amortization of deferred debt issuance costs	1,805,917	1,013,402
Stock-based compensation	1,130,184	929,118
Loss on disposal of assets	12,859,060	15,092,736
(Gain) loss on interest rate swap	(53,784)	508,235
Changes in operating assets and liabilities:
Accounts receivable	3,254,665	68,005,184
Other current assets	(3,991)	(1,349,838)
Inventories	1,578,941	1,801,903
Prepaid expenses	2,845,431	5,225,010
Accounts payable	(2,294,337)	(40,886,894)
Accrued liabilities	618,903	(4,254,296)
Accrued interest	1,256	(121,147)

Net cash (used in) provided by operating activities	(5,652,308)	64,690,250

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(18,631,127)	(56,985,806)
Proceeds from sale of assets	474,736	74,545

Net cash used in investing activities	(18,156,391)	(56,911,261)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	—	22,218,300
Repayments of borrowings	(12,165,606)	(53,848,478)
Proceeds from insurance financing	(2,833,573)	(4,159,071)
Extinguishment of debt	(30,000,000)	—
Payment of debt extinguishment costs	(525,196)	—
Payment of debt issuance costs	(114,702)	—
Proceeds from additional equity capitalization	40,425,196	—

Net cash used in financing activities	(5,213,881)	(35,789,249)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(29,022,580)	(28,010,260)
CASH AND CASH EQUIVALENTS — Beginning of period	34,310,323	31,071,638

CASH AND CASH EQUIVALENTS — End of period	$5,287,743	$3,061,378

See notes to interim condensed consolidated financial statements

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

1. ORGANIZATION AND HISTORY

          ProPetro Holding Corp. ("Holding"), a Texas corporation was formed on April 14, 2007, to serve as a holding company for its wholly owned subsidiary ProPetro Services, Inc. ("Services"), a Texas corporation. Services provides hydraulic fracturing, cementing, acidizing, coil tubing, permian drilling, surface drilling and flowback services to oil and gas producers, located primarily in Texas, Oklahoma, New Mexico, Utah, Colorado, and Wyoming.

          On March 4, 2013, a majority interest in the Company was purchased by Energy Capital Partners ("ECP"), an energy-focused private equity firm (see Note 17).

          On December 22, 2016, the Company amended and restated its certificate of formation in the state of Texas, approving a reverse stock split, such that each holder of common stock of the Company shall receive one share of common stock for every 170.4667 shares of previous common stock held. In conjunction, the Company amended the amount of authorized shares to 230,000,000, of which 200,000,000 are common and 30,000,000 are preferred.

          Accordingly, any information related to or dependent upon the share or option amounts in the 2015 and 2016 condensed consolidated financial statements and Note 13, Net Loss per Share, Note 14 Stock-Based Compensation, and Note 17, Equity Capitalization have been updated to reflect the effect of the reverse stock split.

          On December 27, 2016, the Company completed a private placement offering of $170 million, issuing 11,724,134 shares of Series A convertible preferred stock. Costs associated with the offering were approximately $7 million, resulting in net proceeds to the Company of $163 million.

          Holding and Services are collectively referred to as the "Company" in the accompanying interim condensed consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

          A summary of the significant accounting policies consistently applied in the preparation of the accompanying interim condensed consolidated financial statements are as follows:

          Principles of Consolidation — The accompanying interim condensed consolidated financial statements include the accounts of Holding and its wholly owned subsidiary, Services. All intercompany accounts and transactions have been eliminated in consolidation.

          Basis of Presentation — The unaudited interim condensed consolidated financial information furnished herein reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, considered necessary for a fair presentation of the financial position and the results of operations and cash flows of the Company for the periods presented. These interim unaudited condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2015. The results of operations for the nine month periods ended September 30, 2016 and 2015 are not necessarily indicative of the results to be expected for the full year.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Use of Estimates — Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for doubtful accounts, depreciation of property and equipment, estimates of fair value of property and equipment, estimates related to fair value of reporting units for purposes of assessing goodwill, estimates related to deferred tax assets and liabilities, including any related valuation allowances, and estimates of fair value of stock-based compensation. Actual results could differ from those estimates.

          Revenue Recognition — The Company's services are sold based upon contracts or other agreements with the customer that include fixed or determinable prices and do not include other post-delivery obligations. Revenue for services is recognized as the services are rendered and when collectability is reasonably assured. Rates for services are typically determined per the contract or agreement with customers.

            Pressure Pumping —  Pressure pumping consists of downhole pumping services including hydraulic fracturing, acidizing and cementing. The Company recognizes revenues when services are performed, collection of the receivables is probable, and a price is fixed or determinable. The Company prices services for its pressure pumping by the job, project or day depending on the type of service performed and request from the customer.

            Drilling Services —  Drilling services consists of surface air drilling and permian drilling, whereby we drill a well for a customer to a certain depth using drilling rig and related equipment. The Company recognizes revenues either on a "turnkey" contract basis, in which a fixed and set price for the job is determinable, on a "daywork" contract basis, in which a stated rate per day is fixed and determinable, or on a "footage" contract basis, in which a rate per feet drilled is fixed and determinable.

            Other Completion & Production Services —  Other completion & production services consists of coil tubing and flowback services whereby the Company recognizes revenues when services are performed either on a per job or per day or hourly rate, collections of receivables are probable, and a price is fixed or determinable.

          Cash and Cash Equivalents — The Company considers highly liquid investments with initial maturities of three months or less to be cash equivalents.

          Accounts Receivable — Accounts receivables are stated at the amount billed and billable to customers. The Company's allowance for doubtful accounts is based on management's evaluations of the collectability of each accounts receivable based on the customer's payment history and general economic conditions. At September 30, 2016 and December 31, 2015, the allowance for doubtful accounts was $0.5 million and $0.8 million, respectively.

          Inventories — Inventories, which consists only of raw materials, are stated at lower of average cost or market.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Property and Equipment — The Company's property and equipment are recorded at cost, less accumulated depreciation.

          Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is recognized as a gain or loss in the statement of operations.

          The Company recorded a loss on disposal of assets of $12.9 million and $15.1 million for the periods ended 2016 and 2015, respectively. The recorded loss on disposal is primarily attributed to the increased service intensity of pressure pumping activity which has resulted in a shorter useful life and faster replacement of certain components of the pressure pumping equipment.

          Depreciation — Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

Vehicles	1 - 5 years
Equipment	2 - 20 years
Leasehold improvements	5 - 20 years

          Impairment of Long-Lived Assets — In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews its long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable.

          An impairment loss is indicated if the sum of the expected future undiscounted cash flows attributable to the asset group is less than the carrying amount of such asset group. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. The impairment recorded in the period ended September 30, 2015 was $36.6 million for property and equipment relating to the permian drilling and acidizing asset groups. No additional impairment was recorded in the period ended September 30, 2016.

          The Company accounts for long-lived assets to be disposed of at the lower of their carrying amount or fair value, less cost to sell once management has committed to a plan to dispose of the assets.

          Goodwill — Goodwill is the excess of the consideration transferred over the fair value of the tangible and identifiable intangible assets and liabilities recognized. Goodwill is not amortized. We perform an annual impairment test of goodwill as of December 31, or more frequently if circumstances indicate that impairment may exist. The determination of impairment is made by comparing the carrying amount of a reporting unit with its fair value, which is generally calculated using a combination of market and income approaches. If the fair value of the reporting unit exceeds the carrying value, no further testing is performed.

          Intangible Assets — Intangible assets with finite useful lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over the asset's estimated useful life.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Income Taxes — Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the interim condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of differences between the interim condensed consolidated financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

          We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, and the results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

          Advertising Expense — All advertising costs are expensed as incurred. For the periods ended September 30, 2016 and 2015, advertising expense was $0.4 million and $0.8 million, respectively.

          Deferred Loan Costs — The Company capitalized certain costs in connection with obtaining its borrowings, including lender, legal, and accounting fees. These costs are being amortized over the term of the related loan using the straight-line method (which approximates the interest method). Deferred loan costs amortization is included in interest expense. Unamortized deferred loan costs associated with loans paid off or refinanced with different lenders are charged off in the period in which such an event occurs. Deferred loan costs are now classified as a reduction of long-term debt in the interim condensed consolidated balance sheet. Amortization of deferred loan costs is recorded as interest expense in the statement of operations, and at September 30, 2016 and September 30, 2015, the amount of expense recorded was $1.8 million and $1 million, respectively.

          Stock Based Compensation — The Company recognizes the cost of stock-based awards on a straight-line basis over the requisite service period of the award, which is usually the vesting period under the fair value method. Total compensation cost is measured on the grant date using fair value estimates.

          Insurance Financing — The Company annually renews their commercial insurance policies and records a prepaid insurance asset and amortizes it monthly over the coverage period. The Company may choose to finance a portion of the premiums and will make repayments monthly over ten months in equal installments.

          Concentration of Credit Risk — The Company's assets that are potentially subject to concentrations of credit risk are cash and cash equivalents and trade accounts receivable. Cash balances are maintained in financial institutions, which at times exceed federally insured limits. The Company monitors the financial condition of the financial institutions in which accounts are maintained and has not experienced any losses in such accounts. The receivables of the Company are spread over a number of customers, a majority of which are operators and suppliers to the oil

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

and natural gas industries. The Company performs ongoing credit evaluations as to the financial condition of its customers with respect to trade receivables.

          Recently Issued Accounting Standards — In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 requires entities to recognize revenue to depict transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 requires entities to disclose both qualitative and quantitative information that enables users of interim condensed consolidated financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgments affecting the recognition of revenue. ASU No. 2014-09 will be effective for annual periods beginning after December 15, 2016, using either the retrospective or cumulative effect transition method. On August 12, 2015, the FASB issued ASU No. 2015-14, which defers the effective date of the revenue standard, ASU No. 2014-09, by one year for all entities and permits early adoption on a limited basis. The Company is currently evaluating the effect of the adoption of this guidance on the interim condensed consolidated financial statements.

          In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. Currently, there is no guidance in effect under accounting principles generally accepted in the United States of America regarding management's responsibility to assess whether there is substantial doubt about an entity's ability to continue as a going concern. Under ASU No. 2014-15, the Company will be required to assess its ability to continue as a going concern each interim and annual reporting period and provide certain disclosures if there is substantial doubt about its ability to continue as a going concern, including management's plan to alleviate the substantial doubt. ASU No. 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter with early adoption permitted. The Company is currently assessing the effect of the adoption of ASU No. 2014-15 on its future interim condensed consolidated financial statements and related disclosures.

          In April 2015, the FASB issued ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30), which requires that deferred loan costs be classified in the balance sheet as a reduction of the respective term debt. The standard is effective for annual periods beginning after December 15, 2015. The Company has adopted this guidance in 2015. The adoption of this guidance did not have a material impact on the interim condensed consolidated financial statements. Deferred loan costs are classified as a direct reduction from the long-term debt in the balance sheet at September 30, 2016 and December 31, 2015.

          On July 22, 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which requires entities to measure most inventory "at the lower of cost and net realizable value," thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. ASU No. 2015-11 does not apply to inventories that are measured by using either the last-in, first-out method or the retail inventory method. The amendments in ASU No. 2015-11 are effective for fiscal years beginning after December 15, 2016. The Company is

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

currently evaluating the effect of the adoption of this guidance on the interim condensed consolidated financial statements.

          In November 2015, FASB issued ASU No. 2015-17, Income Taxes — Balance Sheet Classification of Deferred Taxes (Subtopic 740), which requires that deferred tax liabilities and assets be classified as noncurrent in the balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. ASU No. 2015-17 is effective for annual periods beginning after December 15, 2016, with early adoption permitted. The Company has elected early adoption in 2015 and has applied this guidance prospectively. The adoption of this guidance did not have a material impact on the interim condensed consolidated financial statements.

          In February 2016, the FASB issued ASU No. 2016-02, Leases, a new standard on accounting for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, using a modified retrospective approach. Early adoption is permitted. The Company has not completed an evaluation of the impact the pronouncement will have on our interim condensed consolidated financial statements and related disclosures.

3. SUPPLEMENTAL CASH FLOW INFORMATION

	September 30

	2016	2015

Supplemental cash flows disclosures:
Interest paid	$14,115,600	$15,565,761
Income taxes paid	$2,797	$3,369,154
Supplemental disclosure of non-cash investing activities:
Capital expenditures included in accounts payable	$3,263,211	$5,182,691

4. FAIR VALUE MEASUREMENTS

          Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

          In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used, when available. Observable inputs are inputs that market participants would use in pricing

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

4. FAIR VALUE MEASUREMENTS (Continued)

the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

          Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

          Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

          Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

          A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

          Our financial instruments include cash and cash equivalents, accounts receivables, accounts payable, and a derivative financial instrument. The estimated fair value of our financial instruments — cash and cash equivalent, accounts receivable and accounts payable at September 30, 2016 and December 31, 2015 approximates their carrying value as reflected in our interim condensed consolidated balance sheets because of their short-term nature. We use a derivative financial instrument, an interest rate swap, to manage interest rate risk. Our policies do not permit the use of derivative financial instruments for speculative purposes. We did not designate the interest rate swap as a hedge for accounting purposes. We record all derivatives as of the end of our reporting period in our interim condensed consolidated balance sheet at fair value, which is based on quoted market prices, which represents a level 1 in the fair value measurement hierarchy. We may be exposed to credit losses in the event of nonperformance by counterparties to the interest rate swap. The counterparty of the interest rate swap is a lender under its term loan and a credible, large institution, and the Company does not believe there is significant or material credit risk upon settling the contract. The fair value of the interest rate swap at September 30, 2016 and December 31, 2015 was $0.4 million and $0.5 million, respectively. Based on quoted market prices as of September 30, 2016 and 2015, for contracts with similar terms and maturity date, as provided by the counterparty, we recorded a gain of $0.05 million and a loss of $0.5 million, respectively.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

4. FAIR VALUE MEASUREMENTS (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

          Assets measured at fair value on a nonrecurring basis at September 30, 2016 and December 31, 2015, respectively, are set forth below:

		Estimated fair value measurements

	Carrying Value	Quoted prices in active market (Level 1)	Signifcant other observable inputs (Level 2)	Signifcant other unobservable inputs (Level 3)	Total gains (losses)

2016:
None
2015:
Property and equipment, net	$291,838,498	—	$291,838,498	—	$(36,609,332)

          In 2015, the non-cash asset impairment charges for Permian drilling and acidizing was $28.6 million and $8 million, respectively, aggregating to a total of $36.6 million. In 2015, the Permian drilling and acidizing assets groups had a net carrying value of $48.1 million and $15.6 million prior to the impairment write-down. No impairment was recorded in 2016. See Note 7, "Impairment of Long-lived Assets."

          The Company generally applies fair value techniques on a nonrecurring basis associated with valuing potential impairment loss related to goodwill. Significant assumptions include projected revenue growth, capital expenditures, utilization, gross margins, discount rates, and terminal growth rates. There were no additions or disposals to goodwill in 2016 and 2015.

5. INTANGIBLE ASSETS

          Intangible assets are composed of internally developed software at September 30, 2016 and December 31, 2015. Intangible assets are amortized on a straight-line basis with a useful life of five years. Amortization expense included in net loss for the periods ended September 30, 2016 and 2015 was $0.2 million. The Company's intangible assets subject to amortization are as follows:

	2016	2015

Internally developed software	$1,439,941	$1,439,941
Less accumulated amortization	778,905	562,914

Intangible assets — net	$661,036	$877,027

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

5. INTANGIBLE ASSETS (Continued)

          Estimated remaining amortization expense for each fiscal year is expected to be as follows:

Year	Estimated Future Amortization Expense

2016	$71,997
2017	287,988
2018	287,988
2019	13,063

Total	$661,036

          The average amortization period remaining is approximately 2.3 years.

6. PROPERTY AND EQUIPMENT

          Property and equipment consisted of the following at September 30, 2016 and December 31, 2015, respectively:

	2016	2015

Equipment and vehicles	$399,808,411	$399,084,240
Leasehold improvements	5,016,780	5,003,838

Subtotal	404,825,191	404,088,078
Less accumulated depreciation	137,585,849	112,249,580

Property and equipment — net	$267,239,342	$291,838,498

7. IMPAIRMENT OF LONG-LIVED ASSETS

          Annually, or whenever events or circumstances indicate that the carrying value of long-lived assets may not be recoverable, the Company reviews the carrying value of long-lived assets, such as property and equipment and other assets to determine if they are recoverable. If any long-lived assets are determined to be unrecoverable, an impairment expense is recorded in the period. Asset recoverability is estimated using undiscounted future net cash flows at the lowest identifiable level, excluding interest expense and one-time other income and expense adjustments. The Company determined the lowest level of identifiable cash flows to be at the asset group level, which consist of hydraulic fracturing, cementing, acidizing, coil tubing, flowback, permian drilling, and surface drilling.

          In 2015, the Company determined that the current depressed commodity prices and negative future near-term outlook had led to a deterioration in utilization and pricing, and expected current and future cash flows to result in an asset impairment for certain asset groups. If the estimated undiscounted future net cash flows for a given asset group is less than the carrying amount of the asset group, an impairment expense is determined by comparing the estimated fair value with the

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

7. IMPAIRMENT OF LONG-LIVED ASSETS (Continued)

carrying value of the related asset. The estimated fair value was determined using the cost approach, which represents a level 2 in the fair value measurement hierarchy. Our fair value estimates required us to use significant other observable inputs including assumptions related to replacement cost, among others. In 2015, the asset groups identified to have impairment are Permian drilling and acidizing, with estimated fair values of approximately $18.8 million and $6.3 million, respectively. During the period ended September 30, 2015, the impairment expense for Permian drilling and acidizing was $28.6 million and $8 million, respectively. No impairment expense was recorded for the period ended September 30, 2016.

8. DEFERRED REVENUE REBATE

          In November 2011, the Company acquired certain oilfield fracturing equipment from a customer and agreed to provide future fracturing services to the customer for a period of 78 months in exchange for a 12% $25 million note payable to the customer. The Company recorded the fracturing equipment at its estimated fair value of approximately $13 million and assigned the remaining value of approximately $12 million to a deferred revenue rebate account to be amortized over the customer's 78-month service period. In March 2013, the Company repaid the note payable to the customer. For the periods ended September 30, 2016 and 2015, the Company recorded $1.4 million of amortization as a reduction of revenue.

9. LONG-TERM DEBT

          On September 30, 2013, the Company entered into a new term loan in the amount of $220 million with a $40 million revolving credit line. The facility is secured by a first priority lien and security interest in all assets and equity interests held by the Company. The senior secured credit facility carries a interest rate of 6.25% plus Eurodollar Rate, with a 1% floor. The term loan is due September 30, 2019, and requires quarterly principal and interest payments. The loan proceeds were used to pay off 100% of prior debt outstanding, plus any accrued interest due through September 30, 2013. The excess cash proceeds from the term loan, plus the $40 million revolver, were used as needed to fund future growth and working capital needs.

          During 2014, the Company additionally entered into certain term notes with the equipment manufacturer of certain fracturing equipment. The interest rate is 9.5% and requires monthly principal and interest payments in 13 installments. The short-term financing allowed the company to maintain liquidity and make future monthly payments with the cash flow the fracturing equipment generated.

          On November 24, 2015, we entered into a 36-month equipment financing arrangement for three hydraulic fracturing units, and received proceeds of $25.0 million. A portion of the proceeds were used to pay off manufacturer notes, and the remainder was used for additional liquidity. As of September 30, 2016 the outstanding balance was $20.6 million.

          The estimated fair value of the term loan at September 30, 2016 was approximately 82% of the carrying value, or $122.6 million, compared to $149.5 million carrying value. The estimated fair value of the term loan at December 31, 2015 was approximately 60% of the carrying value, or

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

9. LONG-TERM DEBT (Continued)

$117.2 million, compared to $195.3 million carrying value. The fair value of the revolver and the equipment financing approximates its carrying value.

          Total debt consisted of the following notes at September 30, 2016 and December 31, 2015, respectively:

	2016	2015

6.25% Term loan	$149,500,000	$195,250,000
Revolving credit facility	38,500,000	38,500,000
Equipment refinancing	20,572,534	24,488,140

Total debt	208,572,534	258,238,140
Less deferred loan costs, net of amortization	3,375,795	5,067,009

Subtotal	205,196,739	253,171,131
Less current portion of long-term debt	16,757,289	16,295,302

Total long-term debt, net of deferred loan costs	$188,439,450	$236,875,829

          Covenants — The Company is required to meet certain affirmative and negative covenants that are considered normal and customary for arrangements of this type, with customary exceptions and materiality qualifiers, including, but not limited to, reporting requirements, insurance, maintenance of collateral, and limitations on additional indebtedness, change of control, transactions with affiliates, and distributions.

          The financial covenant applicable is a maximum leverage ratio of 3.5x EBITDA (earnings before interest, taxes, depreciation, and amortization) to total debt. Effective March 31, 2014, the Company was required to be in compliance with these financial covenants. The Company was in compliance with the financial covenant at September 30, 2015.

          In 2015, given the near-term economic uncertainty and volatility of commodity prices, the Company and its equity sponsor, Energy Capital Partners, engaged the lenders in negotiation to amend the existing credit agreement and negative covenants whereby the leverage ratio covenant was expected to be out of compliance as of March 31, 2016 test date. The amendment and waiver agreement was executed on June 8, 2016. The amended credit agreement key terms included Energy Capital Partners infusing $40 million of additional equity into the Company, $10 million of which were reserved for normal working capital and up to $30 million available to repurchase debt (see Note 17). A minority shareholder also infused $0.425 million alongside Energy Capital Partners to prevent dilution. The amendment and waiver also stated that there shall be no leverage ratio test until June 30, 2017, and any required financial statements past-due were provided within 30 days.

          Gain on Extinguishment of Debt — following the credit amendment on June 8, 2016, the Company initiated an auction process with the lenders to repurchase a portion of debt for a price of 80 cents, or a 20% discount to par value. The auction settled on June 16, 2016 as the Company repurchased a total amount of $37.5 million of debt for $30 million plus $0.525 million in debt

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

9. LONG-TERM DEBT (Continued)

extinguishment auction costs, leading to a gain on extinguishment of debt of $6.975 million, which is recorded as other income in the statement of operations.

          Annual Maturities — Scheduled of remaining maturities of long-term debt for each fiscal year are as follows at September 30, 2016:

2016	$4,129,696
2017	16,920,074
2018	24,272,764
2019	163,250,000

Total	$208,572,534

10. ACCRUED LIABILITIES

          Accrued liabilities consisted of the following at September 30, 2016 and December 31, 2015, respectively:

	2016	2015

Accrued property taxes	2,739,857	—
Accrued insurance	—	2,778,368
Accrued payroll and related expenses	751,958	1,256,269
Accrued vacation	921,283	1,174,787
Other	355,905	1,842,491

Total	$4,769,003	$7,051,915

11. EMPLOYEE BENEFIT PLAN

          The Company has a 401(k) plan whereby all employees with six months of service may contribute up to $15,000 to the plan. The employees vest in the Company contributions to the 401(k) plan 25% per year with full vesting occurring after five years of service. The employees are fully vested in their contributions when made. The Company matches employee contributions 20 cents on the dollar up to 10% of gross salary. The Company has reported expense under the plan of $0.1 million for each of the periods ended September 30, 2016 and 2015.

12. REPORTABLE SEGMENT INFORMATION

          The Company has seven operating segments: hydraulic fracturing, cementing, acidizing, coil tubing, flowback, surface drilling, and permian drilling. These segments represent how the chief operating decision maker (CODM) evaluates performance and allocates resources for which discreet financial information is readily available.

          In accordance with Accounting Standards Codification (ASC) 280 — Segment Reporting, the Company has one reportable segment (pressure pumping) comprised of the hydraulic fracturing,

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

12. REPORTABLE SEGMENT INFORMATION (Continued)

cementing, and acidizing operating segments. All other operating segments and corporate administrative expenses are included in the "all other" category in the table below. Inter-segment revenues are not material and were not shown separately in the table below.

          The Company manages and assesses the performance of the reportable segment by its Adjusted EBITDA (earnings before other income (expense), interest, taxes, depreciation & amortization, stock-based compensation expense, impairment expense, loss on disposal of assets) and reconciliation from segment level financial information to the consolidated statement of operations is provided in the table below.

	Pressure Pumping	All Other	Total

Nine months ended September 30, 2016
Service revenue	$251,409,838	$21,589,379	$272,999,217

Gain on extinguishment of debt	—	6,974,805	6,974,805

Adjusted EBITDA	$6,500,191	$(4,930,118)	$1,570,073

Depreciation and amortization	$27,905,073	$4,763,941	$32,669,014

Capital expenditures	$21,582,218	$312,120	$21,894,338

Nine months ended September 30, 2015
Service revenue	$388,053,564	$49,698,322	$437,751,886

Impairment Expense	7,979,906	28,629,426	36,609,332

Adjusted EBITDA	$49,291,189	$(268,958)	$49,022,231

Depreciation and amortization	$28,681,919	$8,954,124	$37,636,043

Capital expenditures	$59,701,522	$2,466,975	$62,168,497

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

12. REPORTABLE SEGMENT INFORMATION (Continued)

Reconciliation of Adjusted EBITDA to net loss

Total

Nine months ended September 30, 2016
Net loss	$(35,829,775)
Interest expense	15,942,131
Income tax benefit	(18,643,676)
Depreciation and amortization	32,669,014
Loss on disposal of assets	12,859,060
Gain on extinguishment of debt	(6,974,805)
Stock-based compensation	1,130,184
Other expense	417,940

Adjusted EBITDA (see total above)	$1,570,073

Reconciliation of Adjusted EBITDA to net loss

Total

Nine months ended September 30, 2015
Net loss	$(37,583,317)
Interest expense	16,458,016
Income tax expense	(20,762,840)
Depreciation and amortization	37,636,043
Impairment expense	36,609,332
Loss on disposal of assets	15,092,736
Stock-based compensation	929,118
Other expense	643,143

Adjusted EBITDA (see total above)	$49,022,231

13. NET LOSS PER SHARE

          The Company's net loss per share is determined by dividing the net loss relevant to the common stock by the weighted average number of shares outstanding during the year. Diluted net loss per common share uses the same net loss divided by the number of shares that would be

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

13. NET LOSS PER SHARE (Continued)

outstanding assuming dilutive options and stock are converted (conversion method). The table below shows the calculations for periods ended September 30.

	2016	2015

Numerator (both basic and diluted)
Net loss attributed to common stockholders	$(35,829,775)	$(37,583,317)
Denominator
Denominator for basic earnings (loss) per share	29,328,475	24,132,871
Denominator for diluted earnings (loss) per share	29,328,475	24,132,871
Basic loss per common share	$(1.22)	$(1.56)

Diluted loss per common share	$(1.22)	$(1.56)

          The Company also has non-vested restricted stock and stock options as shown in the table below, but have not been included in the above calculation of diluted earnings (loss) per share as it would be non-dilutive to the calculation above.

	2016	2015

Stock options	3,204,066	2,404,004
Non-vested restricted stock	256,783	256,783

	3,460,849	2,660,787

14. STOCK-BASED COMPENSATION

          Stock Options — Effective March 4, 2013, the Company adopted the Stock Option Plan of Holding (the "Plan") pursuant to which the Company's Board of Directors may grant stock options or other stock-based awards to key employees, consultants, and directors. The Plan, as amended, is authorized to grant up to 3,204,083 shares of common stock to be issued upon exercise of the options. The shares subject to each award can be granted with an exercise price per share of no less than 100% of the fair value of the Company's stock at the date of grant. The Company's share price used to estimate the fair value of the option at the grant date was based on a combination of income and market approaches, which are highly complex and sensitive. The income approach involves the use of a discounted cash flow method, with the cash flow projections discounted at an appropriate discount rate. The market approach involves the use of comparable public companies market multiples in estimating the fair value of the Company's stock. The expected term used to calculate the fair value of all options considers the vesting date and the grant's expiration date. The expected volatility was estimated by considering comparable public companies, and the risk free rate is based on the U.S treasury yield curve as of the grant date. The dividend assumption is based on historical experience. The fair value and estimates will no longer be necessary if the Company goes public because it will rely on the market price to determine the market value of its common stock. Prior to 2015, the Company had granted a total of 2,413,271 options with an exercise price of $5.73 per option, and all options expire 10 years from the date of grant.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

14. STOCK-BASED COMPENSATION (Continued)

          On June 14, 2013, the Company granted 1,930,628 stock option awards to certain key employees and directors that shall vest and become exercisable based upon the achievement of a service requirement. The options vest in 25% increments for each year of continuous service and an option becomes fully vested upon the optionee's completion of the fourth year of service. The contractual term for the options awarded is 10 years. For the periods ended September 30, 2016 and 2015, the Company recognized $0.9 million in compensation expense related to these stock options.

          The fair value of each option award granted is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options was estimated at the date of grant using the following assumptions:

Expected volatility	45%
Expected dividends	$—
Expected term (in years)	6.25
Risk free rate	1.35%

          On December 1, 2013, the Company granted 482,643 stock option awards to certain key employees that shall vest and become exercisable based upon the achievement of both a service and a performance requirement. The options vest in 25% increments for each year of continuous service and an option becomes fully vested upon a change in control. As of September 30, 2015, the performance requirement was not considered to be probable of achievement for any of the outstanding option awards and 78,939 options were forfeited during the period ended September 30, 2016. Accordingly, the Company has not recognized any compensation expense related to these stock options. The contractual term for the options awarded is 10 years.

          The fair value of each option award granted is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options was estimated at the date of grant using the following assumptions:

Expected volatility	45%
Expected dividends	$—
Expected term (in years)	6.25
Risk free rate	1.83%

          On July 19, 2016, the Company's Board of Directors authorized and granted 879,001 stock option awards to certain key employees and directors that shall vest and become exercisable based upon the achievement of a service requirement. The options vest in 20% increments for each six months of continuous service with December 2016 being the first vesting period and an option becomes fully vested as of July 2019. The contractual term for the options awarded is 10 years. For the period ended September 30, 2016, the Company recognized $0.2 million in compensation expense related to these stock options.

          The total stock compensation expense for periods ended September 30, 2016 and 2015 for all stock options was $1.1 million and $0.9 million, respectively. The tax benefit related to the stock

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

14. STOCK-BASED COMPENSATION (Continued)

compensation expense recorded for the periods ended September 30, 2016 and 2015 was $0.4 million and $0.3 million, respectively. The total unrecognized compensation expense as of September 30, 2016 is $2.9 million, and is expected to be recognized over a weighted-average period of approximately1.8 years.

          The fair value of each option award granted is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options was estimated at the date of grant using the following assumptions:

Expected volatility	55%
Expected dividends	$—
Expected term (in years)	5.80
Risk free rate	1.51%

          The outstanding options at January 1, 2015 were 2,404,004 as 9,267 options were forfeited in 2014. As of September 30, 2016, none of the options are fully vested. A summary of the stock option activity for the periods ended September 30, 2016 is presented below.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant-Date Fair Value

Outstanding at January 1, 2015	2,404,004	$5.73	$2.56
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2015	2,404,004	5.73	2.56

Exercisable at December 31, 2015	965,314	5.73	2.56

Outstanding at January 1, 2016	2,404,004	5.73	2.56
Granted	879,001	3.26	2.56
Exercised	—	—	—
Forfeited	(78,939)	5.73	2.56
Expired	—	—	—

Outstanding at September 30, 2016	3,204,066	5.05	2.56

Exercisable at September 30, 2016	1,447,971	5.73	2.56

          Restricted Stock Units — On September 30, 2013, the Company's Board of Directors authorized and granted 256,783 Restricted Stock Units (RSUs) to a key executive. Each RSU represents the right to receive one share of common stock of the Company at par value $0.001 per share. RSUs shall vest and the shares of common stock subject to the RSUs shall be paid to the grantee upon change in control, whether or not grantee is an employee, consultant, or director of

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

14. STOCK-BASED COMPENSATION (Continued)

the Company on such date. If the grantee ceases to be an employee, consultant, or director of the Company prior to the vesting date, he shall not forfeit any rights with respect to the unvested RSUs and shall be entitled to receive payment on the vesting date. The fair value of the RSUs is measured as the price of the Company's shares on the grant date, which was estimated to be $5.63. The Company's share price used to estimate the fair value of the option at the grant date was based on a combination of income and market approaches, which are highly complex and sensitive. The income approach involves the use of a discounted cash flow method, with the cash flow projections discounted at an appropriate discount rate. The market approach involves the use of comparable public companies market multiples in estimating the fair value of the Company's stock. As of September 30, 2016 and 2015, the RSUs were not vested as the performance requirement was not considered to be probable of achievement. Accordingly, the Company has not recognized any compensation expense related to these RSUs. There have been no additional RSUs granted, vested or forfeited since September 30, 2013.

15. RELATED-PARTY TRANSACTIONS

          The Company leases its corporate offices from a related party pursuant to a five-year lease agreement with a five-year extension option requiring a base rent of $72,000 per year. The Company also leases five properties adjacent to the corporate office from related parties with annual base rents of $30,000, $30,000, $90,000, $90,000, and $180,000.

          For the periods ending September 30, 2016 and 2015, the Company paid $119,879 and $119,421 for the use of transportation services from related party is at actual cost.

          The Company also rents equipment in Elk City, Oklahoma from a related party. In period ending September 30, 2016 and 2015, the Company paid $144,000 and $144,000.

          At September 30, 2016 and December 31, 2015, the Company had $6,724 and $0 in payables, respectively for related parties for services provided.

          All agreements pertaining to realty property and equipment were entered into during periods where the Company had limited liquidity and related parties secured them on behalf of the Company. All related party transactions are immaterial and have not been separately shown on the face of the financial statements.

          For related party disclosure related to equity transactions with Energy Capital Partners, see Note 17.

PROPETRO HOLDING CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

16. COMMITMENTS AND CONTINGENCIES

          Operating Lease — The Company has various operating leases for office space and certain property and equipment. For the periods ended September 30, 2016 and 2015, the Company recorded operating lease expense of $1 million for each of the periods. Required remaining lease payments for each fiscal year are as follows:

2016	$343,379
2017	471,416
2018	426,416
2019	366,416
2020	343,916

Total	$1,951,543

          Contingent Liabilities — The Company may be subject to various legal actions, claims, and liabilities arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a materially adverse effect on the Company's financial position, results of operations, or liquidity.

17. EQUITY CAPITALIZATION

          At December 31, 2015, Energy Capital Partners (ECP) and its related affiliates hold 20,992,383 of the 24,132,871 outstanding common shares of the Company. The remaining outstanding shares of the Company are held by management and two prior lenders to the Company.

          Per the amended credit agreement executed on June 8, 2016 (see Note 9), the majority shareholder, ECP and its related affiliates along with other shareholders infused $40.425 million of equity into the Company and the Company issued 12,418,847 additional shares of stock. On June 8, 2016, 12,288,224 shares of stock were issued followed by 130,622 on July 13, 2016. As of September 30, 2016, the Company has 36,551,716 common shares outstanding and ECP and its related affiliates currently hold 33,331,494, increasing ECP ownership interest to 91.2%. The remaining outstanding common shares of the Company are held by management and two prior lenders to the Company.

18. SUBSEQUENT EVENTS

          The Company evaluated subsequent events through December 15, 2016, the date on which the September 30, 2016 interim condensed consolidated financial statements were originally issued, and January 20, 2017, the date on which the retrospectively revised September 30, 2016 interim condensed consolidated financial statements were issued (as to the reverse stock split discussed in Note 1).

          In addition to the reverse stock split and private placement discussed in Note 1, the Company has retained investment bankers with the intention of an initial public offering.

******

ProPetro Holding Corp.

             Shares

Prospectus

                          , 2017

Goldman, Sachs & Co.

          Through and including                           , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

          Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and                          listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

          We are currently organized as a Texas Corporation. In connection with the completion of this offering, we intend to change the jurisdiction of our incorporation to the State of Delaware, and we will file a certificate of incorporation with the State of Delaware.

          Our certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

          Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

          Our certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

          We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

          We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

          The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.    Recent Sales of Unregistered Securities

          During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering. We believe that each of these transactions was exempt from the registration requirements pursuant to Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder or Rule 701 of the Securities Act.

          In June 2016, we issued 12,418,847 additional shares (after giving effect to the December 22, 2016 reverse stock split) of common stock to certain investment funds managed by Energy Capital Partners for $40.425 million. We used the proceeds from the private offering for general corporate purposes.

          On June 14, 2013, we granted stock options to purchase 482,657 (after giving effect to the December 22, 2016 reverse stock split) shares of our common stock to each of our named executive officers. Such stock options are scheduled to vest in equal annual installments over four years from the date of the grant. The vesting of the stock options is subject to acceleration upon a change of control of the Company if the participant remains employed by the Company, but a change of control does not include an initial public offering and so will not occur in connection with this offering.

          In addition, we granted Mr. Redman 256,784 (after giving effect to the December 22, 2016 reverse stock split) restricted stock units on September 30, 2013 pursuant to a stand-alone restricted stock unit agreement, not subject to the 2013 Stock Option Plan or any equity plan. Each restricted stock unit represents the right to receive one share of common stock of the Company, par value $0.001 per share, upon vesting. The restricted stock units will only vest upon a change of control of the Company, whether or not Mr. Redman is an employee, consultant or director on such vesting date. As defined in the agreement, a change of control does not include an initial public offering and so will not occur in connection with this offering.

          Effective as of December 27, 2016, we completed a private placement of 11,724,134 shares of our Series A Convertible Preferred stock, par value $0.001 (the "Series A Preferred Shares") to certain "accredited investors" (as defined in Regulation D promulgated under the Securities Act of 1933, as amended). We believe that the private offering of Series A Preferred Shares was exempt from the registration requirements pursuant to Rule 506 under Regulation D. We received net proceeds of approximately $170 million.

Item 16.    Exhibits

          The following documents are filed as exhibits to this registration statement:

Exhibit number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1	*	Certificate of Incorporation of ProPetro Holding Corp.

3.2	*	Bylaws of ProPetro Holding Corp.

4.1	*	Specimen Stock Certificate

4.2	*	Registration Rights Agreement, dated March 4, 2013, by and among ProPetro Holding Corp. and the parties thereto

4.3	*	Registration Rights Agreement, dated December 27, 2016, by and among ProPetro Holding Corp. and the investors listed on Schedule A thereto

4.3	*	Form of Shareholders Agreement

5.1	*	Form of opinion of Latham & Watkins LLP as to the legality of the securities being registered

10.1	*	Form of Indemnification Agreement

10.2	*	Form of Credit Agreement

23.1	*	Consent of Deloitte & Touche LLP

23.2	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

24.1		Powers of Attorney (contained on the signature page to this Registration Statement)

*
To be filed by amendment.

Item 17.    Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that,

            (1)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon

  Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

            (4)     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (a)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

              (b)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

              (c)     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

              (d)     Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, Texas, on                  , 2017.

ProPetro Holding Corp.
By:

          Each person whose signature appears below appoints             and             , and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed by the following persons in the capacities indicated on                   , 2017.

Signature	Title

EXHIBIT INDEX

Exhibit number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1	*	Certificate of Incorporation of ProPetro Holding Corp.

3.2	*	Bylaws of ProPetro Holding Corp.

4.1	*	Specimen Stock Certificate

4.2	*	Registration Rights Agreement, dated March 4, 2013, by and among ProPetro Holding Corp. and the parties thereto

4.3	*	Registration Rights Agreement, dated December 27, 2016, by and among ProPetro Holding Corp. and the investors listed on Schedule A thereto

4.3	*	Form of Shareholders Agreement

5.1	*	Form of opinion of Latham & Watkins LLP as to the legality of the securities being registered

10.1	*	Form of Indemnification Agreement

10.2	*	Form of Credit Agreement

23.1	*	Consent of Deloitte & Touche LLP

23.2	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

24.1		Powers of Attorney (contained on the signature page to this Registration Statement)

*
To be filed by amendment.